2004

Financial Information

ATCO GROUP

Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended December 31, 2004

Table of Contents

ATCO LTD.
FINANCIAL ACHIEVEMENT IN 2004

- Earnings per share increased to $5.35 from $4.39 in 2003.
- Dividends paid per Class I and Class II share increased by $0.12 to $1.40 from $1.28 in 2003.
- Earnings increased by $28.7 million to $159.4 million compared to $130.7 million in 2003.
- Return on common equity was 13.4% compared to 12.0% in 2003.
- Total assets increased by $422 million to $7.0 billion compared to $6.6 billion in 2003.
- Long term debt increased by $374 million to $2.2 billion.
- Non-recourse long term debt decreased by $49 million to $900 million.
- Share owners' equity increased by $113 million to $1.2 billion compared to $1.1 billion in 2003.
- Cash flow from operations increased by $30.7 million to $604.3 million.
- Capital expenditures were $611 million in 2004 compared to $540 million in 2003. Over the previous five years, capital expenditures averaged $629 million per year.
- ATCO issued $480 million of debentures and $69 million of other debt in 2004. ATCO redeemed $100 million of debentures and $71 million of other debt in 2004.
- Non-recourse long term debt of $12 million was issued in 2004 for the Brighton Beach Power Project; ATCO redeemed $55 million of non-recourse long-term debt in 2004.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the consolidated financial statements, management's discussion and analysis of financial condition and results of operations and other financial information relating to the Corporation contained in this annual report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles using methods appropriate for the industries in which the Corporation operates and necessarily include some amounts that are based on informed judgments and best estimates of management. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

Management has established internal accounting control systems to meet its responsibility for reliable and accurate reporting. These control systems are subject to periodic review by the Corporation's internal auditors.

PricewaterhouseCoopers, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.

The Board of Directors, through its Audit Committee comprised entirely of outside Directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent auditors to discuss auditing and reporting on financial matters, to assure that management is carrying out its responsibilities and to review and approve the consolidated financial statements. The auditors have full and free access to the Audit Committee and management.

K.M. Watson
Senior Vice President and Chief Financial Officer

P.G. Wright
Vice President, Finance and Controller

AUDITORS' REPORT

TO THE SHARE OWNERS OF ATCO LTD.

We have audited the consolidated balance sheets of ATCO Ltd. as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

February 11, 2005

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended December 31 2004	Three Months Ended December 31 2003 (Restated, Notes 1, 13, 16)	Year Ended December 31 2004	Year Ended December 31 2003 (Restated, Notes 1, 13, 16)
		(Unaudited)			
Revenues	3	**$ 741.9**	$1,008.9	**$3,349.1**	$3,929.7
Costs and expenses					
Natural gas supply	3	**64.9**	368.0	**924.1**	1,516.9
Purchased power	3	**15.4**	46.8	**95.8**	209.8
Operation and maintenance		**292.0**	261.6	**1,055.6**	994.0
Selling and administrative		**52.1**	60.9	**184.7**	181.6
Depreciation and amortization		**86.2**	76.9	**311.1**	285.0
Interest	12	**56.4**	49.6	**215.5**	198.9
Franchise fees		**37.5**	30.5	**133.4**	122.6
		604.5	894.3	**2,920.2**	3,508.8
		137.4	114.6	**428.9**	420.9
Gain on transfer of retail energy supply businesses	3	**-**	-	**63.3**	-
Interest and other income	4	**10.9**	10.5	**32.9**	36.1
Earnings before income taxes and non-controlling interests		**148.3**	125.1	**525.1**	457.0
Income taxes	5	**52.0**	29.6	**172.4**	159.6
		96.3	95.5	**352.7**	297.4
Dividends on equity preferred shares		**2.1**	2.1	**8.6**	8.6
Non-controlling interests	6	**52.5**	50.9	**184.7**	158.1
Earnings attributable to Class I and Class II shares	3	**41.7**	42.5	**159.4**	130.7
Retained earnings at beginning of period as restated	7	**1,071.2**	958.1	**990.4**	902.7
		1,112.9	1,000.6	**1,149.8**	1,033.4
Dividends on Class I and Class II shares		**10.4**	9.5	**41.7**	38.1
Direct charges	8	**1.5**	0.7	**7.1**	4.9
Retained earnings at end of period		**$1,101.0**	$ 990.4	**$1,101.0**	$ 990.4
Earnings per Class I and Class II share	15	**$ 1.40**	$ 1.43	**$ 5.35**	$ 4.39
Diluted earnings per Class I and Class II share	15	**$ 1.38**	$ 1.41	**$ 5.29**	$ 4.33
Dividends paid per Class I and Class II share		**$ 0.35**	$ 0.32	**$ 1.40**	$ 1.28

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	December 31 2004	2003 (Restated, Notes 1, 13, 16)
ASSETS			
Current assets			
Cash and short term investments	18	**$ 760.9**	$ 391.9
Accounts receivable		**430.8**	583.0
Inventories		**189.4**	184.2
Income taxes recoverable		**-**	13.6
Future income taxes	5	**0.3**	-
Deferred natural gas costs		**-**	27.2
Prepaid expenses		**26.8**	27.7
		1,408.2	1,227.6
Property, plant and equipment	9	**5,407.7**	5,155.0
Goodwill		**71.2**	71.2
Security deposits for debt		**23.1**	23.1
Other assets	10	**129.3**	140.9
		$7,039.5	$6,617.8
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness	11	**$ 11.2**	$ 5.6
Accounts payable and accrued liabilities		**340.3**	528.4
Income taxes payable		**42.6**	-
Future income taxes	5	**-**	11.5
Deferred natural gas cost recoveries		**0.9**	-
Deferred electricity cost recoveries		**11.7**	1.0
Long term debt due within one year	12	**5.9**	2.3
Non-recourse long term debt due within one year	12	**55.8**	51.0
		468.4	599.8
Future income taxes	5	**237.6**	233.6
Deferred credits	13	**163.0**	133.6
Long term debt	12	**2,215.3**	1,841.6
Non-recourse long term debt	12	**899.7**	948.2
Non-controlling interests	6	**1,660.9**	1,579.3
Equity preferred shares	14	**150.0**	150.0
Class I and Class II share owners' equity			
Class I and Class II shares	15	**144.2**	138.9
Contributed surplus	1, 16	**0.7**	0.6
Retained earnings		**1,101.0**	990.4
Foreign currency translation adjustment		**(1.3)**	1.8
		1,244.6	1,131.7
		$7,039.5	$6,617.8

N.C. Southern
DIRECTOR

B.P. Drummond
DIRECTOR

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended December 31 2004	Three Months Ended December 31 2003 (Restated, Notes 1, 13, 16)	Year Ended December 31 2004	Year Ended December 31 2003 (Restated, Notes 1, 13, 16)
		(Unaudited)			
Operating activities					
Earnings attributable to Class I and Class II shares		**$ 41.7**	$ 42.5	**$ 159.4**	$ 130.7
Adjustments for:					
Depreciation and amortization		**86.2**	76.9	**311.1**	285.0
Future income taxes		**(7.2)**	(4.3)	**(9.5)**	1.2
Non-controlling interests		**52.5**	50.9	**158.1**	158.1
Gain on transfer of retail energy supply businesses - net of income taxes and non-controlling interests	3	**-**	-	**(28.5)**	-
Deferred availability incentives		**8.1**	(1.5)	**2.8**	(1.7)
Other		**0.8**	1.8	**10.9**	0.3
Cash flow from operations		**182.1**	166.3	**604.3**	573.6
Changes in non-cash working capital	17	**(32.3)**	(88.0)	**92.0**	(58.2)
		149.8	78.3	**696.3**	515.4
Investing activities					
Purchase of property, plant and equipment		**(176.8)**	(188.7)	**(610.9)**	(539.6)
Proceeds on transfer of retail energy supply businesses - net of income taxes and non-controlling interests	3	**-**	-	**22.5**	-
Proceeds on disposal of property, plant and equipment		**3.2**	13.0	**10.0**	30.4
Contributions by utility customers for extensions to plant		**10.3**	13.8	**50.9**	48.1
Non-current deferred electricity costs		**4.0**	10.3	**(5.9)**	19.1
Changes in non-cash working capital	17	**13.3**	17.3	**7.8**	(33.1)
Other		**1.8**	0.5	**(2.5)**	-
		(144.2)	(133.8)	**(528.1)**	(475.1)
Financing activities					
Change in notes payable		**(96.0)**	(42.0)	**-**	-
Deferred electricity cost obligation		**-**	-	**-**	(51.0)
Issue of long term debt		**300.0**	21.7	**549.0**	45.8
Issue of non-recourse long term debt		**-**	-	**12.5**	50.9
Repayment of long term debt		**(37.0)**	(68.2)	**(170.9)**	(144.6)
Repayment of non-recourse long term debt		**(11.2)**	(7.1)	**(54.5)**	(41.2)
Issue of equity preferred shares by subsidiary		**-**	-	**-**	150.0
Issue (purchase) of Class A shares by subsidiary		**0.2**	0.1	**(3.0)**	(2.4)
Issue (purchase) of Class I shares		**1.6**	0.3	**(1.8)**	(2.4)
Dividends paid to Class I and Class II share owners		**(10.4)**	(9.5)	**(41.7)**	(38.1)
Dividends paid to non-controlling interests		**(25.1)**	(24.5)	**(100.5)**	(95.7)
Income tax reassessment	5	**12.9**	-	**12.9**	-
Changes in non-cash working capital	17	**(2.4)**	1.5	**(1.7)**	7.1
Other		**(4.1)**	(0.4)	**(4.8)**	(3.9)
		128.5	(128.1)	**195.5**	(125.5)
Foreign currency translation		**0.1**	0.6	**(0.3)**	(5.1)
Cash position [1]					
Increase (decrease)		**134.2**	(183.0)	**363.4**	(90.3)
Beginning of period		**615.5**	569.3	**386.3**	476.6
End of period		**$ 749.7**	$ 386.3	**$ 749.7**	$ 386.3

[1] Cash position includes cash and short term investments less current bank indebtedness.

(tabular amounts in millions of Canadian dollars)

1. Summary of significant accounting policies

Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of ATCO Ltd. and its subsidiaries, including a proportionate share of joint venture investments (the "Corporation"). Principal subsidiaries are ATCO Structures (100% owned) and its subsidiaries, ATCO Noise Management (100% owned), ATCO Resources (100% owned) and Canadian Utilities Limited (51.847% owned) and its subsidiaries ("Canadian Utilities"). Principal operations are Industrials (ATCO Structures, ATCO Noise Management), Utilities (ATCO Electric, ATCO Gas, ATCO Pipelines), Power Generation (ATCO Power, Alberta Power (2000), ATCO Resources) and Global Enterprises (ATCO Midstream, ATCO Frontec, ATCO I-Tek). Significant joint venture investments consist principally of power generation plants.

Effective January 1, 2004, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations that define the primary sources of GAAP. Adoption of these recommendations had no effect on earnings for the three months and year ended December 31, 2004.

Certain comparative figures have been reclassified to conform to the current presentation.

Rate Regulation

ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities Limited's wholly owned subsidiary, CU Inc., are collectively referred to in these consolidated financial statements as the "regulated operations".

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000 but are now governed by legislatively mandated Power Purchase Arrangements ("PPA") that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (see Note 3). The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 will be reduced accordingly for 2004 and thereafter. ATCO Pipelines, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical did not participate in this transfer and continue to purchase natural gas and electricity for sale to customers. In addition, the AEUB issued a decision that directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ends on March 31, 2005. Accordingly, ATCO Gas has entered into certain energy contracts for the forward purchase and sale of natural gas for storage purposes (see Note 21).

Accounting for regulated operations is described in Note 2.

1. **Summary of significant accounting policies** (continued)

Use of Estimates

The preparation of the Corporation's consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

Revenue Recognition

For regulated operations, revenues are recognized in a manner that is consistent with the underlying rate design as mandated by the regulator.

Prior to the transfer of retail energy supply businesses (see Note 3), revenues from regulated sales of natural gas and electricity by ATCO Gas and ATCO Electric were recognized upon delivery, primarily on the basis of meter readings, and included an estimate of usage not yet billed.

Revenues from ATCO Gas' regulated distribution of natural gas include variable charges, which are recognized on the basis of meter readings upon delivery of natural gas to customers and include an estimate of usage not yet billed, and fixed charges, based on the provision of the distribution service during the period. Revenues from the sale of natural gas by ATCO Gas from storage are recognized upon delivery.

Revenues from ATCO Electric's regulated distribution of electricity include variable charges, which are recognized on the basis of meter readings upon delivery of electricity to customers and include an estimate of usage not yet billed, and fixed charges, based on the provision of the distribution service during the period. Revenues for the use of ATCO Electric's regulated transmission facilities are based on an annual tariff and are recognized evenly throughout the year.

Revenues from ATCO Pipelines' regulated transportation of natural gas are recognized on the basis of contractual arrangements.

Revenues from regulated sales and distribution of natural gas and electricity by other regulated operations, excluding Alberta Power (2000), are recognized upon delivery, primarily on the basis of meter readings, and include an estimate of usage not yet billed.

Revenues from generating plants are recognized upon delivery of output or upon availability of delivery as prescribed by contractual arrangements. PPA incentives and penalties are recognized as described under the accounting policy for deferred availability incentives.

Revenues from ATCO Midstream's natural gas storage and processing capacity are recognized on the basis of contractual arrangements, and revenues from the sale of natural gas liquids are recognized upon delivery.

Revenues from the supply of contracted services are recorded by the percentage of completion method. Full provision is made for any anticipated loss. Other revenues are recognized when products are delivered or services are provided.

1. Summary of significant accounting policies (continued)

Natural Gas Supply

Natural gas supply expense includes purchases of natural gas for regulated operations (see Note 3 regarding the transfer of retail energy supply businesses) and other subsidiaries. Natural gas supply expense for other subsidiaries consists of natural gas volumes purchased for natural gas liquids extraction and sales to third parties.

Prior to the transfer of retail energy supply businesses (see Note 3), natural gas supply expense for the regulated operations was based on the forecast cost of natural gas included in customer rates. Variances from forecast costs were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers and revenues and natural gas supply expense were adjusted accordingly.

Subsequent to the transfer of retail energy supply businesses, natural gas supply expense for the regulated operations is based on actual costs incurred.

Purchased Power

Prior to the transfer of retail energy supply businesses (see Note 3), purchased power expense in ATCO Electric was based on the actual cost of electricity purchased, whereas the amount included in customer rates was based on forecast cost. Revenues were adjusted for variances from forecast cost, and the variances were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers.

Purchased power expense in the Yukon Territory and the Northwest Territories is based on the actual cost of electricity purchased. The amount included in customer rates in the Yukon Territory is based on actual costs and in the Northwest Territories is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the regulator is obtained for refund to or collection from customers.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method, future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and unamortized contributions by utility customers for extensions to plant.

Regulated operations include in property, plant and equipment an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Property, plant and equipment in the other subsidiaries include capitalized interest incurred during construction.

1. **Summary of significant accounting policies** (continued)

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets, excluding Alberta Power (2000)'s generating plants, are approved by the AEUB and include a provision for future removal costs and site restoration costs (see the accounting policy for asset retirement obligations below). On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings for the three months and year ended December 31, 2004.

Goodwill

Goodwill is not amortized. The carrying value of goodwill is subject to an impairment test annually, or more frequently if events or circumstances indicate impairment. If the carrying value of the reporting unit to which goodwill has been assigned exceeds its fair value, then, with respect to the reporting unit's goodwill, any excess of its carrying value over its fair value is expensed.

Deferred Financing Charges

Issue costs of long term debt are amortized over the weighted average life of the debt, issue costs of preferred shares relating to regulated operations are amortized over the expected life of the issue and issue costs of preferred shares relating to other subsidiaries are charged to retained earnings. Unamortized premiums and issue costs of redeemed long term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

Asset Retirement Obligations

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for asset retirement obligations as described in Note 13. The CICA recommendations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

1. Summary of significant accounting policies (continued)

An asset retirement obligation is recorded as a liability in deferred credits, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

Long Term Debt Due Within One Year

When the Corporation intends to refinance long term debt due within one year on a long term basis and there is a written undertaking from an underwriter to act on the Corporation's behalf with respect thereto, or sufficient capacity exists under long term bank loan agreements to issue commercial paper or assume bank loans, then long term debt due within one year is classified as long term.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Employee Future Benefits

The Corporation accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs.

Pension plan assets at the end of the year are reported at market value. The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years.

Accrued benefit obligations at the end of the year are determined using a discount rate that reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments.

1. Summary of significant accounting policies (continued)

Experience gains and losses and the effect of changes in assumptions in excess of 10% of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments and the net transitional liability or asset, which arose upon the adoption in 2000 of the current accounting standard, are amortized over the estimated average remaining service life of employees.

Pursuant to an AEUB decision effective January 1, 2000, the regulated operations, excluding Alberta Power (2000), are required to expense contributions for other post employment benefit and certain other defined benefit pension plans as paid. The differences between the amounts accrued and paid are deferred in other assets.

Employer contributions to the defined contribution pension plans are expensed as paid.

Stock Based Compensation Plans

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation as described in Note 16. These recommendations require the expensing of stock options granted by ATCO Ltd. and its subsidiary, Canadian Utilities Limited, on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted. The fair value of the ATCO Ltd. options is recorded as compensation expense and contributed surplus. Contributed surplus is reduced as the ATCO Ltd. options are exercised and the amount initially recorded in contributed surplus is credited to Class I and Class II share capital. The fair value of the Canadian Utilities Limited options is recorded as compensation expense and non-controlling interests. Non-controlling interests remain unchanged when Canadian Utilities Limited stock options are exercised as Canadian Utilities Limited's share capital and contributed surplus are both included in non-controlling interests. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

No compensation expense is recognized when share appreciation rights are granted. Prior to vesting, compensation expense arising from an increase or decrease in the market price of the shares over the base value of the rights is accrued equally over the remaining months to the date of vesting. After that date, compensation expense arising from an increase or decrease in the market price of the shares is recognized monthly in earnings.

Foreign Currency Translation

Assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenues and expenses are translated at the average monthly rates of exchange during the year. Gains or losses on translation of self-sustaining foreign operations are included in the foreign currency translation adjustment in share owners' equity.

Transactions denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the transaction date. Monetary assets and liabilities of integrated foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or liabilities incurred, and revenues and expenses are translated at the average monthly rates of exchange for the year. Gains or losses on translation of integrated foreign operations are recognized in earnings.

2. Accounting for regulated operations

While CICA recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP.

Where regulatory decisions dictate, the Corporation defers certain costs or revenues as assets or liabilities in the balance sheet and records them as expenses or revenues in the earnings statement as it collects or refunds amounts through future customer rates. Any adjustments to these deferred amounts are recognized in earnings in the period

2. Accounting for regulated operations (continued)

that the regulator renders a subsequent decision. The Corporation anticipates that there would be no material differences between the amounts approved by the regulator for collection or refund and the amounts included in assets or liabilities on the balance sheet.

The Corporation has chosen to retain the following existing accounting policies, as permitted by CICA recommendations that define the primary sources of GAAP, pertaining to regulatory decisions that give rise to deferred assets or liabilities:

a) *Purchased power* – Purchased power expense for the regulated operations in the Yukon Territory and the Northwest Territories is based on the actual cost of electricity purchased. The amount included in customer rates in the Yukon Territory is based on actual costs and in the Northwest Territories is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the regulator is obtained for refund to or collection from customers.

b) *Future removal and site restoration costs* – Depreciation rates for regulated assets, excluding Alberta Power (2000)'s generating plants, include a provision for future removal costs and site restoration costs (see Note 1 regarding the accounting policy for asset retirement obligations). On retirement of these depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

c) *Employee future benefits* – Costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), are recognized in earnings when paid rather than accrued. The differences between the amounts accrued on an actuarial basis and paid are deferred in other assets.

d) Certain costs as required or permitted by the AEUB are deferred for recovery through future rates.

Similar accounting policies that pertained to the retail energy supply businesses that were transferred as of May 4, 2004 (see Note 3) included:

a) *Natural gas supply* – Natural gas supply expense was based on the forecast cost of natural gas included in customer rates. Variances from forecast costs were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers and revenues and natural gas supply expense was adjusted accordingly.

b) *Purchased power* – Purchased power expense in ATCO Electric was based on the actual cost of electricity purchased, whereas the amount included in customer rates was based on forecast cost. Revenues were adjusted for variances from forecast cost, and the variances were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers.

3. Transfer of retail energy supply businesses

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and non-controlling interests of $26.6 million. This transfer increased 2004 earnings by $28.5 million.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 will be reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

3. Transfer of retail energy supply businesses (continued)

Under the various transaction agreements, ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions ("the transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm, commercial and small industrial customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities Limited has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

4. Interest and other income

	2004	2003
Interest	**$23.6**	$25.9
Allowance for funds used by regulated operations	**6.2**	4.4
Other	**3.1**	5.8
	$32.9	$36.1

5. Income taxes

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2004		2003	
Earnings before income taxes and non-controlling interests	**$525.1**	%	$457.0	%
Income taxes, at statutory rates	**$214.6**	**40.9**	$190.8	41.7
Federal general tax reduction [1]	**(18.3)**	**(3.5)**	(10.9)	(2.4)
Manufacturing and processing tax credit	**(7.7)**	**(1.5)**	(8.1)	(1.8)
Resource allowance	**(3.3)**	**(0.6)**	(3.5)	(0.8)
Crown royalties and other non-deductible Crown payments	**0.7**	**0.1**	1.1	0.3
Large Corporations Tax	**8.6**	**1.6**	9.0	2.0
Foreign tax rate variance	**(6.0)**	**(1.1)**	(3.1)	(0.7)
Non-deductible interest on foreign financing	**1.8**	**0.3**	1.5	0.3
Change in future income taxes resulting from reduction in tax rates	**(2.4)**	**(0.5)**	(2.4)	(0.5)
Unrecorded future income taxes relating to regulated operations	**4.4**	**0.9**	6.9	1.5
Natural gas and other property disposals	**-**	**-**	(0.6)	(0.1)
Transfer of retail energy supply businesses	**(12.1)**	**(2.3)**	-	-
Reduction in future income taxes resulting from a change in tax legislation in Australia	**-**	**-**	(8.9)	(1.9)
Change in method of accounting for future income taxes in certain regulated operations	**(15.8)**	**(3.0)**	(6.8)	(1.5)
Income tax reassessment	**6.7**	**1.3**	-	-
Other	**1.2**	**0.2**	(5.4)	(1.2)
	172.4	**32.8**	159.6	34.9
Current income taxes	**192.9**		160.9	
Future income taxes (recoveries)	**$ (20.5)**		$ (1.3)	

(1) The federal general tax reduction of 7% (2003 – 5%) is applicable to earnings that have not otherwise benefited from the manufacturing and processing tax credit and/or the resource allowance. An additional federal tax reduction of 2% (2003 – 1%) is applicable to earnings that have benefited from the resource allowance.

The future income tax liabilities (assets) comprise the following:

	2004	2003
Property, plant and equipment	**$233.7**	$235.2
Deferred assets and liabilities	**1.5**	31.1
Tax loss carryforwards	**(1.0)**	(2.7)
Income tax reassessments	**-**	(21.3)
Other	**3.1**	2.8
	237.3	245.1
Less: Amounts included in current future income taxes	**(0.3)**	11.5
	$237.6	$233.6

Unrecorded future income tax liabilities of the regulated operations amounted to $165.3 million at December 31, 2004. This balance includes $38.8 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's.

Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $1.0 million, of which $0.2 million begins to expire in 2007 and $0.8 million does not expire. In addition, there are tax loss carryforwards of $1.2 million for Canadian subsidiary corporations and tax loss carryforwards of $7.0 million for a foreign subsidiary for which no tax benefit has been recorded. These losses begin to expire in 2006.

Income taxes paid amounted to $135.6 million (2003 – $151.0 million).

5. **Income taxes** (continued)

In 2001, the Corporation received and paid income tax reassessments of $21.3 million relating to the 1996 disposal of ATCOR Resources Ltd. Of this amount, $12.9 million was assessed to Canadian Utilities Limited and $8.4 million was assessed to ATCO Ltd. The Corporation did not agree with these reassessments and contested the matter with tax authorities. Accordingly, the payments were recorded as a reduction of future income tax liabilities.

During 2003, the Corporation was successful in appealing the reassessments to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of Canadian Utilities Limited with respect to the entire amount of its $12.9 million reassessment, and in favor of ATCO Ltd. for $1.7 million of its $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. With respect to Canadian Utilities Limited, the Corporation has received a refund of $15.1 million, including interest, and has reversed the future income tax reduction of $12.9 million. With respect to ATCO Ltd., the Corporation has filed for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. Due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal, the Corporation has reversed the future income tax reduction of $8.4 million, reduced income taxes payable by $1.7 million for the expected refund and charged $6.7 million to earnings.

6. Non-controlling interests

	2004	2003
Non-controlling interests in Canadian Utilities:		
Equity preferred shares		
Cumulative Redeemable Second Preferred Shares, at 5.3% to 6.6%	**$ 426.5**	$ 426.5
Perpetual Cumulative Second Preferred Shares, at 5.05% to 5.25%	**210.0**	210.0
Class A non-voting and Class B common shares	**1,024.4**	942.8
	$1,660.9	$1,579.3
Non-controlling interests in the earnings of Canadian Utilities:		
Equity preferred share dividends	**$ 35.8**	$ 33.1
Earnings attributable to Class A non-voting and Class B common shares	**148.9**	125.0
	$ 184.7	$ 158.1

7. Retained earnings at beginning of period as restated

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Retained earnings at beginning of period as previously reported	**$1,071.2**	$960.3	**$992.9**	$904.7
Adjustment to retained earnings for prior years' effect of change in method of accounting for asset retirement obligations (after income taxes and non-controlling interests)	**-**	(1.6)	**(1.7)**	(1.7)
Adjustment to retained earnings for prior years' effect of change in method of accounting for stock options (after non-controlling interests)	**-**	(0.6)	**(0.8)**	(0.3)
Retained earnings at beginning of period as restated	**$1,071.2**	$958.1	**$990.4**	$902.7

8. Direct charges to retained earnings

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Purchase of Class I shares	**$1.5**	$0.7	**$7.1**	$3.6
Issue costs of equity preferred shares by a subsidiary (after income taxes of $1.3 million and non-controlling interests of $1.4 million)	**-**	-	**-**	1.3
	$1.5	$0.7	**$7.1**	$4.9

9. Property, plant and equipment

		2004		2003	
	Composite Depreciation Rates	**Cost**	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Utilities	3.6%	**$5,593.1**	**$2,082.1**	$5,191.9	$1,927.2
Power Generation	3.4%	**2,996.7**	**864.5**	2,919.5	777.4
Global Enterprises	8.2%	**259.5**	**122.5**	249.3	105.6
Industrials	8.3%	**176.3**	**52.2**	142.5	48.3
Other	3.9%	**61.2**	**11.9**	38.6	13.7
		$9,086.8	**3,133.2**	$8,541.8	2,872.2
Property, plant and equipment, less accumulated depreciation			**5,953.6**		5,669.6
Unamortized contributions by utility customers for extensions to plant			**545.9**		514.6
			$5,407.7		$5,155.0

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $297.9 million (2003 — $285.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $75.7 million (2003 — $313.3 million) and non-depreciable assets of $58.6 million (2003 — $49.5 million).

10. Other assets

	2004	2003
Net accrued pension asset (Note 20)	**$ 57.0**	$ 53.9
Costs deferred for recovery through future regulated rates (1)	**25.0**	25.7
Deferred costs related to the transfer of retail energy supply businesses	**-**	10.8
Deferred financing charges (2)	**30.2**	30.9
Other (1)	**17.1**	19.6
	$129.3	$140.9

(1) Amortization of certain other assets, which was recorded in depreciation and amortization, amounted to $12.4 million in 2004 (2003 - $5.4 million).

(2) Amortization of deferred financing charges, which was recorded in interest expense, amounted to $3.4 million in 2004 (2003 - $2.9 million).

11. Bank indebtedness and credit lines

At December 31, 2004, bank indebtedness consists of $11.2 million (2003 – $5.6 million), of which $1.2 million has been borrowed under joint venture operating credit facilities, at interest rates from 3.07% to 5.4%, secured by a general assignment of accounts receivable, inventories and property, plant and equipment of subsidiary corporations.

At December 31, 2004, the Corporation has the following credit lines that enable it to obtain financing for general business purposes:

	2004			2003		
	Total	**Used**	**Available**	Total	Used	Available
Long term committed	**$ 588.2**	**$ 59.8**	**$ 528.4**	$ 584.6	$ 45.8	$ 538.8
Short term committed	**614.1**	**22.3**	**591.8**	624.3	49.8	574.5
Uncommitted	**115.3**	**31.1**	**84.2**	243.4	36.6	206.8
	$1,317.6	**$113.2**	**$1,204.4**	$1,452.3	$132.2	$1,320.1

Of the $113.2 million used at December 31, 2004, $55.1 million is included in long term debt, $10.0 million is included in bank indebtedness and $48.1 million represents outstanding letters of credit.

12. Long term debt and non-recourse long term debt

Long term debt

	2004	2003
Canadian Utilities		
CU Inc. debentures – unsecured		
1994 Series 8.73% due June 2004	**$ -**	$ 100.0
1995 Series 8.43% due June 2005	**125.0**	125.0
2001 4.84% due November 2006	**175.0**	175.0
2002 4.801% due November 2007	**50.0**	50.0
2000 6.97% due June 2008	**100.0**	100.0
1989 Series 10.20% due November 2009	**125.0**	125.0
1990 Series 11.40% due August 2010	**125.0**	125.0
2000 7.05% due June 2011	**100.0**	100.0
2004 5.096% due November 2014	**100.0**	-
2002 6.145% due November 2017	**150.0**	150.0
2004 5.432% due January 2019	**180.0**	-
1999 Series 6.8% due August 2019	**300.0**	300.0
1990 Second Series 11.77% due November 2020	**100.0**	100.0
1991 Series 9.92% due April 2022	**125.0**	125.0
1992 Series 9.40% due May 2023	**100.0**	100.0
2004 5.896% due November 2034	**200.0**	-
Canadian Utilities Limited debentures – unsecured		
2002 6.14% due November 2012	**100.0**	100.0
	2,155.0	1,775.0

12. Long term debt and non-recourse long term debt (continued)

***Long term debt** (continued)*

	2004	2003
ATCO Power Australia Pty Ltd. credit facility, at Bank Bill rates, due July 2005, payable in Australian dollars, unsecured (1)	**5.3**	13.8
ATCO Power Canada Ltd. credit facility, at BA rates, due March 2007, secured by a pledge of cash (1)	**11.5**	12.0
Other long term obligation, at 4.25%, due June 2006, unsecured	**4.5**	4.5
ATCO Investments Ltd.		
Term loan on ATCO Centre II, at BA rates, due March 2005, secured by the building (1)	**6.4**	6.9
ATCO Structures Inc.		
Revolving loan, at BA rates, due May 2007, secured by property, plant and equipment (1)	**20.0**	17.0
Other long term obligations, at rates of 4.07% to 7.00%	**0.2**	1.4
ATCO Structures Pty Ltd.		
Term loan, at fixed rate of 6.95%, due September 2004, payable in Australian dollars, secured by property, plant and equipment	**-**	0.7
Revolving loan, at Bank Bill rates, due August 2006, payable in Australian dollars, secured by property, plant and equipment	**18.3**	12.6
	2,221.2	1,843.9
Less: Amounts due within one year	**5.9**	2.3
	$2,215.3	$1,841.6

Non-recourse long term debt

	2004	2003
Canadian Utilities		
Barking Power Limited project financing, payable in British pounds:		
At fixed rates averaging 7.95%, due to 2010	**$ 72.2**	$ 80.8
At LIBOR, due to 2010 (1)	**118.4**	132.5
Osborne Cogeneration Pty Ltd. project financing, payable in Australian dollars:		
At Bank Bill rates, due to 2013 (1)	**2.3**	0.1
At 7.3325%, due to 2013 (1)	**42.6**	51.6
ATCO Resources (20%) and Canadian Utilities (80%)		
ATCO Power Alberta Limited Partnership ("APALP") project financing:		
At 7.54% to 2008, at LIBOR thereafter, due to 2016 (1)	**6.4**	8.0
At 7.317% to 2008, at LIBOR thereafter, due to 2016 (1)	**10.1**	11.2
At 7.50% to 2011, at LIBOR thereafter, due to 2016 (1)	**112.1**	116.4
Joffre project financing:		
At 6.435% to 2004, at BA rates thereafter, due to 2012 (1)	**-**	3.0
At 7.286%, due to 2012 (1)	**39.9**	41.7
At 8.59%, due to 2020	**40.0**	40.0
Scotford project financing:		
At 5.202%, due to 2008, at BA rates thereafter, due to 2014 (1)	**63.0**	67.2
At 5.202%, due to 2008, at LIBOR thereafter, due to 2014 (1)	**15.8**	17.2
At 7.93%, due to 2022	**34.5**	35.3

12. Long term debt and non-recourse long term debt (continued)

Non-recourse long term debt (continued)

	2004	2003
Muskeg River project financing:		
At 5.247%, due 2007, at BA rates thereafter, due to 2014 (1)	**59.7**	63.7
At BA rates, due to 2014 (1)	**0.5**	0.8
At 7.56%, due to 2022	**41.4**	43.6
Brighton Beach project financing:		
At 5.8367%, due 2009, at BA or Canadian Eurodollar rates thereafter, due to 2019 (1)	**12.2**	-
At BA or Canadian Eurodollar rates, due to 2019 (1)	**1.7**	-
At 6.575%, due to 2019 (1)	**49.4**	50.9
At 6.924%, due to 2024	**138.2**	138.2
Cory project financing:		
At BA rates, due to 2011 (1)	**0.4**	0.1
At 6.461%, due to 2011 (1)	**4.9**	5.9
At 7.586%, due to 2025	**47.7**	48.5
At 7.601%, due to 2026	**42.1**	42.5
	955.5	999.2
Less: Amounts due within one year	**55.8**	51.0
	$899.7	$948.2

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

(1) The above interest rates have additional margin fees at a weighted average rate of 1.1% (2003 — 0.9%).

The Corporation has fixed interest rates, either directly or through interest rate swap agreements, on 94% (2003 — 92%) of total long term debt and non-recourse long term debt.

The non-recourse long term debt is secured by charges on the projects' assets and by an assignment of the projects' bank accounts, outstanding contracts and agreements. The book value of the pledged assets and bank accounts at December 31, 2004 was $1,579.1 million (2003 — $1,462.8 million).

Guarantees

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's and ATCO Resources' obligations under their respective non-recourse loans associated with certain of their projects. ATCO Power (80%) and ATCO Resources (20%) have a joint venture in these projects subject to guarantees, excluding Barking Power. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest. These guarantees cover the following items:

a) **Equity contributions** — Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2004, the maximum value of the obligation under this guarantee for the Brighton Beach project financing is anticipated to be $10.9 million.

b) **Project cash flows** — Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 30 megawatts ("MW") for the Scotford project and 60 MW for the Muskeg River project. These guarantees became effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing

12. Long term debt and non-recourse long term debt (continued)

agreement depending upon the specific operating results of the plant. At December 31, 2004, no amounts were outstanding under the guarantee.

c) **Reserve amounts** — Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2004, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
APALP project financing	Nil (1)	$17.1
Joffre project financing	Nil (2)	$ 5.2
Muskeg River project financing	Nil (1)	$ 6.4
Scotford project financing	Nil (1)	$ 7.0

(1) No major maintenance reserve required for this financing.
(2) Reserve requirements of $3.3 million met with project cash flows.

d) **Prepaid operating and maintenance fee** — Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.5 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2004, the maximum value of the guarantee is $40.5 million.

e) **Purchase project assets** — Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the projects; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2004, no such events have occurred.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts. In addition, Canadian Utilities Limited has posted acceptable credit support in the amount of $2.7 million with respect to builders' liens filed against the Cory project.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

12. Long term debt and non-recourse long term debt (continued)

Minimum debt repayments

The minimum annual debt repayments for each of the next five years are as follows:

	Long Term Debt	Non-Recourse Long Term Debt	Total
2005	$136.8	$ 55.8	$ 192.6
2006	197.8	73.0	270.8
2007	81.5	61.5	143.0
2008	100.0	93.6	193.6
2009	125.0	84.3	209.3
	$641.1	$368.2	$1,009.3

Of the $192.6 million due in 2005, $130.9 million is to be refinanced and is, therefore, excluded from long term debt due within one year in the balance sheet.

Interest expense

Interest on debt is as follows:

	2004	2003
Long term debt	**$149.1**	$145.9
Non-recourse long term debt	**65.8**	65.3
Notes payable	**0.7**	0.6
Current bank indebtedness	**3.7**	6.0
Amortization of financing charges	**3.4**	2.9
Less: Capitalized on non-regulated projects	**(7.2)**	(21.8)
	$215.5	$198.9

Interest paid amounted to $214.2 million (2003 — $219.3 million).

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on the Corporation's current borrowing rate for similar borrowing arrangements.

	2004	2003
Long term debt		
Fixed rate	**$2,536.7**	$2,094.1
Floating rate	**61.5**	64.0
	$2,598.2	$2,158.1
Non-recourse long term debt		
Fixed rate	**$ 889.1**	$ 912.6
Floating rate	**123.3**	133.7
	$1,012.4	$1,046.3

13. Deferred credits

	2004	2003
Deferred availability incentives	**$ 46.1**	$ 43.3
Asset retirement obligations	**35.4**	32.9
Deferred electricity cost recoveries	**10.3**	16.2
Deferred royalty credits	**14.1**	10.3
Accrued equipment repairs and maintenance	**11.4**	9.7
Net accrued post employment benefits (Note 20)	**12.4**	9.4
Deferred revenues	**6.4**	0.9
Other	**26.9**	10.9
	$163.0	$133.6

Deferred availability incentives

Amortization of deferred availability incentives, which was recorded in revenues, amounted to $7.6 million in 2004 (2003 – $7.5 million).

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Asset retirement obligations

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

The effect of adopting these recommendations is presented as increases (decreases) below:

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Statement of earnings				
Site restoration and removal costs, included in operation and maintenance	**$ -**	$ -	**$ -**	$(0.2)
Depreciation and amortization	**(0.2)**	(0.4)	**(0.8)**	(1.6)
Accretion expense, included in depreciation and amortization	**0.5**	0.5	**1.9**	1.9
Income taxes	**(0.1)**	(0.1)	**(0.2)**	(0.2)
Non-controlling interests	**(0.1)**	0.1	**(0.4)**	0.1
Earnings attributable to Class I and Class II shares	**$(0.1)**	$(0.1)	**$(0.5)**	$ -

13. Deferred credits (continued)

	January 1 2003
Balance sheet	
Retirement assets and site restoration and removal costs, included in property, plant and equipment	$24.6
Asset retirement obligations, included in deferred credits	30.6
Accrual for future removal and site restoration costs, included in deferred credits	(3.3)
Future income tax liabilities	0.5
Non-controlling interests	(1.5)
Retained earnings at beginning of period	(1.7)

Changes in asset retirement obligations are summarized below:

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Obligations at beginning of period	**$34.9**	$32.0	**$32.9**	$30.6
Obligations incurred	**-**	0.4	**0.6**	0.4
Accretion expense	**0.5**	0.5	**1.9**	1.9
Obligations at end of period	**$35.4**	$32.9	**$35.4**	$32.9

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $98 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

14. Equity preferred shares

Authorized and issued

Authorized: 8,000,000 Preferred shares, issuable in series.

Issued:

	Stated Value (dollars)	Redemption Dates	**2004**		2003	
			Shares	**Amount**	Shares	Amount
Cumulative Redeemable Second Preferred Shares						
5.75% Series 3	$25.00	See below	**6,000,000**	**$150.0**	6,000,000	$150.0

Conversion by ATCO Ltd.

On and after December 1, 2008, ATCO Ltd. may convert all or any of the Series 3 preferred shares into Class I Non-Voting shares. The number of Class I Non-Voting shares into which each Series 3 preferred share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the weighted average trading price of Class I Non-Voting shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.

14. **Equity preferred shares** (continued)

Conversion by the owner

On and after December 1, 2011, each Series 3 preferred share will be convertible at the option of the owner, on the first day of March, June, September and December of each year, into that number of Class I Non-Voting shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I Non-Voting shares. If an owner of Series 3 preferred shares elects to convert any of the shares into Class I Non-Voting shares, ATCO Ltd. may elect to redeem the Series 3 preferred shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, ATCO Ltd. may offer the owners of the Series 3 preferred shares the right to convert into a further series of preferred shares.

Fair values

Fair values for preferred shares, determined using quoted market prices for the same or similar issues, are $173.9 million (2003 – $169.4 million).

Redemption privileges

The Series 3 preferred shares are redeemable at the option of ATCO Ltd. commencing on December 1, 2008 at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 2% in each succeeding 12 month period until December 1, 2010.

15. Class I and Class II shares

Authorized and issued

	Class I Non-Voting		Class II Voting		Total	
	Shares	Amount	Shares	Amount	Shares	Amount
Authorized:	100,000,000		50,000,000		150,000,000	
Issued and outstanding:						
December 31, 2002	26,305,131	$135.9	3,511,601	$1.8	29,816,732	$137.7
Purchased	(86,000)	(0.4)	-	-	(86,000)	(0.4)
Stock options exercised	65,350	1.6	-	-	65,350	1.6
Converted: Class II to Class I	2,800	-	(2,800)	-	-	-
December 31, 2003	**26,287,281**	**137.1**	**3,508,801**	**1.8**	**29,796,082**	**138.9**
Purchased	**(161,000)**	**(0.9)**	**-**	**-**	**(161,000)**	**(0.9)**
Stock options exercised	**261,200**	**6.2**	**-**	**-**	**261,200**	**6.2**
Converted: Class II to Class I	**16,099**	**-**	**(16,099)**	**-**	**-**	**-**
December 31, 2004	**26,403,580**	**$142.4**	**3,492,702**	**$1.8**	**29,896,282**	**$144.2**

From January 1, 2005 to February 11, 2005, 50,000 Class I Non-Voting shares were issued with respect to the exercises of stock options.

15. Class I and Class II shares (continued)

Earnings per share

Earnings per Class I Non-Voting and Class II Voting share is calculated by dividing the earnings attributable to Class I and Class II shares by the weighted average shares outstanding. Diluted earnings per share is calculated using the treasury stock method, which reflects the potential exercise of stock options on the weighted average Class I Non-Voting and Class II Voting shares outstanding. The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Weighted average shares outstanding	**29,856,746**	29,777,169	**29,799,495**	29,790,760
Effect of dilutive stock options	**365,923**	400,694	**313,881**	381,635
Weighted average diluted shares outstanding	**30,222,669**	30,177,863	**30,113,376**	30,172,395

The Series 3 preferred shares are not included in the calculation of diluted earnings per Class I and Class II share because ATCO Ltd. at this time intends to redeem the preferred shares wholly in cash.

Share owner rights

Each Class II Voting share may be converted to one Class I Non-Voting share at the share owner's option. In the event an offer to purchase Class II Voting shares is made to all owners of Class II Voting shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, then provided an offer is not made to the owners of Class I Non-Voting shares on the same terms and conditions, the Class I Non-Voting shares shall be entitled to the same voting rights as the Class II Voting shares. The two classes of shares rank equally in all other respects.

Normal course issuer bid

On May 27, 2003, ATCO Ltd. commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I Non-Voting shares. The bid expired on May 26, 2004. Over the life of the bid, 95,300 shares were purchased, of which 65,300 were purchased in 2003 and 30,000 were purchased in 2004. On May 27, 2004, ATCO Ltd. commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I Non-Voting shares. The bid will expire on May 26, 2005. From May 27, 2004, to February 11, 2005, 131,000 shares have been purchased, all of which were purchased in 2004.

16. Stock based compensation plans

Stock option plan

Of the 2,550,000 Class I Non-Voting shares reserved for issuance in respect of options under ATCO Ltd.'s stock option plan, 670,550 Class I Non-Voting shares are available for issuance at December 31, 2004. Options may be granted to directors, officers and key employees of ATCO Ltd. and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant.

16. Stock based compensation plans (continued)

Changes in shares under option are summarized below:

	2004		2003	
	Class I Shares	**Weighted Average Exercise Price**	Class I Shares	Weighted Average Exercise Price
Options at beginning of year	**1,202,200**	**$31.34**	1,227,550	$30.58
Granted	**3,000**	**47.44**	40,000	43.30
Exercised	**(261,200)**	**23.36**	(65,350)	24.31
Cancelled	**(31,550)**	**38.11**	-	-
Options at end of year	**912,450**	**$33.45**	1,202,200	$31.34

Information about stock options outstanding at December 31, 2004 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class I Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Class I Shares	Weighted Average Exercise Price
$14.03 - $23.70	271,450	1.4	$20.54	271,450	$20.54
$34.53 - $37.99	192,450	3.9	36.36	182,300	36.43
$38.18 - $53.46	448,550	5.6	40.01	372,850	38.98
$14.03 - $53.46	912,450	4.0	$33.45	826,600	$32.36

In 2004, ATCO Ltd. granted 3,000 options to purchase Class I Non-Voting shares to officers and certain key employees at an exercise price of $47.44 per share. The options have a term of ten years and vest over the first five years.

On January 1, 2005, ATCO Ltd. granted 100,000 options to purchase Class I Non-Voting shares at an exercise price of $58.16 per share. The options have a term of ten years and vest over the first five years.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted on and after January 1, 2002. This retroactive change in accounting had no effect on earnings or earnings per share for the three months ended December 31, 2004, reduced earnings for the year ended December 31, 2004 by $0.2 million and reduced earnings per share and diluted earnings per share by $0.01, reduced earnings for the three months and the year ended December 31, 2003 by $0.2 million and $0.5 million, respectively, and reduced earnings per share and diluted earnings per share by $0.01 and $0.01, respectively. Furthermore, $0.3 million was charged to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

The Corporation uses the Black-Scholes option pricing model, which estimated the weighted average fair value of the options granted during 2004 at $7.46 per option (2003 — $7.93 per option) using the following assumptions:

	2004	2003
Risk free interest rate	**4.2%**	4.3%
Expected holding period prior to exercise	**7.1 years**	6.3 years
Share price volatility	**14.2%**	19.4%
Estimated annual Class I share dividend	**2.9%**	3.0%

16. Stock based compensation plans (continued)

Share appreciation rights

Directors, officers and key employees of the Corporation may be granted share appreciation rights that are based on Class I Non-Voting shares of ATCO Ltd. or Class A non-voting shares of Canadian Utilities Limited. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class I Non-Voting shares and the Class A non-voting shares, respectively, on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class I Non-Voting shares and the Class A non-voting shares, respectively, over the base value of the share appreciation rights exercised.

Share appreciation rights expense amounted to $5.1 million (2003 – $4.9 million).

17. Changes in non-cash working capital

	2004	2003
Operating activities, changes related to:		
Accounts receivable	**$ 200.1**	$(96.3)
Inventories	**(5.3)**	(56.4)
Deferred natural gas costs	**28.1**	4.0
Deferred electricity costs	**10.7**	21.7
Prepaid expenses	**1.2**	(0.9)
Accounts payable and accrued liabilities	**(179.3)**	67.0
Income taxes	**45.5**	7.7
Future income taxes	**(9.0)**	(5.0)
	$ 92.0	$(58.2)
Investing activities, changes related to:		
Inventories	**$ (0.2)**	$ 0.5
Prepaid expenses	**(0.1)**	0.3
Accounts payable and accrued liabilities	**(0.1)**	(33.9)
Income taxes	**11.0**	-
Future income taxes	**(2.8)**	-
	$ 7.8	$(33.1)
Financing activities, changes related to:		
Accounts receivable	**$ (1.7)**	$ 7.1

18. Joint ventures

The Corporation's interest in joint ventures is summarized below:

	2004	2003
Statement of earnings		
Revenues	**$ 506.5**	$ 461.1
Operating expenses	**351.8**	317.0
Depreciation and amortization	**44.5**	39.0
Interest	**45.0**	39.0
	65.2	66.1
Interest and other income	**6.7**	5.5
Earnings from joint ventures before income taxes	**$ 71.9**	$ 71.6
Balance sheet		
Current assets	**$ 260.0**	$ 158.0
Current liabilities	**(154.2)**	(129.3)
Property, plant and equipment	**1,146.0**	1,151.1
Deferred items – net	**(141.2)**	(58.0)
Long term debt	**(0.1)**	(0.1)
Non-recourse long term debt	**(673.0)**	(706.3)
Investment in joint ventures	**$ 437.5**	$ 415.4
Statement of cash flows		
Operating activities	**$ 38.4**	$ 89.9
Investing activities	**(57.1)**	(130.7)
Financing activities	**13.8**	19.9
Foreign currency translation	**(0.4)**	(4.7)
Decrease in cash position	**$ (5.3)**	$ (25.6)

Current assets include cash of $52.9 million (2003 — $58.7 million) which is only available for use within the joint ventures.

19. Related party transactions

In transactions with entities related through common control, the Corporation sold and rented manufactured product and recovered administrative expenses totaling $0.6 million (2003 — $1.0 million) and incurred advertising and promotion expenses and administrative expenses totaling $1.5 million (2003 — $1.5 million). These transactions are in the normal course of business and under normal commercial terms.

20. Employee future benefits

The Corporation maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependants. The defined benefit pension plans provide for pensions based on employees' length of service and final average earnings. As of 1997, new employees of Canadian Utilities automatically participate in the defined contribution pension plans and employees participating in the Canadian Utilities defined benefit pension plans may transfer to the defined contribution pension plans at any time. Upon transfer, further accumulation of benefits under the defined benefit pension plans ceases.

20. **Employee future benefits** (continued)

Information about the Corporation's benefit plans, in aggregate, is as follows:

	2004		2003	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Benefit plan assets, obligations and funded status				
Market value of plan assets:				
Beginning of year	**$1,370.4**	**$ -**	$1,238.4	$ -
Actual return on plan assets	**121.3**	**-**	165.4	-
Employee contributions	**5.5**	**-**	5.5	-
Benefit payments	**(38.2)**	**-**	(35.6)	-
Payments to defined contribution plans	**(5.1)**	**-**	(3.3)	-
End of year	**$1,453.9**	**$ -**	$1,370.4	$ -
Accrued benefit obligations:				
Beginning of year	**$1,144.4**	**$ 63.8**	$ 998.4	$ 49.0
Current service cost	**24.7**	**2.1**	22.3	2.0
Interest cost	**72.9**	**3.9**	68.3	3.9
Employee contributions	**5.5**	**-**	5.5	-
Benefit payments from plan assets [(1)]	**(38.2)**	**-**	(35.6)	-
Benefit payments by employer	**(4.9)**	**(2.0)**	(4.2)	(1.7)
Experience losses [(2)]	**91.2**	**1.3**	89.7	10.6
End of year	**$1,295.6**	**$ 69.1**	$1,144.4	$ 63.8
Funded status:				
Excess (deficiency) of assets over obligations	**$ 158.3**	**$(69.1)**	$ 226.0	$(63.8)
Amounts not yet recognized in financial statements:				
Unrecognized net cumulative experience losses on plan assets and accrued benefit obligations	**328.5**	**14.9**	281.9	13.9
Unrecognized net transitional liability (asset)	**(292.2)**	**25.7**	(325.5)	28.0
Accrued asset (liability)	**194.6**	**(28.5)**	182.4	(21.9)
Regulatory asset (liability) [(3)]	**(137.6)**	**16.1**	(128.5)	12.5
Net accrued asset (liability) recognized (Notes 10, 13)	**$ 57.0**	**$(12.4)**	$ 53.9	$ (9.4)

(1) Pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3% per annum.

(2) A change in the liability discount rate assumption resulted in experience losses in 2004 of approximately $72.0 million for the pension benefit plans.

(3) The regulatory asset (liability) reflects an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

20. Employee future benefits (continued)

	2004		2003	
	Pension Benefit Plans	Other Post Employment Benefit Plans	Pension Benefit Plans	Other Post Employment Benefit Plans
Benefit plan cost (income)				
Components of benefit plan cost (income):				
Current service cost	$ 24.7	$ 2.1	$ 22.3	$ 2.0
Interest cost	72.9	3.9	68.3	3.9
Actual return on plan assets	(121.3)	-	(165.4)	-
Experience losses on accrued benefit obligations	91.2	1.3	89.7	10.6
	67.5	7.3	14.9	16.5
Adjustments to recognize long term nature of employee future benefits:				
Unrecognized portion of actual return on plan assets	31.4	-	71.3	-
Unrecognized portion of experience losses on accrued benefit obligations	(91.2)	(1.3)	(89.7)	(10.6)
Amortization of net cumulative experience losses on plan assets and accrued benefit obligations	13.2	0.3	14.1	0.4
Amortization of net transitional liability (asset)	(33.3)	2.3	(33.3)	2.3
	(79.9)	1.3	(37.6)	(7.9)
Defined benefit plans cost (income)	(12.4)	8.6	(22.7)	8.6
Defined contribution plans cost	6.4	-	4.5	-
Total cost (income)	(6.0)	8.6	(18.2)	8.6
Less: Capitalized	1.2	2.0	1.0	2.0
Less: Unrecognized defined benefit plans cost (income) (1)	(10.2)	2.5	(19.5)	2.5
Net cost recognized	$ 3.0	$ 4.1	$ 0.3	$ 4.1

(1) The unrecognized defined benefit plans cost (income) reflects an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

In the unaudited three months ended December 31, 2004, net cost of $0.6 million (2003 – $0.3 million income) was recognized for pension benefit plans and net cost of $1.0 million (2003 – $1.4 million) was recognized for other post employment benefit plans.

20. **Employee future benefits** (continued)

Weighted average assumptions

	2004		2003	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Assumptions regarding benefit plan cost (income):				
Expected long term rate of return on plan assets for the year	**7.25%**	**-**	7.5%	-
Liability discount rate for the year	**6.25%**	**6.25%**	6.5%	6.5%
Average compensation increase for the year	**3.0%**	**-**	2.75%	-
Assumptions regarding accrued benefit obligations:				
Liability discount rate at December 31	**5.9%**	**5.9%**	6.25%	6.25%
Long term inflation rate	**2.5%**	(1)	2.5%	(1)

(1) The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligation are as follows: for drug costs, 9.9% for 2004 grading down over 9 years to 4.5% (2003 – 10.5% for 2003 grading down over 10 years to 4.5%), and, for other medical and dental costs, 4.0% for 2004 and thereafter (2003 – 4.0% for 2003 and thereafter).

The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost (income) for 2004 are outlined in the following table. The sensitivities of each key assumption have been calculated independently of changes in other key assumptions. Actual experience may result in changes in a number of assumptions simultaneously.

	2004 Pension Benefit Plans		2004 Other Post Employment Benefit Plans	
	Accrued Benefit Obligation	*Benefit Plan Cost (Income)*	Accrued Benefit Obligation	*Benefit Plan Cost (Income)*
Expected long term rate of return on plan assets				
1% increase [1]	-	$(3.8)	-	-
1% decrease [1]	-	$ 3.8	-	-
Liability discount rate				
1% increase [1]	$(58.7)	$(5.2)	$(3.0)	$(0.3)
1% decrease [1]	$ 72.2	$ 6.3	$ 3.6	$ 0.4
Future compensation rate				
1% increase [1]	$ 19.6	$ 3.0	-	-
1% decrease [1]	$(15.2)	$(2.3)	-	-
Long term inflation rate				
1% increase [1] [2] [3]	$ 23.8	$ 3.2	$ 3.2	$ 0.5
1% decrease [1] [3]	$(40.2)	$(5.3)	$(2.6)	$(0.4)

(1) Sensitivities are net of the associated regulatory asset (liability) and unrecognized defined benefit plans cost (income), which reflect an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

(2) The long term inflation rate for pension plans reflect the fact that pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3.0% per annum.

(3) The long term inflation rate for other post employment benefit plans is the assumed annual health care cost trend rate described in the weighted average assumptions.

20. Employee future benefits (continued)

Pension benefit plan assets

	2004		2003	
	Amount	**%**	Amount	%
Plan asset mix:				
Equity securities [(1)]	**$ 840.8**	**57.8**	$ 845.2	61.7
Fixed income securities [(2)]	**525.1**	**36.1**	460.3	33.6
Real estate [(3)]	**36.2**	**2.5**	33.0	2.4
Cash and other assets [(4)]	**51.8**	**3.6**	31.9	2.3
	$1,453.9	**100.0**	$1,370.4	100.0

(1) Equity securities consist of investments in domestic and foreign preferred and common shares. At December 31, 2004, the market values of investments in United States' securities and international equities, denominated in a number of different currencies, are $137.6 million and $154.9 million, respectively (2003 – $137.3 million and $151.6 million, respectively).

(2) Fixed income securities consist of investments in federal and provincial government and corporate bonds and debentures.

(3) Real estate consists of investments in closed-end real estate funds.

(4) Cash and other assets consist of cash, short term notes and money market funds.

At December 31, 2004, plan assets include Class I Non-Voting shares of ATCO Ltd. having a market value of $11.8 million (2003 – $9.7 million), Class A non-voting and Class B common shares of Canadian Utilities Limited having a market value of $13.3 million (2003 – $12.4 million) and long term debt of CU Inc. having a market value of $5.3 million (2003 – $1.8 million).

Funding

Employees are required to contribute a percentage of their salary to the defined benefit pension plans. The Corporation is required to provide the balance of the funding, based on triennial actuarial valuations, necessary to ensure that benefits will be fully provided for at retirement. Based on the most recent actuarial valuation for funding purposes as of December 31, 2002, the Corporation is continuing a contribution holiday that began on April 1, 1996. The next actuarial valuation for funding purposes is required as of December 31, 2005.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by the Corporation out of general revenues. These supplementary plans had accrued benefit obligations of $86.2 million at December 31, 2004 (2003 – $79.9 million).

21. Risk management and financial instruments

The Corporation is exposed to changes in interest rates, commodity prices and foreign currency exchange rates. The Power Generation segment is affected by the cost of natural gas and the price of electricity in the Province of Alberta and the United Kingdom and the Global Enterprises segment is affected by the cost of natural gas and the price of natural gas liquids. In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

21. **Risk management and financial instruments** (continued)

Interest rate risk

Long term debt and non-recourse long term debt have variable interest rates that have been hedged through the following interest rate swap agreements:

Swap Fixed Interest Rate [(1)]	Variable Debt Interest Rate	Completion Date	Principal/Face Value 2004	2003
6.435%	90 day BA	December 2004	**$ -**	$ 3.0
5.247%	90 day BA	December 2007	**59.7**	63.7
5.202%	90 day BA	September 2008	**79.6**	84.4
7.54%	90 day BA	November 2008	**6.4**	8.0
7.317%	90 day BA	December 2008	**10.0**	11.2
5.837%	90 day BA	June 2009	**12.2**	-
6.461%	90 day BA	June 2011	**4.9**	5.9
7.50%	6 month LIBOR	December 2011	**113.4**	116.4
7.286%	90 day BA	September 2012	**40.5**	42.8
7.3325%	Bank Bill Rate in Australia	December 2013	**42.6**	51.6
6.575%	90 day BA	March 2019	**49.4**	50.9
			$418.7	$437.9

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

(1) The above swap fixed interest rates include any long term debt margin fees (Note 12).

Foreign exchange rate risk

The Corporation has exposure to changes in the carrying values of its foreign operations, including assets and liabilities, as a result of changes in exchange rates.

The Corporation has entered into foreign exchange forward contracts in order to fix the exchange rate on certain planned equipment expenditures and operational cash flows denominated in U.S. dollars and Hungarian forints. At December 31, 2004, the contracts consist of the sale of $5.0 million U.S. in return for 927.2 million Hungarian forints, and there were no contracts outstanding to purchase U.S. dollars (2003 — $0.5 million U.S.).

Energy commodity price risk

In March 2004, the AEUB issued a decision respecting the operation of ATCO Gas' Carbon storage facility for the 2004/2005 storage year, which ends on March 31, 2005. The decision directed ATCO Gas to continue to reserve 16.7 petajoules of storage capacity for the benefit of utility customers. As a result of an AEUB approved storage plan, ATCO Gas has entered into certain energy contracts for the forward purchase and sale of natural gas for storage purposes. All associated costs and benefits of these contracts are passed to customers through regulated rates and, accordingly, ATCO Gas does not bear any risk for price fluctuations provided that the contracts are in accordance with the storage plan. At December 31, 2004, the contracts consist of natural gas sales of 12,802 terajoules ("TJ") for $76.3 million (2003 — 151 TJ for $1.0 million) and natural gas purchases of 107 TJ for $0.6 million (2003 — 151 TJ for $1.0 million).

21. Risk management and financial instruments (continued)

Fair values

The fair values of derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Corporation would either pay or receive to settle the contract at December 31.

	2004			2003		
	Notional Principal	**Fair Value (Payable) Receivable**	**Maturity**	Notional Principal	Fair Value (Payable) Receivable	Maturity
Interest rate swaps	**$418.7**	**$(19.7)**	**2007-2019**	$437.9	$(17.4)	2004-2019
Foreign exchange forward contracts	**$ 6.0**	**$ (0.1)**	**2005**	$ 0.7	Nil	2004

Credit risk

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms and conditions of that contract. Derivative credit risk is minimized by dealing with large, credit-worthy counterparties in accordance with established credit approval policies. Accounts receivable credit risk is reduced by a large and diversified customer base, requirement of letters of credit and, for regulated operations other than Alberta Power (2000), the ability to recover an estimate for doubtful accounts through approved customer rates.

22. Commitments and contingencies

Commitments

The Corporation has contractual obligations in the normal course of business, including long term operating leases for manufacturing facilities, office premises and equipment. Future minimum lease payments are as follows:

2005	2006	2007	2008	2009	Total of All Subsequent Years
$16.4	$14.3	$12.7	$11.9	$5.0	$9.6

Contingencies

The Corporation is party to a number of disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

23. Regulatory matters

In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. These reductions in the common equity ratios reduced the common equity that ATCO Electric was allowed to earn a return on by $83.0 million for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision (as described below) which approved, among other things, a return on common equity of 9.60% for 2004 and a common equity ratio of 33% for ATCO Electric's transmission operations and 37% for its distribution operations beginning in 2004. These increases in the common equity ratios increased the common equity that ATCO Electric was allowed to earn a return on by $22.3 million for 2004 as compared to 2003.

In a decision dated October 1, 2003, the AEUB approved for ATCO Gas, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37% for 2003 and 2004. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, ATCO Gas' common equity ratio of 38% beginning in 2005. As ATCO Gas' return on common equity for 2004 was already established, the standardized approach approved by the AEUB in its Generic Cost of Capital decision for determining the return on common equity will be applied beginning in 2005.

In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. In a decision dated July 13, 2004, the AEUB awarded additional revenue with respect to the revenue forecasts of certain industrial customers. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, ATCO Pipelines' return on common equity of 9.60% for 2004 and a common equity ratio of 43% beginning in 2004.

The Generic Cost of Capital decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

24. Segmented information

Description of segments

In August 2004, the Corporation reorganized its management reporting structure into the following business segments:

The **Utilities** Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the regulated transportation of natural gas by ATCO Pipelines, the regulated transmission and distribution of water by CU Water, and the provision of non-regulated complementary projects by ATCO Utility Services.

The **Power Generation** Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources and the regulated supply of electricity by Alberta Power (2000).

The **Global Enterprises** Business Group includes the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream, the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec, the development, operation and support of information systems and technologies by ATCO I-Tek, the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek's subsidiary, ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, the sale of travel services to both business and consumer sectors by ATCO Travel, the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures (Industrials) and the design, supply and construction of industrial noise abatement by ATCO Noise Management (Industrials).

The Corporate and Other segment includes commercial real estate owned by ATCO Ltd. and ATCO Investments in Calgary, Alberta and by Canadian Utilities in Fort McMurray, Alberta.

2003 segmented figures have been restated to conform to the current basis of segmentation.

Segmented results – Three months ended December 31

2004 2003	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
(Unaudited)							
Revenues – external	**$293.8** $650.0	**$194.7** $179.6	**$183.8** $127.4	**$68.6** $51.0	**$ 1.0** $ 0.9	**$ -** $ -	**$ 741.9** $1,008.9
Revenues – intersegment [(1)]	**4.1** 6.2	**-** -	**30.0** 195.8	**-** 0.1	**4.0** 2.9	**(38.1)** (205.0)	**-** -
Revenues	**$297.9** $656.2	**$194.7** $179.6	**$213.8** $323.2	**$68.6** $51.1	**$ 5.0** $ 3.8	**$ (38.1)** $(205.0)	**$ 741.9** $1,008.9
Earnings attributable to Class I and Class II shares	**$ 20.0** $ 21.3	**$ 12.2** $ 18.4	**$ 16.7** $ 7.4	**$ 4.5** $ -	**$(11.4)** $ (4.7)	**$ (0.3)** $ 0.1	**$ 41.7** $ 42.5

(1) Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

24. Segmented information (continued)

Segmented results – Year ended December 31

2004 2003	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$1,771.6** $2,525.6	**$ 692.3** $ 677.4	**$ 661.1** $ 569.0	**$220.0** $154.2	**$ 4.1** $ 3.5	**$ -** $ -	**$3,349.1** $3,929.7
Revenues – intersegment [(1)]	**18.2** 23.0	**-** -	**337.1** 656.6	**0.1** 0.2	**11.7** 12.1	**(367.1)** (691.9)	**-** -
Revenues	**1,789.8** 2,548.6	**692.3** 677.4	**998.2** 1,225.6	**220.1** 154.4	**15.8** 15.6	**(367.1)** (691.9)	**3,349.1** 3,929.7
Operating expenses	**1,328.6** 2,077.5	**372.2** 373.8	**867.2** 1,118.0	**185.6** 139.6	**12.0** 14.2	**(372.0)** (698.2)	**2,393.6** 3,024.9
Depreciation and amortization	**178.9** 166.1	**95.8** 82.3	**21.5** 24.3	**13.3** 11.4	**1.6** 0.9	**-** -	**311.1** 285.0
Interest expense	**118.8** 114.0	**93.5** 81.3	**2.4** 2.7	**2.3** 1.5	**148.6** 146.6	**(150.1)** (147.2)	**215.5** 198.9
Gain on transfer of retail energy supply businesses	**(63.3)** -	**-** -	**-** -	**-** -	**-** -	**-** -	**(63.3)** -
Interest and other income	**(8.6)** (8.8)	**(7.9)** (7.5)	**(2.4)** (5.9)	**(0.7)** (1.5)	**(163.4)** (159.6)	**150.1** 147.2	**(32.9)** (36.1)
Earnings before income taxes and non-controlling interests	**235.4** 199.8	**138.7** 147.5	**109.5** 86.5	**19.6** 3.4	**17.0** 13.5	**4.9** 6.3	**525.1** 457.0
Income taxes	**56.3** 68.1	**56.9** 50.2	**37.1** 30.4	**5.5** 0.8	**14.7** 8.0	**1.9** 2.1	**172.4** 159.6
	179.1 131.7	**81.8** 97.3	**72.4** 56.1	**14.1** 2.6	**2.3** 5.5	**3.0** 4.2	**352.7** 297.4
Dividends on equity preferred shares	**-** -	**-** -	**-** -	**-** -	**8.6** 8.6	**-** -	**8.6** 8.6
Non-controlling interests	**91.7** 68.8	**42.1** 48.4	**34.3** 27.0	**-** -	**14.7** 11.8	**1.9** 2.1	**184.7** 158.1
Earnings attributable to Class I and Class II shares	**$ 87.4** $ 62.9	**$ 39.7** $ 48.9	**$ 38.1** $ 29.1	**$ 14.1** $ 2.6	**$ (21.0)** $ (14.9)	**$ 1.1** $ 2.1	**$ 159.4** $ 130.7
Total assets	**$3,405.6** $3,418.5	**$2,435.5** $2,437.5	**$ 307.8** $ 320.9	**$204.1** $159.5	**$601.1** $250.2	**$ 85.4** $ 31.2	**$7,039.5** $6,617.8
Allocation of goodwill	**$ 46.5** $ 46.5	**$ 23.1** $ 23.1	**$ 1.6** $ 1.6	**$ -** $ -	**$ -** $ -	**$ -** $ -	**$ 71.2** $ 71.2
Purchase of property, plant and equipment	**$ 426.3** $ 347.9	**$ 87.4** $ 152.7	**$ 14.5** $ 15.5	**$ 57.4** $ 22.7	**$ 25.3** $ 0.8	**$ -** $ -	**$ 610.9** $ 539.6

(1) Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

Geographic segments

	Domestic		Foreign		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003
Revenues	**$2,975.3**	$3,578.9	**$373.8**	$350.8	**$3,349.1**	$3,929.7
Property, plant and equipment and goodwill	**$5,065.6**	$4,806.0	**$413.3**	$420.2	**$5,478.9**	$5,226.2

25. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. This agreement is reflected in the company voluntary arrangements ("CVA's") which were approved on January 28, 2005.

On February 3, 2005, the Corporation announced that at TXU creditors' and members' meetings on January 28, 2005, CVA's under the United Kingdom Insolvency Act were approved in respect of certain TXU companies, including TXU Europe Energy Trading Limited and TXU Europe Group plc.

The CVA's will not become effective until on or about February 28, 2005, and any additional creditors are entitled to make claims until on or about March 15, 2005. The impact of the CVA's on the Corporation's financial condition and results cannot be determined at this time, but is expected to be positive.

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited comparative interim financial statements for the three months ended December 31, 2004, and the audited comparative financial statements for the year ended December 31, 2004. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

All quarterly information in this document is shaded to differentiate it from the annual information.

The common share capital of the Corporation consists of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 39.9% of the Class A non-voting shares and 74.1% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its comparative financial statements and its management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2004. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, anticipated completion dates and construction costs of major projects, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials Business Group market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions are accounted for as Corporate and Other (refer to Note 24 to the comparative financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In August 2004, the Corporation reorganized its management reporting structure into the following business segments:

The **Utilities** Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the regulated transportation of natural gas by ATCO Pipelines, the regulated transmission and distribution of water by CU Water, and the provision of non-regulated complementary projects by ATCO Utility Services.

The **Power Generation** Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources and the regulated supply of electricity by Alberta Power (2000).

The **Global Enterprises** Business Group includes the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream, the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec, the development, operation and support of information systems and technologies by ATCO I-Tek, the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek's subsidiary, ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, the sale of travel services to both business and consumer sectors by ATCO Travel, the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures (Industrials) and the design, supply and construction of industrial noise abatement by ATCO Noise Management (Industrials).

The Corporate and Other segment includes commercial real estate owned by ATCO Ltd. and ATCO Investments in Calgary, Alberta, and by Canadian Utilities in Fort McMurray, Alberta.

TRANSFER OF THE RETAIL ENERGY SUPPLY BUSINESSES

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and non-controlling interests of $26.6 million. This transfer increased 2004 earnings by $28.5 million.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, will be reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML, until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

Under the various transaction agreements, ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions (the "transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm, commercial and small industrial customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the Alberta Energy and Utilities Board ("AEUB") to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

SELECTED ANNUAL AND QUARTERLY INFORMATION

($ Millions except per share data)	For the Three Months Ended Mar. 31	Jun. 30	Sep. 31	Dec. 31	Year Ended Dec. 31
		(unaudited)			
2004					
Revenues (1)	1,243.1	746.8	617.3	741.9	3,349.1
Earnings attributable to Class I and Class II shares (2) (5) (6)	38.2	54.8	24.7	41.7	159.4
Earnings per Class I and Class II share (2) (5) (6)	1.28	1.84	0.83	1.40	5.35
Diluted earnings per Class I and Class II share (2) (5) (6)	1.26	1.82	0.83	1.38	5.29
2003					
Revenues	1,415.2	839.9	665.7	1,008.9	3,929.7
Earnings attributable to Class I and Class II shares (3) (5) (6)	45.6	20.1	22.5	42.5	130.7
Earnings per Class I and Class II share (3) (5) (6)	1.53	0.68	0.75	1.43	4.39
Diluted earnings per Class I and Class II share (3) (5) (6)	1.51	0.67	0.74	1.41	4.33
2002					
Revenues	....	....	....	....	3,196.3
Earnings attributable to Class I and Class II shares (3) (4) (5) (6)	....	....	....	....	163.3
Earnings per Class I and Class II share (3) (4) (5) (6)	....	....	....	....	5.48
Diluted earnings per Class I and Class II share (3) (4) (5) (6)	....	....	....	....	5.40

Notes:

(1) Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004, September 30, 2004 and December 31, 2004.

(2) Includes earnings of $28.5 million, earnings per share of $0.96 per share and diluted earnings per share of $0.95 on the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004, and for year ended December 31, 2004.

(3) 2003 and 2002 earnings attributable to Class I and Class II shares have been restated for retroactive changes in the methods of accounting for asset retirement obligations and stock based compensation.

(4) Includes earnings of $34.9 million, earnings per share of $1.17 and diluted earnings per share of $1.15 on the sale of the Viking-Kinsella natural gas producing property.

(5) There were no discontinued operations or extraordinary items during these periods.

(6) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(7) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

	Year Ended December 31		
	2004	2003	2002
	($ Millions except per share data)		
Cash dividends declared per share:			
5.75% Cumulative Redeemable Preferred Shares, Series 3	1.44	1.44	1.44
Class I and II shares	1.40	1.28	1.16
Total assets	7,039.5	6,617.8	6,427.9
Long term debt	2,215.3	1,841.6	1,936.0
Non-recourse long term debt	899.7	948.2	956.4
Equity preferred shares	150.0	150.0	150.0
Class I and Class II share owners' equity	1,244.6	1,131.7	1,043.1

Note:

(1) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** over the eight most recently completed quarters were:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses (refer to the Transfer of the Retail Energy Supply Businesses section), and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004 (refer to the Utilities section);
- fluctuations in electricity and natural gas prices (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section);
- timing of rate decisions (refer to the Utilities and Regulatory Matters sections);
- industrial housing market changes (refer to the Global Enterprises section); and
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004 (refer to the Power Generation section).

The principal factors that have caused variations in **earnings** over the eight most recently completed quarters were:

- the Transfer of the Retail Energy Supply Businesses (refer to the Transfer of the Retail Energy Supply Businesses and the Utilities sections);
- fluctuations in electricity prices and related spark spreads in Alberta for ATCO Power and ATCO Resources (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section);
- timing of rate decisions (refer to the Utilities and Regulatory Matters sections);
- industrial housing market changes (refer to the Global Enterprises section); and
- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section).

Consolidated Operations

Revenues for the three months ended December 31, 2004, decreased by $267.0 million to $741.9 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses;
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004;
- planned maintenance outage at ATCO Power's Osborne generating plant in Australia during the fourth quarter of 2004. This outage began in October and was completed by the end of November; and

- warmer temperatures in ATCO Gas, which were 9.8% warmer than normal, compared to 3.2% warmer than normal for the corresponding period in 2003.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream;
- increased business activity in ATCO Structures operations in Canada, United States and Australia and in ATCO Noise Management;
- the ATCO Pipelines Decision (refer to Regulatory Matters - ATCO Pipelines section);
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- operations at ATCO Power's and ATCO Resources' new 170 megawatt Scotford generating plant commissioned in December 2003 and their new 580 megawatt Brighton Beach generating plant commissioned in July 2004; and
- improved performance in ATCO Power's United Kingdom ("U.K.") operations.

Revenues for the year ended December 31, 2004, decreased by $580.6 million to $3,349.1 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas, which were 3.0% warmer than normal, compared to 3.4% colder than normal in 2003;
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue); and
- lower prices received for electricity sold to the Alberta Electric System Operator ("AESO") by ATCO Power and ATCO Resources.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream;
- increased business activity in all ATCO Structures operations, other than in Europe, and in ATCO Noise Management;
- operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants;
- customer additions in ATCO Gas;
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- the ATCO Pipelines Decision; and
- improved performance in ATCO Power's U.K. operations.

Earnings attributable to Class I and Class II shares for the three months ended December 31, 2004, decreased by $0.8 million ($0.03 per share) to $41.7 million ($1.40 per share), primarily due to:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section);
- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($4.6 million);
- higher transportation costs in ATCO Pipelines;
- warmer temperatures in ATCO Gas; and
- the ATCO Gas Decision (refer to Regulatory Matters - ATCO Gas section).

This decrease was partially offset by:

- the ATCO Pipelines Decision;
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream;
- increased business activity in ATCO Structures and ATCO Noise Management;
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- lower income tax rates; and

- improved earnings in ATCO Power's U.K. operations.

Earnings attributable to Class I and Class II shares for the year ended December 31, 2004, **including** the $28.5 million after-tax and non-controlling interests gain on the Transfer of the Retail Energy Supply Businesses, increased by $28.7 million ($0.96 per share) to $159.4 million ($5.35 per share).

Earnings attributable to Class I and Class II shares for the year ended December 31, 2004, **excluding** the $28.5 million after-tax and non-controlling interests gain on the Transfer of the Retail Energy Supply Businesses, increased by $0.2 million ($0.00 per share) to $130.9 million ($4.39 per share), primarily due to:

- increased business activity in ATCO Structures Canadian, United States, South American and Australian operations and in ATCO Noise Management;
- lower income tax rates;
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream;
- improved earnings in ATCO Power's U.K operations;
- the ATCO Pipelines Decision;
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- customer additions in ATCO Gas; and
- operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants.

This increase was partially offset by:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section);
- decrease in ATCO Power's and ATCO Resources' earnings of $6.2 million due to lower prices on electricity sold to the AESO and the related spark spread (as defined in the Power Generation section);
- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($4.6 million);
- warmer temperatures in ATCO Gas;
- the ATCO Electric Decision (refer to Regulatory Matters - ATCO Electric section); and
- higher transportation costs in ATCO Pipelines.

Return on common equity was 13.4% in 2004.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended December 31, 2004, decreased by $305.9 million to $461.9 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service only contracts (transportation costs);
- lower selling and administrative costs, primarily in ATCO Gas and ATCO Electric; and
- reduced operating and maintenance costs in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004.

This decrease was partially offset by:

- higher natural gas volumes purchased for natural gas liquids extraction by ATCO Midstream;
- increased business activity in ATCO Structures and ATCO Noise Management;
- higher franchise fees in ATCO Gas;
- higher fuel costs in ATCO Power's and ATCO Resources' Alberta generating plants due to higher prices, and the commencement of operations at the new Scotford and Brighton Beach generating plants; and
- higher transportation costs in ATCO Pipelines.

Operating expenses for the year ended December 31, 2004, decreased by $631.3 million to $2,393.6 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower costs of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas;
- reduced operating and maintenance costs in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service only contracts (transportation costs).

This decrease was partially offset by:

- increased business activity in ATCO Structures Canadian, United States, South American and Australian operations and in ATCO Noise Management;
- higher natural gas volumes purchased for natural gas liquids extraction by ATCO Midstream;
- customer additions in ATCO Gas;
- higher transportation costs in ATCO Pipelines;
- higher fuel and operating costs due to the commencement of operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants; and
- higher franchise fees in ATCO Gas.

Depreciation and amortization expenses for the three months ended December 31, 2004, increased by $9.3 million to $86.2 million, primarily due to:

- capital additions in 2004 and 2003.

Depreciation and amortization expenses for the year ended December 31, 2004, increased by $26.1 million to $311.1 million, primarily due to:

- capital additions in 2004 and 2003.

Interest expense for the three months ended December 31, 2004, increased by $6.8 million to $56.4 million, primarily due to:

- interest on non-recourse financings for ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants commissioned in December 2003 and July 2004, respectively; and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest expense for the year ended December 31, 2004, increased by $16.6 million to $215.5 million, primarily due to:

- interest on non-recourse financings for ATCO Power's and ATCO Resources' new Oldman River, Scotford and Brighton Beach generating plants commissioned in July 2003, December 2003 and July 2004, respectively; and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest and other income for the three months ended December 31, 2004, increased by $0.4 million to $10.9 million, primarily due to:

- interest income on higher cash balances.

Interest and other income for the year ended December 31, 2004, decreased by $3.2 million to $32.9 million, primarily due to:

- higher gains on disposals of property, plant and equipment in 2003.

This decrease was partially offset by:

- interest income on higher cash balances.

Income taxes for the three months ended December 31, 2004, increased by $22.4 million to $52.0 million, primarily due to:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section);
- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power; and
- a favourable one-time tax adjustment in 2003 for ATCO Pipelines, resulting from a change in income tax methodology as directed by the AEUB in the ATCO Pipelines Decision.

This increase was partially offset by:

- lower income tax rates; and
- a favourable one-time tax adjustment in 2004 for ATCO Gas, resulting from a change in income tax methodology as directed by the AEUB in the ATCO Gas Decision.

Income taxes for the year ended December 31, 2004, **including** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, increased by $12.8 million to $172.4 million.

Income taxes for the year ended December 31, 2004, **excluding** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, increased by $4.6 million to $164.2 million, primarily due to:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section);
- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power; and
- a favourable one-time tax adjustment in 2003 for ATCO Pipelines.

This increase was partially offset by:

- lower income tax rates; and
- a favourable one-time tax adjustment in 2004 for ATCO Gas.

The **interests of non-controlling share owners** for the three months ended December 31, 2004, increased by $1.6 million to $52.5 million, primarily due to:

- higher earnings in Canadian Utilities.

The **interests of non-controlling share owners** for the year ended December 31, 2004, **including** the $26.6 million resulting from the Transfer of the Retail Energy Supply Businesses, increased by $26.6 million to $184.7 million.

The **interests of non-controlling share owners** for the year ended December 31, 2004, **excluding** the $26.6 million resulting from the Transfer of the Retail Energy Supply Businesses, was $158.1 million, unchanged from 2003, primarily due to:

- lower earnings in Canadian Utilities; and
- increased preferred share dividends due to the issue of $150.0 million of 6.00% Cumulative Redeemable preferred Shares Series X ("Series X Preferred Shares") by Canadian Utilities in April 2003.

Segmented Information

Segmented revenues for the three months and for the year ended December 31, 2004, were as follows:

	For the Three Months Ended December 31		For the Year Ended December 31	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Utilities (1)	**297.9**	656.2	**1,789.8**	2,548.6
Power Generation	**194.7**	179.6	**692.3**	677.4
Global Enterprises	**213.8**	323.2	**998.2**	1,225.6
Industrials	**68.6**	51.1	**220.1**	154.4
Corporate and Other	**5.0**	3.8	**15.8**	15.6
Intersegment eliminations	**(38.1)**	(205.0)	**(367.1)**	(691.9)
Total	**741.9**	1,008.9	**3,349.1**	3,929.7

Note:

(1) Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months and for the year ended December 31, 2004.

Segmented earnings attributable to Class I and Class II shares for the three months and for the year ended December 31, 2004, were as follows:

	For the Three Months Ended December 31		For the Year Ended December 31	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Utilities (1)	**20.0**	21.3	**87.4**	62.9
Power Generation (2)	**12.2**	18.4	**39.7**	48.9
Global Enterprises (2)	**16.7**	7.4	**38.1**	29.1
Industrials	**4.5**	-	**14.1**	2.6
Corporate and Other (3)	**(11.4)**	(4.7)	**(21.0)**	(14.9)
Intersegment eliminations	**(0.3)**	0.1	**1.1**	2.1
Total	**41.7**	42.5	**159.4**	130.7

Notes:

(1) The earnings for the year ended December 31, 2004, include earnings of $28.5 million from the Transfer of the Retail Energy Supply Businesses.

(2) 2003 earnings have been restated for a retroactive change in the method of accounting for asset retirement obligations.

(3) 2003 earnings have been restated for a retroactive change in the method of accounting for stock based compensation.

Utilities

Revenues from the Utilities Business Group for the three months ended December 31, 2004, decreased by $358.3 million to $297.9 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses; and
- warmer temperatures in ATCO Gas, which were 9.8% warmer than normal, compared to 3.2% warmer than normal for the corresponding period in 2003.

This decrease was partially offset by:

- the ATCO Pipelines Decision (refer to Regulatory Matters - ATCO Pipelines section).

Revenues for the year ended December 31, 2004, decreased by $758.8 million to $1,789.8 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas, which were 3.0% warmer than normal, compared to 3.4% colder than normal in 2003; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue).

This decrease was partially offset by:

- customer additions in ATCO Gas; and
- the ATCO Pipelines Decision.

Earnings for the three months ended December 31, 2004, decreased by $1.3 million to $20.0 million, primarily due to:

- higher transportation costs in ATCO Pipelines;
- warmer temperatures in ATCO Gas; and
- the ATCO Gas Decision (refer to Regulatory Matters - ATCO Gas section);.

This decrease was partially offset by:

- the ATCO Pipelines Decision.

Earnings for the year ended December 31, 2004, **including** the $28.5 million after-tax and non-controlling interests gain on the Transfer of the Retail Energy Supply Businesses, increased by $24.5 million to $87.4 million.

Earnings for the year ended December 31, 2004, **excluding** the $28.5 million after-tax and non-controlling interests gain on the Transfer of the Retail Energy Supply Businesses, decreased by $4.0 million to $58.9 million, primarily due to:

- warmer temperatures in ATCO Gas;
- the ATCO Electric Decision (refer to Regulatory Matters - ATCO Electric section); and
- higher transportation costs in ATCO Pipelines.

This decrease was partially offset by:

- the ATCO Pipelines Decision;
- customer additions in ATCO Gas; and
- lower income tax rates.

Operating expenses for the year ended December 31, 2004, decreased by $748.9 million to $1,328.6 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower costs of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service only contracts (transportation costs).

This decrease was partially offset by:

- customer additions in ATCO Gas;
- higher transportation costs in ATCO Pipelines; and
- higher franchise fees in ATCO Gas.

In the first quarter of 2003, ATCO Gas commenced the first phase of a $278 million project to relocate natural gas meters currently inside homes to the outside. The project will make the distribution system safer by relocating and replacing aging infrastructure, improve metering accuracy and accessibility, and facilitate more efficient meter reading. The ATCO Gas Decision approved a program which will result in meters with underground entries being relocated over 10 years and all other inside meters moved as part of the existing meter recall program. The decision also allows ATCO Gas to move meters at any time if they are deemed unsafe.

On August 30, 2004, ATCO Electric completed construction of a $99.0 million, 350 kilometre 240 kilovolt transmission line between Fort McMurray and Whitefish Lake. The project included three substations and the expansion of an existing substation. Construction was completed in 10 months. Typically, a project of this scale and complexity is constructed over two years.

Power Generation

Revenues from the Power Generation Business Group for the three months ended December 31, 2004, increased by $15.1 million to $194.7 million, primarily as a result of:

- operations at ATCO Power's and ATCO Resources' new 170 megawatt Scotford generating plant commissioned in December 2003 and their new 580 megawatt Brighton Beach generating plant commissioned in July 2004;
- improved performance in ATCO Power's United Kingdom ("U.K.") operations; and
- higher capacity and energy charges in Alberta Power (2000).

This increase was partially offset by:

- lower cost of service revenues in Alberta Power (2000) for the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- planned maintenance outage at ATCO Power's Osborne generating plant in Australia during the fourth quarter of 2004. This outage began in October and was completed by the end of November.

Revenues for the year ended December 31, 2004, increased by $14.9 million to $692.3 million, primarily as a result of:

- operations at ATCO Power's and ATCO Resources new Scotford and Brighton Beach generating plants;
- improved performance in ATCO Power's U.K. operations; and
- higher capacity and energy charges in Alberta Power (2000).

This increase was partially offset by:

- lower cost of service revenues in Alberta Power (2000) for the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- lower prices received for electricity sold to the AESO by ATCO Power and ATCO Resources.

Earnings for the three months ended December 31, 2004, decreased by $6.2 million to $12.2 million, primarily due to:

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($4.6 million); and
- planned maintenance outage at ATCO Power's Osborne generating plant in Australia.

This decrease was partially offset by:

- improved earnings in ATCO Power's U.K. operations; and
- operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants.

AESO electricity prices for the three months ended December 31, 2004, averaged $55.07 per megawatt hour, compared to average prices of $54.71 per megawatt hour for the corresponding period in 2003. Natural gas prices for the three months ended December 31, 2004, averaged $6.16 per gigajoule, compared to average prices of $5.60 per gigajoule for the corresponding period in 2003. The consequence of stable electricity prices and slightly higher natural gas prices was an average spark spread of $8.87 per megawatt hour for the three months ended December 31, 2004, compared to $13.46 per megawatt hour for the corresponding period in 2003.

Spark spread is related to the difference between AESO electricity prices and the marginal cost of producing electricity from natural gas.

Changes in spark spread affect the results of operation of approximately 370 megawatts of plant capacity owned in Alberta by ATCO Power and ATCO Resources out of a total world wide owned capacity of 1,539 megawatts.

Earnings for the year ended December 31, 2004, decreased by $9.2 million to $39.7 million, primarily due to:

- decrease in ATCO Power's and ATCO Resources' earnings of $6.2 million due to lower prices on electricity sold to the AESO and the related spark spread.

  AESO electricity prices in 2004 averaged $54.59 per megawatt hour, compared to average prices of $62.99 per megawatt hour in 2003. Natural gas prices in 2004 averaged $6.19 per gigajoule, compared to average prices of $6.31 per gigajoule in 2003. The consequence of relatively weaker electricity prices was an average spark spread of $8.16 per megawatt hour in 2004, compared to $15.69 per megawatt hour in 2003;

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($4.6 million); and
- lower earnings from the transmission must run ("TMR") contracts that were not renewed in May 2004 at the Rainbow Lake IV and V generating plants. The TMR service was conscripted at reduced load levels by the AESO under AEUB regulated terms and conditions up until December 17, 2004, at which time the AESO, ATCO Power and ATCO Resources agreed to a contract under which the service would be dispatched at full load until December 31, 2005. Compensation under this contract is subject to the AEUB's decision on the AESO's pending application to amend the regulated terms and conditions for conscripted service.

This decrease was partially offset by:

- improved earnings in ATCO Power's U.K. operations; and
- operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants.

Operating expenses for the year ended December 31, 2004, decreased by $1.6 million to $372.2 million, primarily due to:

- reduced operating and maintenance costs in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004.

This decrease was partially offset by:

- higher fuel and operating costs due to the commencement of operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants.

During the three months ended December 31, 2004, Alberta Power (2000)'s **deferred availability incentive** account increased by $8.1 million to $46.1 million. The increase was primarily due to additional availability incentive payments received for improved plant availability. During the three months ended December 31, 2004, the amortization of deferred availability incentives, recorded in revenues, increased by $0.2 million to $2.0 million.

During the year ended December 31, 2004, the **deferred availability incentive** account increased by $2.8 million to $46.1 million. The increase was primarily due to the Battle River arbitration decision (refer to Business Risks-Alberta Power (2000) section), partially offset by amortization of deferred availability incentives, recorded in revenues, of $7.6 million.

On January 29, 2004, the H.R. Milner generating plant was sold by the Alberta Balancing Pool to a third party and the contract under which Alberta Power (2000) had operated the plant on a cost of service basis since January 2001 was terminated. As part of the sale, Alberta Power (2000) was relieved of all decommissioning and reclamation obligations, including any environmental liabilities.

A partnership formed by ATCO Power, ATCO Resources and Ontario Power Generation owns and operates the Brighton Beach power plant, a 580 megawatt natural gas-fired combined cycle generating plant in Windsor, Ontario. Commercial operation of the plant commenced in July 2004.

ATCO Power and SaskPower International Inc. announced in September 2004 that they would not proceed with their joint venture to build 150 megawatts of wind generation in Saskatchewan.

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. This agreement is reflected in the company voluntary arrangements ("CVAs") which were approved on January 28, 2005.

On February 3, 2005, the Corporation announced that at TXU creditors' and members' meetings on January 28, 2005, CVAs under the United Kingdom Insolvency Act were approved in respect of certain TXU companies, including TXU Europe Energy Trading Limited and TXU Europe Group plc.

The CVAs will not become effective until on or about February 28, 2005, and any additional creditors are entitled to make claims until on or about March 15, 2005. The impact of the CVAs on the Corporation's financial condition and results cannot be determined at this time, but is expected to be positive.

The Barking generating plant has continued to supply 725 megawatts of power under long term contracts with other purchasers. The 275 megawatts of power previously supplied to TXU Europe is currently being sold into the United Kingdom ("U.K.") electricity market on a merchant basis under a one year marketing agreement.

At December 31, 2004, all of ATCO Power's and ATCO Resources' non-regulated independent generating plants were in service.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended December 31, 2004, decreased by $109.4 million to $213.8 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Revenues for the year ended December 31, 2004, decreased by $227.4 million to $998.2 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Earnings for the three months ended December 31, 2004, increased by $9.3 million to $16.7 million, primarily due to:

- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Earnings for the year ended December 31, 2004, increased by $9.0 million to $38.1 million, primarily due to:

- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Operating expenses for the year ended December 31, 2004, decreased by $250.8 million to $867.2 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased for natural gas liquids extraction by ATCO Midstream.

Industrials

Revenues from the Industrials segment for the three months ended December 31, 2004, increased by $17.5 million to $68.6 million, primarily due to:

- increased business activity in ATCO Structures operations in Canada, United States and Australia and in ATCO Noise Management.

Revenues for the year ended December 31, 2004, increased by $65.7 million to $220.1 million, primarily due to:

- increased business activity in all ATCO Structures operations, other than in Europe, and in ATCO Noise Management.

Earnings for the three months ended December 31, 2004, increased by $4.5 million to $4.5 million, primarily due to:

- increased business activity in ATCO Structures and ATCO Noise Management.

Earnings for the year ended December 31, 2004, increased by $11.5 million to $14.1 million, primarily due to:

- increased business activity in ATCO Structures Canadian, United States, South American and Australian operations and in ATCO Noise Management.

Demand for workforce housing products is directly related to the capital spending cycle and the level of development activity in natural resource industries. During 2004, the utilization rate for ATCO Structures' work force housing fleet averaged 62%, up from 47% in 2003. Programs to rationalize and modernize the size of the workforce housing lease fleet are continuing.

Operating expenses for the year ended December 31, 2004, increased by $46.0 million to $185.6 million, primarily due to:

- increased business activity in ATCO Structures Canadian, United States, South American and Australian operations and in ATCO Noise Management.

In September 2004, ATCO Structures announced it had been awarded a contract to supply a 2,100 person camp to Nexen Inc. for the Long Lake project in the Athabasca oil sands region of northern Alberta. The contract includes the manufacture, transport, installation and supply of site services for two camps, which will be leased by Nexen. Each camp will consist of dormitories, kitchen, dining and recreation facilities, as well as one office complex. ATCO Structures will also supply maintenance personnel for the two-year project life span. The north camp and office are scheduled for completion prior to January 2005 and the south camp will be finished six months later in June 2005.

In January 2005, ATCO Structures announced it had been awarded a series of contracts to supply pre-fabricated buildings and related services for construction support of the new Fjarðaál Aluminium Smelter facility in Reydarfjördur, Eastern Iceland. Bechtel Group Inc., acting on behalf of the project owner Alcoa Inc., awarded the contracts to ATCO Structures in multiple stages. The contracts have been awarded in four stages comprised of design, engineering, manufacturing and installation of an initial 100 person advance pioneer camp and a 1,500 person construction camp, which will be known as the Fjarðaál Team Village. The majority of the dormitories, kitchen/diners, lunchrooms, medical, recreation and laundry facilities, as well as other types of modular buildings, will be manufactured at ATCO Structures' factory in Budapest, Hungary, with some product also being delivered from ATCO Structures' U.S. factory in Diboll, Texas. In addition, ATCO Structures has established an Icelandic company to complete installation works on site.

ATCO Structures will continue to focus on its core businesses of workforce housing in North America, Australia, South America, Europe and selective international markets and on the space rental business in Australia, Canada, South America and Europe. ATCO Noise Management will continue to focus on turnkey noise abatement opportunities in the energy and petrochemical industries worldwide.

A number of major projects, which provide opportunities for ATCO Structures, are planned for development in 2005 and beyond. ATCO Noise Management is focusing its efforts on exploring industrial noise abatement opportunities in North America, Latin America and Europe. These areas represent opportunities in the electrical power generation and fossil fuel markets where demand continues to grow.

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions due to the political and financial aspects of international business. However, ATCO Structures and ATCO Noise Management will continue to follow strict credit policies on international sales to minimize financial exposure and will continue to utilize its international experience to manage the political and other risks associated with international business.

Corporate and Other

Earnings for the three months ended December 31, 2004, decreased by $6.7 million to $(11.4) million, primarily due to:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section).

Earnings for the year ended December 31, 2004, decreased by $6.1 million to $(21.0) million, primarily due to:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section).

This decrease was partially offset by:

- decreased share appreciation rights expense due to lower Share Prices since December 31, 2003.

ATCOR Resources Ltd. Tax Reassessments

In 2001, the Corporation received and paid income tax reassessments of $21.3 million relating to the 1996 disposal of ATCOR Resources Ltd. Of this amount, $12.9 million was assessed to Canadian Utilities and $8.4 million was assessed to ATCO Ltd. The Corporation did not agree with these reassessments and contested the matter with tax authorities. Accordingly, the payments were recorded as a reduction of future income tax liabilities.

During 2003, the Corporation was successful in appealing the reassessments to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of Canadian Utilities with respect to the entire amount of its $12.9 million reassessment, and in favor of ATCO Ltd. for $1.7 million of its $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. With respect to Canadian Utilities, the Corporation has received a refund of $15.1 million, including interest, and has reversed the future income tax reduction of $12.9 million. With respect to ATCO Ltd., the Corporation has filed for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. Due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal, the Corporation has reversed the future income tax reduction of $8.4 million, reduced income taxes payable by $1.7 million for the expected refund and charged $6.7 million to earnings.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the

10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

ATCO Electric

In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. These reductions in the common equity ratios reduced the common equity that ATCO Electric was allowed to earn a return on by $83.0 million for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

In a decision dated July 2, 2004, the AEUB issued its generic cost of capital decision which approved, among other things, a return on common equity of 9.60% and a common equity ratio of 33% for ATCO Electric's transmission operations and 37% for its distribution operations beginning in 2004. These increases in the common equity ratios increased the common equity that ATCO Electric was allowed to earn a return on by $22.3 million for 2004 as compared to 2003.

ATCO Electric's October 2, 2003, and July 2, 2004, decisions are referred to in this MD&A as the "ATCO Electric Decision".

ATCO Gas

In a decision dated October 1, 2003, the AEUB approved for ATCO Gas, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37% for 2003 and 2004. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

In a decision dated July 2, 2004, the AEUB issued its generic cost of capital decision which approved, among other things, ATCO Gas' common equity ratio of 38% beginning in 2005. As ATCO Gas' return on common equity for 2004 was already established, the standardized approach approved by the AEUB in its generic cost of capital decision (as described above) for determining the return on common equity will be applied beginning in 2005.

ATCO Gas' October 1, 2003, and July 2, 2004, decisions are referred to in this MD&A as the "ATCO Gas Decision".

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary has appealed this decision to the Supreme Court of Canada, which has also granted ATCO Gas leave to cross-appeal the decision. Accordingly, ATCO Gas has not yet recorded the impact of the Alberta Court of Appeal decision.

In March 2004, the AEUB directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ends on March 31, 2005, and allowed ATCO Midstream to continue to utilize the remaining uncontracted capacity at a rate of $0.45 per gigajoule, up from $0.41 per gigajoule. ATCO Gas has been granted leave to appeal this AEUB decision to the Alberta Court of Appeal. A hearing date has not yet been determined.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon storage facility.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. The application requests a recovery of approximately $11.3 million from ATCO Gas' south customers, and a refund of approximately $2.0 million to ATCO Gas' north customers. A decision from the AEUB is expected in the second quarter of 2005.

ATCO Pipelines

In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. In a decision dated July 13, 2004, the AEUB awarded additional revenue with respect to the revenue forecasts of certain industrial customers. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

In a decision dated July 2, 2004, the AEUB issued its generic cost of capital decision which approved, among other things, ATCO Pipelines' return on common equity of 9.60% for 2004 and a common equity ratio of 43% beginning in 2004.

ATCO Pipelines' December 2, 2003, July 2, 2004, and July 13, 2004, decisions are referred to in this MD&A as the "ATCO Pipelines Decision".

The AEUB has announced that it will hold a hearing to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd. This hearing is not expected to be held until 2006.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended December 31, 2004, increased by $15.8 million to $182.1 million, primarily due to:

- increased availability incentives in Alberta Power (2000), primarily due to availability incentive payments received for improved plant availability;
- increased cash flow after removal of non-cash adjustments; and
- a refund to customers by ATCO Pipelines as a result of a change in income tax methodology as directed by the AEUB in the ATCO Pipelines Decision, which reduced cash flow from operations in 2003 by $5.4 million (the "ATCO Pipelines Refund").

This increase was partially offset by:

- a refund to customers by ATCO Gas as a result of a change in income tax methodology as directed by the AEUB in the ATCO Gas Decision, which reduced cash flow from operations in 2004 by $16.5 million (the "ATCO Gas Refund").

Cash flow from operations for the year ended December 31, 2004, increased by $30.7 million to $604.3 million, primarily due to:

- increased cash flow after removal of non-cash adjustments;
- increased availability incentives in Alberta Power (2000); and
- the ATCO Pipelines Refund.

This increase was partially offset by:

- the ATCO Gas Refund.

Investing for the three months ended December 31, 2004, increased by $10.4 million to $144.2 million, primarily due to:

- decreased proceeds on disposal of property, plant and equipment;
- reductions in non-current deferred electricity costs; and
- changes in non-cash working capital.

This increase was partially offset by:

- lower capital expenditures.

Capital expenditures for the three months ended December 31, 2004, decreased by $11.9 million to $176.8 million, primarily due to:

- lower investment in regulated electric transmission and non-regulated power generation projects.

This decrease was partially offset by:

- increased investment in workforce housing and space rental assets and in regulated natural gas transportation and distribution projects.

Investing for the year ended December 31, 2004, increased by $53.0 million to $528.1 million, primarily due to:

- higher capital expenditures;
- reductions in non-current deferred electricity costs; and
- decreased proceeds on disposal of property, plant and equipment.

This increase was partially offset by:

- changes in non-cash working capital; and
- proceeds from the Transfer of the Retail Energy Supply Businesses.

Capital expenditures for the year ended December 31, 2004, increased by $71.3 million to $610.9 million, primarily due to:

- increased investment in regulated electric transmission projects and in workforce housing and space rental assets.

This increase was partially offset by:

- lower investment in non-regulated power generation projects.

During the three months ended December 31, 2004, the Corporation **issued**:

- $100.0 million of 5.096% Debentures due November 18, 2014; and
- $200.0 million of 5.896% Debentures due November 20, 2034.

During the three months ended December 31, 2004, the Corporation **redeemed**:

- $96.0 million of notes payable;
- $37.0 million of long term debt; and
- $11.2 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $155.8 million.

During the year ended December 31, 2004, the Corporation **issued**:

- $180.0 million of 5.432% Debentures due January 23, 2019;
- $100.0 million of 5.096% Debentures due November 18, 2014;
- $200.0 million of 5.896% Debentures due November 20, 2034;
- $69.0 million of other long term debt; and
- $12.5 million of non-recourse long term debt.

During the year ended December 31, 2004, the Corporation **redeemed**:

- $100.0 million of 8.73% Debentures 1994 Series due June 1, 2004;
- $70.9 million of other long term debt; and
- $54.5 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $336.1 million.

A planned issue of $180.0 million of debentures by CU Inc. in 2003 was deferred until January 2004 pending clarification of one of the Corporation's credit ratings. As a result of the uncertainty surrounding the timing of the receipt of the credit rating, the Corporation utilized its cash resources in late 2003 to temporarily pay down outstanding debt.

Capital expenditures to maintain capacity, meet planned growth and fund future development activities are expected to be approximately $525 million in 2005. These expenditures are uncommitted and relate primarily to utility operations.

Contractual obligations for the next five years and thereafter are as follows:

Contractual Obligations	Total	Payments Due by Period Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			($ Millions)		
Long term debt	2,221.2	136.8	279.3	225.0	1,580.1
Non-recourse long term debt	955.5	55.8	134.5	177.9	587.3
Operating leases	69.9	16.4	27.0	16.9	9.6
Purchase obligations:					
ATCO Gas natural gas purchase contracts (1)	7.0	1.4	1.4	1.4	2.8
Alberta Power (2000) coal purchase contracts (2)	881.7	43.5	90.6	96.1	651.5
Alberta Power (2000) capital expenditures (3)	9.7	9.7		-	-
ATCO Power and ATCO Resources natural gas fuel supply contracts (4)	367.3	49.0	111.5	111.0	95.8
ATCO Power and ATCO Resources operating and maintenance agreements (5)	212.1	19.4	35.4	40.1	117.2
ATCO Power and ATCO Resources capital expenditures (6)	7.9	7.9	-	-	-
ATCO Electric capital expenditures (7)	17.8	17.8	-	-	-
Other	16.8	16.8	-	-	-
Total	4,766.9	374.5	679.7	668.4	3,044.3

Notes:

(1) *ATCO Gas has ongoing obligations to purchase fixed quantities of natural gas from various gas producers at market prices that are in effect at the time the quantities are purchased. These obligations relate mostly to storage purchases and operational contracts pertaining to the Carbon storage facility, which was not included in the Transfer of the Retail Energy Supply Businesses to DEML and continues to be subject to AEUB regulation. Some of these obligations are for the life of the gas reserves. The estimated value of these purchase obligations is based on the market price of natural gas in effect on December 31, 2004, and assumes a remaining life of 10 years for the gas reserves commencing January 1, 2004. The cost of natural gas purchased under these obligations is recoverable from ATCO Gas' customers.*

(2) *Alberta Power (2000) has fixed price long term contracts to purchase coal for its coal-fired generating plants. These costs are recoverable pursuant to the power purchase arrangements.*

(3) *Alberta Power (2000) has entered into contracts with suppliers to improve operating efficiency at certain of its generating plants.*

(4) *ATCO Power and ATCO Resources have various contracts to purchase natural gas for its natural gas-fired generating plants. ATCO Power and ATCO Resources have long term offtake agreements with the purchasers of the electricity to recover 82% of these costs. The balance of 18%, related to ATCO Power's Barking generating plant, is currently being recovered through merchant sales in the U.K. electricity market.*

(5) *ATCO Power and ATCO Resources have various contracts with suppliers to provide operating and maintenance services at certain of its generating plants.*

(6) *ATCO Power and ATCO Resources have entered into various contracts to purchase goods and services with respect to its capital expenditure programs.*

(7) *ATCO Electric has entered into various contracts to purchase goods and services with respect to its capital expenditure programs.*

At December 31, 2004, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	Used	Available
		($ Millions)	
Long term committed	588.2	59.8	528.4
Short term committed	614.1	22.3	591.8
Uncommitted	115.3	31.1	84.2
Total	1,317.6	113.2	1,204.4

In the third quarter of 2004, following a review of ongoing cash requirements, Canadian Utilities reduced its long term committed lines by $25.0 million, its short term committed lines by $9.6 million and its uncommitted lines by $108.4 million. These reductions were due primarily to reduced credit needs in CU Inc. following the Transfer of the Retail Energy Supply Businesses earlier in the year.

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $237.6 million at December 31, 2004, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2003, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2004. Over the life of the bid, 95,300 shares were purchased, of which 65,300 were purchased in 2003 and 30,000 were purchased in 2004. On May 27, 2004, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I shares. The bid will expire on May 26, 2005. From May 27, 2004, to February 24, 2005, 131,000 shares have been purchased, all of which were purchased in 2004.

It is the policy of the Corporation to pay dividends quarterly on its Class I and Class II shares. In 2004, the Corporation increased the dividends on Class I and Class II shares by $0.12 per share, the same increase as in 2003. The Corporation has increased its annual common share dividend each year since 1993. The matter of an increase in the quarterly dividend is addressed by the Board of Directors in the first quarter of each year. For the first quarter of 2005, the quarterly dividend payment has been increased by $0.03 to $0.38 per share. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On January 16, 2004, CU Inc. filed a base shelf prospectus which permits CU Inc. to issue up to an aggregate of $750.0 million of debentures over the twenty-five month life of the prospectus.

- On January 23, 2004, CU Inc. issued $180.0 million of 5.432% Debentures due January 23, 2019, at a price of 100 to yield 5.432%. The proceeds of the issue were advanced to ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water and used to fund capital expenditures, repay indebtedness and for general corporate purposes.
- On November 18, 2004, CU Inc. issued $100.0 million of 5.096% Debentures due November 18, 2014, at a price of 100 to yield 5.096% and $200.0 million of 5.896% Debentures due November 20, 2034, at a price of 100 to yield 5.896%. The proceeds of the issues were advanced to ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water and used to fund capital expenditures, repay indebtedness and for general corporate purposes.

OUTSTANDING SHARE DATA

At February 24, 2005, the Corporation had outstanding 26,455,080 Class I shares and 3,491,202 Class II shares and 6,000,000 5.75% Cumulative Redeemable Second Preferred Series 3 ("Series 3 Preferred Shares").

Class I Non-Voting Shares and Class II Voting Shares

Each Class II share may be converted to one Class I share at the share owner's option. In the event an offer to purchase Class II shares is made to all owners of Class II shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, then provided an offer is not made to the owners of Class I shares on the same terms and conditions, the Class I shares shall be entitled to the same voting rights as the Class II shares. The two classes of shares rank equally in all other respects.

Of the 2,550,000 Class I shares reserved for issuance in respect of options under the Corporation's stock option plan, 670,550 Class I shares are available for issuance at December 31, 2004. Options may be granted to directors, officers and key employees of the Corporation and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. As of February 24, 2005, options to purchase 962,050 Class I shares were outstanding.

Series 3 Preferred Shares

On and after December 1, 2008, the Corporation may convert all or any of the Series 3 Preferred Shares into Class I shares. The number of Class I shares into which each Series 3 Preferred Share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the weighted average trading price of Class I shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.

On and after December 1, 2011, each Series 3 Preferred Share will be convertible at the option of the owner, on the first day of March, June, September and December of each year, into that number of Class I shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I shares. If an owner of Series 3 Preferred Shares elects to convert any of the shares into Class I shares, the Corporation may elect to redeem the Series 3 Preferred Shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, the Corporation may offer the owners of the Series 3 Preferred Shares the right to convert into a further series of preferred shares.

The Series 3 Preferred shares are redeemable at the option of the Corporation commencing on December 1, 2008, at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 2% in each succeeding 12 month period until December 1, 2010.

TRANSACTIONS WITH RELATED PARTIES

In transactions with entities related through common control, the Corporation sold and rented manufactured product and recovered administrative expenses totaling $0.6 million and incurred advertising and promotion expenses and administrative expenses totaling $1.5 million. These transactions are in the normal course of business and under normal commercial terms.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact, if any, the protocol will have on its operations as the Government of Canada has not yet released its implementation plan. It is anticipated that the Corporation's power purchase arrangements ("PPA's") relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, ATCO Gas and ATCO Electric remain legally obligated to perform these functions if DEML fails to perform. If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric. In the event of a reversion of such functions, ATCO Gas and ATCO Electric could incur costs related to commodity procurement, transportation and delivery charges and various regulatory costs.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Included in regulated operations are the generating plants of Alberta Power (2000), which were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

Substantially all the electricity generated by Alberta Power (2000) is sold pursuant to PPA's. Under the PPA's, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPA's were based.

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

At December 31, 2004, the Corporation had recorded $46.1 million of deferred availability incentives.

Fuel costs in Alberta Power (2000) are mostly for coal supply. To protect against volatility in coal prices, Alberta Power (2000) owns or has sufficient coal supplies under long term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

In August 2004, an arbitration tribunal appointed under the Battle River Power Purchase Arrangement ("Battle River PPA") determined that Alberta Power (2000) was entitled to recover $10.4 million of availability penalty payments, plus interest, from EPCOR Utilities Inc. ("EPCOR"), the counterparty to the Battle River PPA, due to short term curtailed plant production during the first quarter of 2003 caused by unprecedented drought conditions. The $10.4 million of availability penalty payments plus interest, less costs associated with the arbitration proceedings, was recorded in Alberta Power (2000)'s deferred availability incentive balance sheet account and had no effect on Alberta Power (2000)'s 2004 earnings.

In June and July 2004, the Battle River generating plant's water levels were below those of 2003, which required the Corporation to limit generation to avoid exceeding the environmental license temperature limitations. The Corporation made force majeure claims for the period June 24, 2004, to July 4, 2004, and the period July 13, 2004 to July 26, 2004. The Corporation claimed $7 million with respect to these claims and was successful in reaching a negotiated settlement with EPCOR and the Alberta Balancing Pool in December 2004 for $5.2 million. The remaining $1.8 million and related costs of $0.2 million were recorded as a reduction to Alberta Power (2000)'s deferred availability incentive balance sheet account. The settlement had no effect on Alberta Power (2000)'s 2004 earnings.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations

separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

ATCO Power and ATCO Resources

The Corporation's portfolio of non-regulated electric generating plants is made up of gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long term power, steam and transmission support agreements. Where long term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

ATCO Power's and ATCO Resources' generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking and hydroelectric plants with underlying transmission support agreements. In 2004, sales from approximately 71% of ATCO Power's and ATCO Resources' generating capacity were subject to long term agreements, while the remaining 29% consisted primarily of sales to the AESO. In 2005, the portion of generating capacity subject to long term agreements is expected to be approximately 72% while the remaining 28% is expected to consist primarily of sales of electricity to the AESO. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the AESO are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

AESO electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to February 2005.


AESO Prices, Natural Gas Prices and Spark Spreads
AESO Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Feb-05
Month
AESO Price
Spark Spread
Natural Gas Price

Changes in AESO electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

ATCO Power and ATCO Resources have financed their non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities has provided a number of guarantees related to ATCO Power's and ATCO Resources' obligations under their respective non-recourse loans associated with certain of their projects. ATCO Power (80%) and ATCO Resources (20%) have a joint venture in these projects subject to guarantees, excluding Barking Power. ATCO Ltd. has indemnified and agreed to reimburse

Canadian Utilities for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest. These guarantees cover the following items:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2004, the maximum value of the obligation under this guarantee for the Brighton Beach project financing is anticipated to be $10.9 million.

b) Project cash flows – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 30 megawatts for the Scotford project and 60 megawatts for the Muskeg River project. These guarantees became effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2004, no amounts were outstanding under the guarantee.

c) Reserve amounts – Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2004, the amount of the obligations under these guarantees is:

Project	**Major Maintenance**	**Debt Service**
	($ Millions)	
ATCO Power Alberta Limited Partnership ("APALP") project financing.......	Nil (1)	17.1
Joffre project financing..........	Nil (2)	5.2
Muskeg River project financing	Nil (1)	6.4
Scotford project financing	Nil (1)	7.0

Notes:
(1) No major maintenance reserve required for this financing.
(2) Reserve requirements of $3.3 million met with project cash flows.

d) Prepaid operating and maintenance fee – Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.5 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2004, the maximum value of the guarantee is $40.5 million.

e) Purchase project assets – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or

- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2004, no such events have occurred.

Canadian Utilities has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts. In addition, Canadian Utilities has posted acceptable credit support in the amount of $2.7 million with respect to builders' liens filed against the Cory Project.

To date, Canadian Utilities has not been required to pay any of its guaranteed obligations.

Contingencies

The Corporation is party to a number of disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Insurance Coverage

A number of U.S. insurance companies are the subject of lawsuits and investigations into their business and accounting practices by the Attorney General of the State of New York and the U.S. Securities and Exchange Commission. Certain of these insurers provide a portion of the Corporation's insurance coverage. The Corporation is unable at this time to determine what impact, if any, these investigations may have on the ability of the insurers mentioned to pay any corporate insurance claims which may arise.

OFF-BALANCE SHEET ARRANGEMENTS

Unrecorded future income tax liabilities of the regulated operations amounted to $165.3 million at December 31, 2004. This balance includes $38.8 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's. The remainder, amounting to $126.5 million, is expected to be recovered from utility customers through inclusion in future rates. Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $1.0 million, of which $0.2 million begins to expire in 2007 and $0.8 million does not expire. In addition, there are tax loss carryforwards of $1.2 million for Canadian subsidiary corporations and tax loss carryforwards of $7.0 million for a foreign subsidiary for which no tax benefit has been recorded. These losses begin to expire in 2006.

In addition, the Corporation uses various derivative instruments to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. Note 21 to the financial statements sets out the instruments in place at December 31, 2004.

Other than the foregoing, the Corporation does not have any off-balance sheet arrangements that have, or are likely to have, a current or future effect on the results of operations or financial condition, including, without limitation, such considerations as liquidity and capital resources.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

Deferred Availability Incentives

As noted previously in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at December 31, 2004, the Corporation had recorded $46.1 million of deferred availability incentives. The amortization of deferred availability incentives, which was recorded in revenues, amounted to $7.6 million in 2004.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year, the high case scenario would have resulted in higher revenues of approximately $4.1 million, whereas the low case scenario would have resulted in lower revenues of approximately $2.9 million.

Employee Future Benefits

The Corporation's employee future benefits disclosures are based on three critical accounting estimates: (1) the expected long term rate of return on plan assets; (2) the liability discount rate; and, (3) the long term inflation rate.

The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when

added to the long bond yield rate of 6.25% at the beginning of 2004, resulted in an expected long term rate of return of 7.25% for 2004. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years.

The liability discount rate reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate used to calculate the cost of benefit obligations for the three months and the year ended December 31, 2004, was 6.25%, the same rate that was used at the end of 2003. The liability discount rate used to value the benefit obligations at December 31, 2004, was 5.9%, a decrease of 0.35% from the rate used to calculate the cost of benefit obligations during 2004. This lower rate will be used to calculate the cost of benefit obligations in 2005.

The expected long term rate of return has declined over the past three years, from 8.1% in 2001 to 7.25% in the year ended December 31, 2004. The result has been a decrease in the expected return on plan assets. The difference between the expected return and the actual return on plan assets results in an experience gain or loss on plan assets. The liability discount rate has also declined over the same period, from 6.9% at the end of 2001 to 5.9% at December 31, 2004. The effect of this change has been to increase the accrued benefit obligations, resulting in experience losses in 2002, 2003 and 2004. In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the cumulative experience losses in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months and the year ended December 31, 2004.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months and the year ended December 31, 2004, are as follows: for drug costs, 9.9% starting in 2004 grading down over 9 years to 4.5%, and for other medical and dental costs, 4.0% for 2004 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost (income) for 2004 are outlined in the following table. The sensitivities of each key assumption have been calculated independently of changes in other key assumptions. Actual experience may result in changes in a number of assumptions simultaneously.

	2004 Pension Benefit Plans		2004 Other Post Employment Benefit Plans	
	Accrued Benefit Obligation	**Benefit Plan Cost (Income)**	**Accrued Benefit Obligation**	**Benefit Plan Cost (Income)**
	($ Millions)			
Expected long term rate of return on plan assets				
1% increase (1)	-	(3.8)	-	-
1% decrease (1)	-	3.8	-	-
Liability discount rate				
1% increase (1)	(58.7)	(5.2)	(3.0)	(0.3)
1% decrease (1)	72.2	6.3	3.6	0.4
Future compensation rate				
1% increase (1)	19.6	3.0	-	-
1% decrease (1)	(15.2)	(2.3)	-	-
Long term inflation rate				
1% increase (1)(2)(3)	23.8	3.2	3.2	0.5
1% decrease (1)(3)	(40.2)	(5.3)	(2.6)	(0.4)

Notes:

(1) *Sensitivities are net of the associated regulatory asset (liability) and unrecognized defined benefit plans cost (income), which reflect an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.*

(2) *The long term inflation rate for pension plans reflects the fact that pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3.0% per annum.*

(3) *The long term inflation rate for other post employment benefits plans is the assumed annual health care cost trend rate described in the weighted average assumptions.*

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations on accounting for asset retirement obligations as described below. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. An asset retirement obligation is recorded as a liability in deferred credits, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be

made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants

The effect of adopting these recommendations is presented as increases (decreases) below:

	For the Three Months Ended December 31		For the Year Ended December 31	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Statement of earnings				
Site restoration and removal costs, included in operation and maintenance	**-**	-	**-**	(0.2)
Depreciation and amortization	**(0.2)**	(0.4)	**(0.8)**	(1.6)
Accretion expense, included in depreciation and amortization	**0.5**	0.5	**1.9**	1.9
Income taxes	**(0.1)**	(0.1)	**(0.2)**	(0.2)
Non-controlling interests	**(0.1)**	0.1	**(0.4)**	0.1
Earnings attributable to Class I and Class II shares	**(0.1)**	(0.1)	**(0.5)**	-

	January 1 2003
	($ Millions)
Balance sheet	
Retirement assets and site restoration and removal costs, included in property, plant and equipment	24.6
Asset retirement obligations, included in deferred credits	30.6
Accrual for future removal and site restoration costs, included in deferred credits	(3.3)
Future income tax liabilities	0.5
Non-controlling interests	(1.5)
Retained earnings at beginning of period	(1.7)

Changes in asset retirement obligations are summarized below:

	For the Three Months Ended December 31		For the Year Ended December 31	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Obligations at beginning of period	**34.9**	32.0	**32.9**	30.6
Obligations incurred	**-**	0.4	**0.6**	0.4
Accretion expense	**0.5**	0.5	**1.9**	1.9
Obligations at end of period	**35.4**	32.9	**35.4**	32.9

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $98 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings for the three months and year ended December 31, 2004.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted by ATCO Ltd. and its subsidiary, Canadian Utilities, on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted. The fair value of the ATCO Ltd. options is recorded as compensation expense and contributed surplus, Contributed surplus is reduced as the ATCO Ltd. options are exercised and the amount initially recorded in contributed surplus is credited to Class I and Class II share capital. The fair value of the Canadian Utilities options is recorded as compensation expense and non-controlling interests. Non-controlling interests remain unchanged when Canadian Utilities stock options are exercised as Canadian Utilities' share capital and contributed surplus are both included in non-controlling interests. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. This retroactive change in accounting had no effect on earnings or earnings per share for the three months ended December 31, 2004, reduced earnings for the year ended December 31, 2004 by $0.2 million and reduced earnings per share and diluted earnings per share by $0.01, reduced earnings for the three months and the year ended December 31, 2003 by $0.2 million and $0.5 million, respectively, and reduced earnings per share and diluted earnings per share by $0.01 and $0.01, respectively. Furthermore, $0.3 million was charged to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations that define the primary sources of GAAP. Adoption of these recommendations had no effect on earnings for the three months and year ended December 31, 2004. While CICA recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP. Where regulatory decisions dictate, the Corporation defers certain costs or revenues as assets or liabilities in the balance sheet and records them as expenses or revenues in the earnings statement as it collects or refunds amounts through future customer rates. Any adjustments to these deferred amounts are recognized in earnings in the period that the regulator renders a subsequent decision. The Corporation anticipates that there would be no material differences between the amounts approved by the regulator for collection or refund and the amounts included in assets or liabilities on the balance sheet. The Corporation has chosen to retain its existing accounting policies, as permitted by CICA recommendations that define the primary sources of GAAP, pertaining to regulatory decisions that give rise to deferred assets or liabilities.

Effective January 1, 2005, the Corporation intends to prospectively adopt the CICA's accounting guideline on the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate them. The Corporation is currently evaluating the impact of the guideline.

February 24, 2005

Consolidated Five-Year Financial Summary

(Millions of Canadian dollars, except as indicated)		2004	2003	2002	2001	2000
EARNINGS						
Revenues		**3,349.1**	3,929.7	3,196.3	3,767.8	3,077.4
Operating expenses [1]		**2,393.6**	3,024.9	2,352.9	2,908.7	2,206.1
Depreciation and amortization [1]		**311.1**	285.0	256.6	259.2	255.5
Interest		**215.5**	198.9	189.2	203.2	200.1
Dividends on preferred shares		**-**	-	-	8.9	17.9
Interest and other income		**(96.2)**	(36.1)	(136.7)	(45.9)	(34.0)
Income taxes [1]		**172.4**	159.6	196.8	175.0	193.6
Dividends on equity preferred shares		**8.6**	8.6	8.6	4.1	-
Non-controlling interests [1]		**184.7**	158.1	165.6	130.6	125.8
Earnings attributable to Class I and Class II shares [1]		**159.4**	130.7	163.3	124.0	112.4
SEGMENTED EARNINGS						
Utilities [2]		**87.4**	62.9	92.2	51.8	56.3
Power generation [1]		**39.7**	48.9	38.1	52.0	57.6
Global enterprises [1][2]		**38.1**	29.1	23.6	18.0	11.2
Industrials		**14.1**	2.6	11.0	13.9	5.2
Corporate and other/eliminations [1][2]		**(19.9)**	(12.8)	(1.6)	(11.7)	(17.9)
Earnings attributable to Class I and Class II shares [1]		**159.4**	130.7	163.3	124.0	112.4
BALANCE SHEET						
Property, plant, and equipment		**5,407.7**	5,155.0	4,973.8	4,612.8	4,189.5
Total assets		**7,039.5**	6,617.8	6,427.9	5,866.8	5,850.3
Capitalization:						
Notes payable		**-**	-	-	4.6	197.1
Long term debt		**2,215.3**	1,841.6	1,936.0	1,883.0	1,897.2
Non-recourse long term debt		**899.7**	948.2	956.4	770.4	374.5
Preferred shares		**-**	-	-	-	300.0
Equity preferred shares		**150.0**	150.0	150.0	150.0	-
Share owners' equity [1][3]		**1,244.6**	1,131.7	1,043.1	909.3	820.4
Total capitalization		**4,509.6**	4,071.5	4,085.5	3,717.3	3,589.2
CASH FLOWS						
Operations		**604.3**	573.6	544.1	576.5	519.6
Purchase of property, plant and equipment		**610.9**	539.6	649.2	842.5	502.5
Financing (excluding Class I and II dividends)		**237.2**	(87.4)	340.1	(101.2)	131.3
Class I and II dividends		**41.7**	38.1	34.6	30.9	27.3
CLASS I & II SHARES						
Shares outstanding at end of year [3] (thousands)		**29,896**	29,796	29,817	29,733	29,722
Return on equity [3]		**13.4%**	12.0%	16.7%	14.3%	14.4%
Earnings per share [3] ($)		**5.35**	4.39	5.48	4.17	3.78
Dividends paid per share [3] ($)		**1.40**	1.28	1.16	1.04	0.92
Equity per share [3] ($)		**41.63**	37.98	34.98	30.58	27.60
Stock market record - Class I Non-Voting shares ($)	High	**59.00**	50.00	55.00	54.00	48.00
	Low	**45.65**	41.08	40.05	40.50	27.50
	Close	**58.50**	48.00	43.00	46.75	46.65
Stock market record - Class II Voting shares ($)	High	**59.50**	49.25	55.00	52.70	48.00
	Low	**46.00**	41.65	41.00	42.00	28.60
	Close	**57.75**	48.31	43.35	47.00	46.85

[1] Figures for 2000-2003 have been restated for the retroactive changes in method of accounting for asset retirement obligations and stock options.

[2] Segmented earnings for 2000-2003 have been restated to reflect changes to the management reporting structure announced in August 2004.

[3] Includes Class I Non-Voting shares and Class II Voting shares.

Consolidated Five-Year Operating Summary

(Millions of Canadian dollars, except as indicated)	**2004**	2003	2002	2001	2000
Utilities					
Natural gas operations					
Purchase of property, plant and equipment	**154.3**	141.0	103.1	84.6	87.6
Pipelines (thousands of kilometres)	**34.8**	34.2	33.7	33.5	33.5
Maximum daily demand (terajoules)	**2,049**	1,831	1,670	1,470	1,737
Natural gas sold [(1)] (petajoules)	**103**	198	201	187	209
Natural gas transported [(1)] (petajoules)	**120**	32	31	22	18
Total system throughput (petajoules)	**233**	230	232	209	227
Average annual use per residential customer (gigajoules)	**134**	134	136	131	148
Degree days - Edmonton [(2)]	**3,985**	4,245	4,274	3,661	4,210
- Calgary [(3)]	**3,978**	4,291	4,470	3,994	4,441
Customers at year-end (thousands)	**914.3**	887.8	862.0	837.7	816.1
Electric operations					
Purchase of property, plant and equipment	**223.4**	171.6	162.4	154.2	114.5
Power lines (thousands of kilometres)	**68.0**	67.0	67.1	64.2	58.6
Electricity distributed (millions of kilowatt hours)	**9,910**	9,768	10,224	10,108	10,392
Average annual use per residential customer (kWh)	**7,475**	7,261	7,445	7,270	7,444
Customers at year-end (thousands)	**206.2**	202.3	197.8	192.0	191.0
Pipeline operations					
Purchase of property, plant and equipment	**47.9**	33.6	47.3	77.4	63.5
Pipelines (thousands of kilometres)	**8.3**	8.3	8.3	8.2	7.9
Contract demand for pipelines system access (terajoules/day)	**4,606**	4,599	4,890	4,876	4,559
Power Generation					
Purchase of property, plant and equipment	**87.4**	152.7	289.0	464.0	182.7
Generating capacity (thousands of kilowatts)	**2,695**	2,561	2,110	2,110	732
Global Enterprises					
Purchase of property, plant and equipment	**14.5**	15.5	11.5	34.5	30.1
Natural gas processed (Mmcf/day)	**427**	399	420	429	366
Natural gas gathering lines (kilometres)	**1,000**	1,000	940	940	670
Industrials					
Purchase of property, plant and equipment	**57.4**	22.7	26.4	25.6	23.8
Workforce housing lease fleet (units in thousands)	**2.3**	1.9	1.8	1.6	2.3
Workforce housing lease fleet utilization (%)	**62**	47	52	61	61
Space rental lease fleet (units in thousands)	**6.2**	5.2	4.4	3.5	2.9
Space rental lease fleet utilization (%)	**84**	80	76	83	81

(1) Effective May 2004, with the transfer of the retail energy supply businesses, ATCO Gas' existing sales service customers became transportation service customers.

(2) Degree days - Edmonton - are defined as the difference of the mean daily temperature from 14.5 degrees Celsius.

(3) Degree days - Calgary - are defined as the difference of the mean daily temperature from 15.5 degrees Celsius.

GENERAL INFORMATION

INCORPORATION
ATCO Ltd. is incorporated under the laws of the Province of Alberta.

ANNUAL MEETING
The Annual Meeting of Share Owners will be held at 10:00 a.m. M.D.T. Thursday, May 12, 2005 at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta

AUDITORS
PricewaterhouseCoopers LLP
Calgary, Alberta

COUNSEL
Bennett Jones LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR
Class I Non-Voting and
Class II Voting shares and
Series 3 Preferred Shares
CIBC Mellon Trust Company
Montreal/Toronto/Winnipeg/Calgary/Vancouver

STOCK EXCHANGE LISTINGS
Class I Non-Voting Symbol ACO.NV.X
Class II Voting Symbol ACO.Y
Listing: The Toronto Stock Exchange

5.75% CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 3
Preferred Shares Series 3 Symbol ACO.PR.A
Listing: The Toronto Stock Exchange

ATCO GROUP ANNUAL REPORTS
Annual Reports to Share Owners and Management's Discussion and Analysis for ATCO Ltd. and Canadian Utilities Limited are available upon request from:
ATCO Ltd. & Canadian Utilities Limited
Corporate Office
1400, 909 – 11th Avenue SW
Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500
Website: www.atco.com

SHARE OWNER INQUIRIES
Dividend information and other inquiries concerning shares should be directed to:
CIBC Mellon Trust Company
Stock Transfer Department
600 The Dome Tower
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1
Telephone: 1-800-387-0825
e-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Printed in Canada

ATCO Ltd.
1400, 909 – 11th Avenue SW, Calgary, Alberta T2R 1N6

Telephone: (403) 292-7500
Fax: (403) 292-7623

www.atco.com

2004 ATCO LTD. ANNUAL REPORT

ATCO GROUP



ATCO GROUP ANNUAL REPORT COVERS


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ATCO Group, a premier international corporation, Alberta based, delivers distinguished world class performance, profitable sustainable growth, community partnerships, and value creation strategies through operational excellence.

ATCO LTD. CLASS I NON-VOTING AND CLASS II VOTING SHARES

FIVE YEAR TOTAL RETURN ON $100 INVESTMENT


$175
$150
$125
$100
$75
$50
1999
2000
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2004
Class I Non-Voting
Class II Voting
S&P/TSX Composite Index

	Compound Growth Rate	Cumulative Return
Class I Non-Voting	10.8%	$167
Class II Voting	10.4%	$164
S&P/TSX Composite Index	3.5%	$119

The graph compares the cumulative share owner return over the last five years on the Class I Non-Voting and Class II Voting shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX composite index.

TO THE OWNERS OF OUR CORPORATION

Ladies & Gentlemen:

2005 marks Alberta's Centenary and it is notable that ATCO Group has been a part of building its home province for 96 of those 100 years.

ATCO's journey has been marked by many accomplishments over the decades, always guided by our definition of Excellence....

Going far beyond the call of duty .... maintaining the highest standards .... looking after the smallest detail .... doing more than others expect .... and caring.

Our Commitment to Excellence has been nurtured through the years by the leaders of your company and today it is ingrained in everything we do – from operations – to financial responsibility – to the governance of our businesses.

Your President's Message, which follows, reports on the operational and financial performance for the Group. As Chairman of your Board of Directors, I am pleased to report on the fundamentals of our governance.

ATCO is compliant with recently mandated changes for all Canadian publicly traded corporates in 2005, and will be compliant with the proposed changes required in 2006.

OUR COMMITMENT TO EXCELLENCE HAS BEEN NURTURED THROUGH THE YEARS BY THE LEADERS OF YOUR COMPANY AND TODAY IT IS INGRAINED IN EVERYTHING WE DO

The workload for Officers and Directors alike has been enormous in this transitory period, but when we survey the whole, we are pleased with the outcome.

The form is what I refer to, but your Board has always understood and remains absolutely dedicated to:

- the approval of strategic directions for each of the units making up ATCO Group;
- the oversight of, and planning for, the succession for all key executives who provide our leadership;
- the preservation of our industry leading credit rankings;
- the protection of capital for expansion and the safeguards for high performance sustainability;
- risk management oversight;
- health, safety and environmental stewardship.

Governance in ATCO, together with four sub group Boards, has many important facets which deliver best practices.

Our Directors, Chairman and members of our various committees, together with Lead Directors and DADs (Designated Audit Directors) have met for a total of 35 days this last year. In addition, their preparation, study and special background work, together with special assignments, consultations, and travel would match or exceed their formal days of effort.

A full reading of our management's discussion and analysis will provide you with more detail, but I would also highlight for you that all Group policies have been reviewed this year from the standpoint of need, and clarity; a streamlining initiative is underway with respect to governance and procedural processes; project presentations for capital requests have been totally reviewed and appropriate policies have been issued along with a detailed manuscript on lessons learnt, spanning many decades of experience.

The Group's statutory By-laws pertaining to the Alberta Business Corporations Act have been reviewed and updated. By-laws will be presented to our Share Owners for approval at our forthcoming Annual General Meeting.

Much attention has been given to our internal controls and we will become totally compliant with the new regulations mid 2006, and our disclosure and communications policies and procedures are all in place.

I personally would like to thank our Directors on behalf of all our Owners for their dedication and caring. Individually they are outstanding, and as a group they bring formidable knowledge, experience and dedication to our governance.

May I also thank each and every one of the owners of our shares for your encouragement and belief in our efforts.

Respectfully submitted,
On behalf of the Board of Directors,

R.D. Southern
Chairman

PRESIDENT'S LETTER TO ATCO SHARE OWNERS:

Record accomplishments by many of our companies and the achievement of significant business milestones marked 2004 as ATCO Group pursued operational efficiencies and a disciplined growth strategy that delivered:

- Increased earnings and earnings per share for the 17th consecutive year, (excluding gain on sales of retail energy services and the Viking Kinsella properties)
- A 12¢ dividend increase per share, the 11th consecutive increase.
- $90 million sale of retail energy services
- $500 million 10-year ATCO I-Tek customer care and billing services contract
- Shareowners equity of $1.2 billion

In previous Annual Reports, I have explained part of our growth strategy is identifying, unbundling and monetizing assets that have negligible impact on earnings in both our Utility and Global Enterprises companies.

Our ongoing objective each year is to analyze, on a separate and distinct basis, the lowest performing assets and dispose of them when opportunities present themselves. The $90 million sale of our energy supply business in our utilities is an example of this strategy. This was the service of purchasing natural gas and electricity on behalf of industrial, commercial and residential customers in ATCO Gas and ATCO Electric. The regulator disallowed us a rate of return for performing this function, even though, on occasion, we had been required to inject significant capital on a no return basis in high energy cost periods. Deregulation has allowed us to carve out this function and complete the $90 million sale to Direct Energy in May 2004, which contributed additional cash to our already strong balance sheet.

More importantly, the retail sale was accompanied by the $500 million contract that Direct Energy signed with ATCO I-Tek, which will generate about $50 million in revenue per annum and considerable earnings over the 10-year life of the contract.

Strong fundamentals in the economies where ATCO Group operates translated into high activity levels and good growth opportunities for each of our principal operating subsidiaries.

- ATCO Structures achieved record earnings and activity due to demand from strong hydrocarbon and mineral prices, LNG facility construction and Alberta oilsands expansion contributing to our global manufacturing throughput.
- ATCO Power has reached an agreement with respect to their claim against TXU's insolvent power purchase agreement at the Barking plant in London, England.
- ATCO Midstream achieved record earnings, which were attributable to a focused concentration on operational excellence, resulting in greater plant availability and increased volumes throughout the year.
- ATCO I-Tek completed the seamless transfer of the "retail sale" customers to Direct Energy.
- ATCO Frontec increased its base of operations with NATO and secured the Kabul Airport facilities management contract in Afghanistan on January 31, 2005.
- ATCO Gas, ATCO Electric and ATCO Pipelines experienced record new customer hook-ups and installations, which are forecast to continue in 2005.

For many years, we have pursued strategic initiatives in the North. In 2004, a number of our companies, lead by ATCO Frontec, made good progress, together with our aboriginal partners, in developing an initiative to assist and cooperatively work with MacKenzie Valley Pipeline Producers Group.

ATCO Group's aboriginal joint ventures are partnerships of mutual respect and contribution, forged with the objective of providing our customers with housing, fuel, facilities management, power generation, heating, security, gas gathering systems and transportation across the North.

I want to especially thank our joint venture partners, Panarctic Inuit Logistics (Nunavik, Nunavut, Inuvialuit, Labrador Inuit) Denedeh Development Corp., Nunasi, Inuvialuit Development Corp., Yukon Indian Development Corp., the Dogrib, Piikani and the Inupiat of Alaska as our combined efforts have created confidence and appreciation for delivering significant value to our many clients.

As we look to the future, each of our companies has good opportunities for generic growth in the jurisdictions they serve, and all have enterprising new growth prospects.

It is precisely for such opportunities that we have worked long and hard to improve our cash on hand and to strengthen our balance sheet so we can move with full force when the right opportunities come available.

Our objective is to maintain a range of 60-75% of our business mix in regulated utilities. Currently, our regulated versus non-regulated mix is about 65/35%, with the legacy power plants of Alberta Power 2000 included as regulated business under the power purchase arrangements.

As we pursue key growth opportunities in 2005, we will also launch a major corporate initiative to celebrate Alberta's centennial. ATCO Group is manufacturing a traveling caravan comprised of three mobile units that will be filled with artifacts, pictures, displays and exhibits that describe the role ATCO and Canadian Utilities have played in the development of Alberta.

Over a four month period, our caravans, accompanied by the Lord Strathcona's Mounted Troop and other special features, will visit 50 Alberta communities, spanning the width and length of Alberta.

Finally, as you may be aware, much of my focus for the past two years has been on leadership succession detail. Large scale recruitment and development drives to replenish and renew our people have been largely accomplished in 2004, which is why your Board and I are so happy to report that ATCO Group, entering 2005, reflects a new generation of leaders notable for their extensive experience within our companies.

To a man and woman, they march in the first rank of competency, dedication and enthusiasm. Their great work ethic is a delight to witness as fresh and determined execution takes hold precisely because they bring with them the ATCO definition of "Excellence".

ATCO Group has 7,000 people, and I would like to thank each of them, every one, for their perseverance and achievements. I would also like to thank our Board of Directors and the many owners of our shares for your confidence and support.

I hope you will find this year's annual report interesting and even more informative than in the past. As to the future, smooth courses may not always be open to us, yet if you look closely at our positioning, our people and our past record, I do believe you will agree that our prospects for a bright future are encouraging.

I look forward to seeing you at our Annual General Meeting.

Best regards,

N.C. South

N.C. Southern
President & Chief Executive Officer
ATCO Group

Consolidated Annual Results

(Millions of Canadian Dollars except per share data)	**2004**	2003
Financial		
Revenues	**3,349.1**	3,929.7
Earnings attributable to Class I and Class II shares	**159.4**	130.7
Total assets	**7,039.5**	6,617.8
Class I and Class II share owners' equity	**1,244.6**	1,131.7
Cash flow from operations	**604.3**	573.6
Purchase of property, plant and equipment	**610.9**	539.6
Class I Non-Voting and Class II Voting Share Data		
Earnings per share	**5.35**	4.39
Diluted earnings per share	**5.29**	4.33
Dividends paid per share	**1.40**	1.28
Equity per share	**41.63**	37.98
Shares outstanding (thousands)	**29,896**	29,796
Weighted average shares outstanding (thousands)	**29,799**	29,791

Consolidated Quarterly Results (1)

(Unaudited)

(Millions of Canadian Dollars except per share data)		Three Months Ended				
		March 31	June 30	Sept 30	Dec 31	Total
Revenues	**2004**	**1,243.1**	**746.8**	**617.3**	**741.9**	**3,349.1**
	2003	1,415.2	839.9	665.7	1,008.9	3,929.7
Earnings attributable to Class I and Class II shares	**2004**	**38.2**	**54.8**	**24.7**	**41.7**	**159.4**
	2003	45.6	20.1	22.5	42.5	130.7
Earnings per Class I and Class II share	**2004**	**1.28**	**1.84**	**0.83**	**1.40**	**5.35**
	2003	1.53	0.68	0.75	1.43	4.39
Diluted earnings per Class I and Class II share	**2004**	**1.26**	**1.82**	**0.83**	**1.38**	**5.29**
	2003	1.51	0.67	0.74	1.41	4.33

(1) Because of seasonal fluctuations, particularly in the utility operations, quarterly earnings are not indicative of full year results.

ORGANIZATIONAL CHART


ATCO LTD.
CANADIAN UTILITIES LIMITED
CU INC.
POWER GENERATION
UTILITIES
GLOBAL ENTERPRISES
LOGISTICS & INDUSTRIALS
ENERGY SERVICES & TECHNOLOGIES
ATCO RESOURCES
ATCO POWER
ALBERTA POWER (2000)
ATCO ELECTRIC
ATCO GAS & PIPELINES
ATCO PIPELINES
ATCO GAS
ATCO STRUCTURES
ATCO NOISE MGMT
ATCO FRONTEC
ATCO TRAVEL
ATCO MIDSTREAM
ASHCOR TECH.
GENICS
ATCO I-TEK
LEGEND
CORPORATION
BUSINESS DIVISION
DENOTES REPORTING STRUCTURE

Photo: ATCO Group Office of the Chairman - (left to right) Michael M. Shaw - Managing Director, Global Enterprises, William L. Britton - Vice Chairman of the Board, Susan R. Werth - Senior Vice President & Chief Administration Officer, Ronald D. Southern - Chairman of the Board, Karen M. Watson - Senior Vice President & Chief Financial Officer, Nancy C. Southern - President & Chief Executive Officer, Siegfried W. Kiefer - Managing Director, Utilities and Chief Information Officer





ATCO's considerable investment in infrastructure ensures customers enjoy safe, reliable utility services 24 hours a day.

Utilities Group



ATCO LTD.
CANADIAN UTILITIES LIMITED
CU INC.
UTILITIES
CU WATER
ATCO ELECTRIC
ATCO GAS & PIPELINES
NORVEN HOLDINGS
THE YUKON ELECTRICAL COMPANY
ATCO PIPELINES
ATCO GAS
NORTHLAND UTILITIES ENTERPRISES
NORTHLAND UTILITIES (YELLOWKNIFE)
NORTHLAND UTILITIES (NWT)
ATCO UTILITY SERVICES
LEGEND
CORPORATION
BUSINESS DIVISION

◄ Photo: ATCO Pipelines replaced 4 km of the original Turner Valley #2 transmission line to ensure reliable natural gas service to customers served by this pipeline. Crews are shown stringing a joint of pipe in preparation for welding the new pipeline.



Photo: Grande Prairie serviceman Dave Makarenko is one of the 900 ATCO Electric employees devoted to providing safe, reliable delivery of electricity to Alberta customers. Twenty-four hours a day, 365 days a year, ATCO Electric is ready to respond.

The Utilities Group remains committed to the communities we serve by operating regional offices and service centres throughout the province.

UTILITIES GROUP

The Utilities Group experienced record levels of capital expenditures in 2004 due to Alberta's robust economy and growing population. Significant expansion of the province's oil and gas industry is attracting large investments and new workers, particularly in the Grande Prairie, Fort McMurray and Lloydminster areas. This tremendous growth is driving the need for increased and improved natural gas, electric and water infrastructure.

A significant milestone for the Utilities Group in 2004 was the seamless transfer of more than one million retail customer accounts from ATCO Gas and ATCO Electric to Direct Energy Regulated Services. Now that responsibility for purchasing energy and billing customers has been successfully transferred, our energy utilities are focusing on their core business of building and maintaining safe, reliable natural gas and electricity delivery systems for residential, farm, commercial and industrial customers across Alberta.

Our companies' responsibilities continue to include efficient and dependable emergency response to service interruptions and meter reading. ATCO Gas continues to provide in-home services such as safety checks for natural gas furnaces and appliances.

ATCO's commitment to Operational Excellence and considerable investment in our utility companies to maintain and improve the reliability of the utilities' infrastructure, ensures that customers enjoy safe, reliable service every hour of the day and night.

ATCO Electric

ATCO Electric's focus in 2004 was on its core business of transmission and delivery of electric energy to its customers.

The continued expansion and development of the oil and gas industry in northern Alberta, particularly in the Grande Prairie, Fort McMurray and Lloydminster areas, kept ATCO Electric very busy in 2004. The company spent a record $214 million on capital projects to upgrade, maintain and improve our system, which includes 9,100 kilometres of transmission line and 56,000 kilometres of distribution line.

ATCO Electric delivers safe, reliable electric energy to more than 182,000 customers in more than 238 communities, Aboriginal reserves and Métis settlements across northern and east-central Alberta. In 2004 we transmitted nearly 9.9 million megawatt hours of electricity.

Above all, ATCO Electric remains committed to the highest level of customer service. The company made impressive strides towards enhancing customer service by working with the Alberta Energy and Utilities Board (EUB) to set up processes and procedures to meet EUB service quality requirements.

One of the company's more significant projects in 2004 was the completion of the $99 million Dover-Whitefish transmission line that boosted electric energy transport capacity in northern Alberta by 250 megawatts – from 350 megawatts to 600 megawatts. In addition to being the third major line between Fort McMurray and Edmonton, three new substations were added to accommodate energy plants being built in conjunction with new oil sands projects in the region. The 350-kilometre transmission line was completed in record time amid great construction challenges including harsh temperatures, muskeg, and rugged terrain.

The project also showcased our commitment to protection of the environment. In an effort to return animals displaced by the transmission line construction, ATCO Electric built 70 furbearer houses from debris along the transmission line right-of-way. The piles of wood and branches provide shelter to wildlife affected by this project.

ATCO Electric hosted the second annual REA Conference for Rural Electrification Associations (REAs) in our service area. The conference served as an excellent forum for information sharing and relationship building. Relationships between ATCO Electric and REAs remain positive.

ATCO Electric also strengthened its relationships with Aboriginal people in 2004. In addition to working closely with several Aboriginal groups and contractors on the Dover-Whitefish transmission line, the company signed a partnership letter with Concordia University College. The partnership is aimed at working more closely with their Aboriginal University and College Entrance Program (UCEP) in Edmonton. We also signed an agreement with the Aseniwuche Winewak Nation (AWN) in the Northwest Region, outlining how we will work together in the future. AWN represents the interests of about 450 Aboriginal people who live on cooperatives north and west of Grande Cache.

The agreement paved the way for an opportunity to collaborate on an innovative, environmentally friendly solution to mechanical tree clearing. Aseniwuche Development Corporation, ATCO Electric and Parks Canada used logging horses to thin about 5.7 hectares of forest in an environmentally sensitive area in Jasper National Park. Under the direction of Parks Canada, the team cleared trees to reduce the risk of wildfire between an industrial plant and ATCO Electric's Palisades Plant. This work will help maintain the Town of Jasper's power supply in the event of uncontrolled wildfire in the area.

Photo: Safety is the number one priority at ATCO Gas. More than 1,800 dedicated ATCO Gas employees are committed to ensuring the natural gas system is safe and reliable. Nearly one million customers depend on ATCO Gas for their natural gas service everyday.


ATCO
ATCO
ATCO
ATCO
ATCO

In 2004 ATCO Electric marked the second year of a three-year project to remediate 77 operating and decommissioned isolated generation plant sites. With 21 sites now cleaned up, the project is now 70% complete. These sites will be available for future uses as they are restored to standards required for residential/parkland use, which are more stringent than requirements for commercial and industrial sites.

With most of customers now receiving actual meter readings every month thanks to automated meter reading devices, ATCO Electric found an opportunity to explore a new meter technology to help customers reduce electricity use and contribute to a cleaner environment.

ATCO Electric, in partnership with Natural Resources Canada and InfoEnergy, launched a pilot project to test smart metering in Drumheller and Grande Prairie in 2005. The pilot is the first of its kind in western Canada and allows customers to pre-purchase their electricity, load their credits into the smart meter, and use an in-home display unit to know exactly how much electricity they are using at any given time.

☐ ATCO'S NORTH OF 60 COMPANIES

Active economic activity was not limited to Alberta in 2004. ATCO Electric subsidiaries in Canada's North are experiencing steady growth driven largely by the diamond industry, renewed interest in gold exploration, increased government and retail activities and the potential of a Mackenzie Valley Pipeline.

Northland Utilities

Northland Utilities (NWT) in Hay River renewed its franchise agreement, while Northland Utilities (Yellowknife) Limited received a Public Utilities Board permit and license to convert Yellowknife's distribution system from 5 kV to 25 kV - an eight year, $17 million program.

Yukon Electrical

The Yukon Electrical Company has been providing electrical service to Yukoners for over a century. Chartered in 1901, Yukon Electrical has grown to serve 13,500 customers in 20 communities from south of the Yukon border to north of the Arctic Circle.

ATCO Gas

ATCO Gas kept pace with Alberta's expanding economy in 2004, spending a record $154 million on capital projects, adding 564,000 metres of pipe to the distribution system, bringing natural gas service to 26,580 new customers, and operating and maintaining more than 34,800 kilometres of distribution pipelines. As at December 31, 2004, the company was serving 914,347 customers in 291 communities throughout Alberta.

Franchise renewals were a priority in 2004 and ATCO Gas successfully renewed 61 franchise agreements, including the City of Edmonton, most using a template developed with the Alberta Urban Municipalities Association.

In 2004, ATCO Gas completed 591,934 jobs and 455,163 service calls for our customers. These jobs included equipment and appliance inspections, meter installations and moves, emergency response to gas odours and carbon monoxide, and requests to re-light appliances.

As the province's growth and demand for energy distribution continues to increase, ATCO Gas has responded by finding safe, reliable and efficient ways to meet the needs of customers.

ATCO Gas was the driving force behind the development of four-party trenching - a program that allows the four utility companies to install natural gas, electricity, telephone and cable mains and services into a single trench all at the same time.

ATCO Gas piloted this construction method in Calgary in the late 1990s, and although other areas of the province have since moved to four-party trenching, Calgary is the only major centre in Alberta where this construction method is the standard.

In 2004 all of Calgary's new residential subdivisions - about 8,500 lots - were completed using four-party trenching. Another 1,500 lots throughout the province were completed this way, mostly in Fort McMurray, Lethbridge and Grande Prairie.

The housing construction boom presented other challenges for ATCO Gas that were quickly addressed. For example, in the Southeast Planning Area of Calgary, Auburn Bay required gas

service by the end of 2004 while the community of Seton will require gas service in the summer of 2005. There were no gas mains in close proximity to these communities. As a result, neither temporary nor permanent gas service was available without the construction of a significant feeder main.

ATCO Gas responded with a $2.2 million project to extend a feeder main to Auburn Bay and Seton. The feeder main not only forms part of the long-term gas supply to the Southeast Planning Area, but provides a secondary gas supply to the community of Cranston, increasing the reliability of gas service to these customers. Construction began on October 22 and was completed on December 4, 2004.

The Meter Relocation and Replacement Program also continued in 2004. Over time the program will move 200,000 residential gas meters outside customers' homes and replace them as required in an effort to improve safety, efficiency, accessibility to meters, and meter reading accuracy.

In 2004, more than 16,000 meters were moved from inside customers' homes, bringing the total to nearly 33,000 meters moved since the program began in 2003. The program is expected to take eight more years to complete.

As ATCO Gas continued its focus on the safe, reliable delivery of natural gas, it also increased its attention on public safety programs to educate customers about the risks involved with living and working around natural gas. ATCO Gas continued its ongoing support and partnership with 'Alberta One-Call" to encourage customers to "Dig a Hole Lot Smarter" and have underground utilities properly marked before they do any digging.

Customers were also reminded to have their natural gas appliances inspected annually, and to check for uncapped gas lines around their homes and garages. In addition to advertising, ATCO Gas took the added step of working with moving companies, realtors, and appliance retailers to inform customers about uncapped lines. In 2004, customers were also informed about how to respond to gas odours and carbon monoxide leaks in their homes. Employee and customer safety will continue to be a company priority in the years ahead.

Another priority for ATCO Gas is to participate in innovative projects that deliver energy more efficiently and lower greenhouse gas emissions. In 2004, ATCO Gas saw its $1.2 million commitment to a hydrogen fuel cell research project at the Northern Alberta Institute of Technology (NAIT) make an immediate first impression.

The fuel cell is the first commercial high-voltage fuel cell in Canada. Not only does it supply 10% of NAIT's electricity requirements and heats the swimming pool and water for showers at its main Edmonton campus, it also provides a unique learning opportunity for the next generation of electrical and mechanical engineers.

Looking ahead, ATCO Gas continues to work with communities to invest and participate in other alternative energy projects in the province that involve district energy systems, fuel cells, and thermal energy.

ATCO Gas has a long history of safe and reliable service to its customers, and with its increasing interest in partnering on innovative energy projects, the company is well-positioned to be a key player in the development of energy distribution systems of the future.

CU Water

CU Water owns and operates a water transmission line from Sherwood Park, Alberta to Viking, Alberta. In addition, several lateral lines serve rural subdivisions and five intensive livestock operations. The Town of Tofield and the Town of Viking are two of the company's largest customers.

The company also owns and operates the water distribution system in the Village of Ryley and in 2004 completed the purchase of the water distribution system for the Village of Holden.

ATCO Pipelines

ATCO Pipelines operates a natural gas pipeline system of more than 8,330 kilometres connecting producers with Alberta markets and providing interconnections with all major export pipelines. With this significant infrastructure, ATCO Pipelines is well positioned to provide shippers access to markets of their choice.


5203
ATCO
Electric

Photo: ATCO Electric owns and operates a sprawling system of high and low voltage power lines that deliver electric energy to Alberta homes and businesses. ATCO Electric linemen receive specialized training to perform live-line work as a way of minimizing power interruptions for customers.

Alberta's robust economy helped ATCO Pipelines reach its highest level of capital expenditures in three years.

Continued oil sands development in the Fort McMurray region provided opportunities for ATCO Pipelines to expand its business in this market. ATCO Pipelines began supplying a new customer, Deer Creek Energy Limited, with volumes from the Muskeg River pipeline and is negotiating with other potential customers in the area.

ATCO Pipelines added new compression facilities to its system in 2004 to increase receipt transportation capacity and security of supply. Construction was completed on the Sturgis #2 compressor on the Ranfurly transmission pipeline and at Noel Lake on the Swan Hills transmission pipeline. A new compressor was also installed on the Alliance Pipeline transmission system north of Grande Prairie.

ATCO Pipelines built three new pipeline interconnections during 2004 to facilitate access to markets. Construction of two interconnections with Alliance Pipeline transmission system, one north of Grande Prairie and another at Irma was completed. An interconnection to ATCO Pipelines' Cardston transmission pipeline was also completed.

ATCO Pipelines' Integrity Program to ensure the ongoing safe operation and service reliability of the company's pipeline system continued in 2004. A relocation of a segment of the Jasper transmission pipeline in Jasper National Park to ensure security of supply to the Town of Jasper and other customers in the Park was completed. An exposed section of the Taber-Coutts transmission pipeline under the Chin Lake reservoir was replaced by directional drilling. Approximately 4 km of the Turner Valley transmission line, originally built in 1925, was replaced to ensure reliable natural gas



Photo: Lighting up the North – Christmas lights in downtown Yellowknife, NWT, symbolize ATCO's 'North of '60' companies' commitment to the north. Together, Northland Utilities and Yukon Electrical have over a century and a half of service to communities across the Yukon and NWT.

service to customers served by this pipeline. The Grande Cache transmission pipeline required relocation work to ensure the security of gas supply to the Town of Grande Cache. A 273 mm pipeline was also installed between the Dow Hydrocarbon and Dow Chemical plants in the Fort Saskatchewan area to provide customer requested security of supply for each site.

The capital phase of the Unaccounted For Gas (UFG) meter installation projects that began in 2001 was completed late in 2004. Approximately 1,200 new flow meters were installed between ATCO Pipelines' high pressure lines to ATCO Gas' intermediate pressure regulating stations. The Meter Installation Program was undertaken to provide custody, transfer-quality metering for the majority of loads delivered to ATCO Gas.

ATCO Pipelines received EUB approval for a new rate structure which was implemented November 1, 2004. The new rates are cost-based and provide competitive rate options to access both supply and markets on ATCO Pipelines' North and South systems. The prior rate structure was the result of negotiated agreements while the new rates represent the first extensively tested rate structure for ATCO Pipelines.

Continued strong oil and gas prices are stimulating new investment in oil sands development, conventional gas drilling and Coal Bed Methane (CBM) development, all of which provide opportunities for ATCO Pipelines. High gas prices for industrial customers, however, increase feedstock costs and reduce their competitiveness in the global marketplace, which increases ATCO Pipelines' risk of delivery market loss.

Forecast industrial growth in the Fort McMurray, Edmonton and Fort Saskatchewan regions, largely as a result of oil sands developments and associated refining requirements, will contribute to future growth in throughput on ATCO Pipelines system.

ATCO Pipelines signed an agreement in late 2004 to build a fifth interconnection with the Alliance Pipeline at Shell Creek which will connect ATCO Pipelines' Grande Cache transmission system to the Alliance Pipeline system. This project will require installation of a new compressor station in 2005.

ATCO Pipelines also signed agreements in 2004 to construct receipt meter stations and laterals in the Red Deer and Wetaskiwin areas to connect CBM production to the ATCO Pipelines transmission system. The high level of CBM development activity in these regions is forecast to accelerate in 2005. ATCO Pipelines will continue to pursue incremental receipt volumes associated with CBM development.

Custody transfer flow computers, required for customer load balancing, will be installed at 158 gate stations on the ATCO Pipelines' north system and 30 gate stations on the ATCO Pipelines' south system in 2005.

ATCO Pipelines continues to strongly support and be involved in environmental committees and initiatives through various industry associations including the Canadian Energy Pipeline Association (CEPA) and the Canadian Gas Association (CGA).

UTILITIES GROUP OPERATIONS

The Utilities Group remains committed to the communities we serve by operating regional offices and service centres throughout the province and through an active community involvement program. ATCO Gas built new service centres in Sherwood Park, Stony Plain and Hinton in 2004. A new service centre opened in Red Deer in March 2005.

Our commitment to operational excellence also includes two unique customer services: ATCO EnergySense and the ATCO Blue Flame Kitchen.

ATCO EnergySense is a well-established delivery agent for Natural Resources Canada's EnerGuide for Houses (EGH) energy audit program. The EnergySense experts also provide unbiased energy efficiency information and advice to Albertans.

In 2004, ATCO EnergySense performed 15,280 residential energy evaluations – nearly twice the number performed in 2003 and the highest of any other delivery agent in the country. They also completed 28 commercial evaluations.

The EGH program is also making a positive impact on the environment. Approximately 3,030 customer homes were retrofitted in 2004 based on ATCO EnergySense recommendations, resulting in a reduction of 9,600 tonnes of greenhouse gas emissions.

The ATCO Blue Flame Kitchen had another record-breaking year for cookbook sales with more than 40,000 copies of Romancing the Flame and A Holiday Collection cookbooks sold. In addition to being a regular feature in newspapers, on radio and on a popular, weekly noon-hour television program, the Blue Flame Kitchen also responded to more than 41,600 telephone inquiries from customers seeking cooking and household advice. The Blue Flame Kitchen website now contains more than 1,000 searchable recipes and home economy tips.

The Oracle Financials System, an integrated computer-based program, was successfully implemented in October 2004 to replace the aging legacy financial information system. Oracle will provide Utilities Group companies with greater efficiencies in managing financial information and business processes.

Moving forward, our utilities are well-positioned to focus on what they do best – safe, reliable delivery of natural gas, electricity and water.

Siegfried W. Kiefer
Managing Director, Utilities

Electric Power System



The Yukon Electrical Company Limited
Northland Utilities (NWT) Limited
Northland Utilities (Yellowknife) Limited
NORTHWEST TERRITORIES
Indian Cabins
Steen River
Peace Point
Fort Chipewyan
Garden Creek
Fox Lake
RAINBOW LAKE
High Level
Chinchaga
MUSKEG RIVER
Stowe Creek
Manning
Chipewyan Lake
FORT McMURRAY
BRITISH COLUMBIA
SASKATCHEWAN
McMAHON
Red Earth Creek
Fairview
Peace River
Spirit River
Wabasca
Little Horse
Fahler
POPLAR HILL
Narrows Point
Beaverlodge
High Prairie
VALLEYVIEW
Slave Lake
GRANDE PRAIRIE
Valleyview
STURGEON
PRIMROSE
Swan Hills
Cold Lake
Fox Creek
Bonnyville
Smoky Lake
Grande Cache
SCOTFORD
St. Paul
EDMONTON
Two Hills
Vegreville
Vermilion
Lloydminster
Palisades
Jasper
BATTLE RIVER
JOFFRE
Forestburg
Stettler
Castor
RED DEER
Consort
Three Hills
Hanna
DRUMHELLER
SHEERNESS
Oyen
CALGARY
McNeill DC Converter Station
MEDICINE HAT
OLDMAN RIVER HYDRO
LETHBRIDGE
MONTANA / USA

ATCO POWER PLANTS

Rainbow Lake
Muskeg River
McMahon
Primrose
Poplar Hill
Sturgeon
Valleyview
Scotford
Joffre
Battle River
Sheerness
Oldman River

- ▲ ATCO Electric Generating Stations
- △ ATCO Power Generating Stations Connected to Alberta Interconnected System (AIS)
- ◎ ATCO Power Hydroelectric Project
- ATCO Electric 240, 144, 72kV Transmission Lines
- Other 500, 240, 144, 72kV Transmission Line
- □ ATCO Electric Service Area
- ATCO Electric Division Office
- ○ ATCO Electric Service Point
- ATCO Interconnect Station to the Saskatchewan Grid

Natural Gas System



NORTHWEST TERRITORIES
ATCO Pipelines
TransCanada Pipelines
Alliance Pipeline
TransGas/Many Islands Pipelines
Other Pipelines
TransCanada Interconnect
Alliance Interconnect
Many Islands Interconnect
Receipt Meter Station
Compressor Station
Storage Facility
ATCO Gas Service Area
ATCO Midstream Integrated Gas System ·525 km Raw Gas Gathering System
ATCO Midstream Facilities
1 Cranberry Processing Complex · 124 mmcfd [Hydrocarbon Dew Point Control]
2 Puskwaskau Gas Plant · 21 mmcfd [Sour Gas Processing]
3 Widewater · 7 mmcfd [Hydrocarbon Dew Point Control
4 Carbondale Gas Plant · 55 mmcfd [Sour Gas Processing]
5 Fort Saskatchewan Ethane Extraction Plant · 37 mmcfd [Liquids Extraction]
6 Villeneuve Ethane Extraction Plant · 40 mmcfd [Liquids Extraction]
7 West Pembina Gas Plant · 145 mmcfd [Sour Gas Processing]
8 Golden Spike Gas Plant · 65 mmcfd [Sour Gas Processing and Liquids Extraction]
9 Edmonton Ethane Extraction Plant · 388 mmcfd [Straddle Plant]
10 Watelet Gas Plant · 21 mmcfd [Sour Gas Processing]
11 Kinsella Gas Gathering · 20 mmcfd [Gathering and Compression]
12 Empress · 1.1 Bcf [Straddle Plant]
13 Nottingham · 13 mmcfd [Solution Gas Gathering and Processing]
14 Legal · 20 mmcfd [Compressor Station]
15 Alexander · 15 mmcfd [Compressor Station]
BRITISH COLUMBIA
SASKATCHEWAN
FORT McKAY
FORT McMURRAY
WORSLEY
TAYLOR
HINES CREEK
GRIMSHAW
PEACE RIVER
FAIRVIEW
NAMPA
SPIRIT RIVER
FALHER
McLENNAN
EAGLESHAM
SEXSMITH
BEAVERLODGE
WEMBLEY
GRANDE PRAIRIE
VALLEYVIEW
SLAVE LAKE
SWAN HILLS
FOX CREEK
COLD LAKE
ARDMORE
GRANDE CACHE
WHITECOURT
MAYERTHORPE
CLYDE
LEGAL
REDWATER
ANDREW
ALEXANDER
ST. ALBERT
FORT SASKATCHEWAN
MUNDARE
VEGREVILLE
VERMILLION
EDSON
SPRUCE GROVE
EDMONTON
HINTON
DRAYTON VALLEY
NISKU
LLOYDMINSTER
VIKING
KINSELLA
WAINWRIGHT
JASPER
CAMROSE
WETASKIWIN
LOUGHEED
HARDISTY
RIMBEY
PONOKA
BASHAW
PROVOST
ROCKY MOUNTAIN HOUSE
RED DEER
CORONATION
INNISFAIL
TROCHU
OLDS
ACME
CARBON
DRUMHELLER
CROSSFIELD
AIRDRIE
BANFF
COCHRANE
ROCKYFORD
STRATHMORE
BRAGG CREEK
CALGARY
DUCHESS
OKOTOKS
BROOKS
HIGH RIVER
VULCAN
LOMOND
CLARESHOLM
MEDICINE HAT
NOBLEFORD
TABER
LOCATED in SE SASK
FORT MACLEOD
LETHBRIDGE
LUNDBRECK
FOREMOST
GLENWOOD
CARDSTON
MILK RIVER
COUTTS
WASHINGTON / USA
MONTANA / USA



The Companies in the Global Enterprises Group focus on workforce housing, industrial noise abatement, logistics, technologies, facility management and energy services.

Global Enterprises



ATCO LTD.
CANADIAN UTILITIES LIMITED
GLOBAL ENTERPRISES
LOGISTICS & INDUSTRIALS
ENERGY SERVICES & TECHNOLOGIES
ATCO FRONTEC
ATCO TRAVEL
ATCO MIDSTREAM
ASHCOR TECH.
GENICS
ATCO I-TEK
NASITTUQ
ATCO FRONTEC SERVICES
ATCO FRONTEC SERVICES (USA)
ATCO I-TEK BUSINESS SERVICES
TLI CHO LOGISTICS
TORNGAIT SERVICES
UQSUQ
ATCO NOISE MGMT
ATCO STRUCTURES
ATCO NOISE MGMT (USA)
ATCO STRUCTURES (USA)
ATCO STRUCTURES (AUSTRALIA)
ATCO EUROPE
TECNO FAST ATCO S.A.
ATCO STRUCTURES UK
LEGEND
CORPORATION
LIMITED PARTNERSHIP
DENOTES REPORTING STRUCTURE

◄ Photo: The Alaska Radar System is managed by ARCTEC Alaska, a joint venture created in 1994 between ATCO Frontec and Arctic Slope World Services. ARCTEC Alaska's contract, in place for up to ten years, is to operate and maintain 18 radar sites, ten of which are located above the Arctic Circle.



Photo: The Escondida oval office is a 9,420 sq.ft. permanent complex located in Antofagasta II Region, Chile. This project was built in the Tecno Fast ATCO manufacturing facility in Santiago, Chile and transported over 1,400 km to its final destination up in the Andes Mountains at an altitude of 12,000 feet above sea level.

ATCO has established many partnerships with Aboriginal groups based on mutual trust and respect.

LOGISTICS & INDUSTRIALS

ATCO Frontec

Achieving high performance ratings, expanding and strengthening existing projects, winning new business ventures and earning service excellence recognition from customers, resulted in a year of solid growth for ATCO Frontec.

Following a redefining in business focus, the company commenced 2004 with a growth strategy centred on two core competencies: site support services and facilities management.

Successful implementation centres on quality relationships. The success of those relationships was evident in May when the United States Air Force awarded ARCTEC Alaska (a ten year-joint venture partnership between ATCO Frontec and Alaska native-owned Arctic Slope World Services Inc.) the contract renewal for the Alaska Radar System. Since 1994, ARCTEC Alaska has operated and maintained 18 short and long range radars, scattered over 590,000 square miles of Alaska. The system monitors more than two million square miles for the Alaska North American Aerospace Defence Command (NORAD) region. The new contract, in place for up to ten years, is for the continued operation and maintenance of the electronics and support systems and the Maintenance Control and Communications Centre at Elmendorf Air Force Base in Alaska. Since the start, ARCTEC Alaska has consistently achieved high ratings for all evaluated areas of performance.

Since the late 1980s ATCO Frontec has established a number of partnerships with aboriginal groups throughout the North. Each of these partnerships is based on mutual respect and trust and is designed to build capacity within aboriginal communities through the transfer of technical and managerial skills. Tli Cho Logistics, a jointly owned corporation of ATCO Frontec and the Dogrib Rae Band in Yellowknife, continued to deliver site support services to a number of facilities in the Northwest Territories including the Diavik diamond mine, the Tundra Mine and remediation of the Colomac Mine.

ATCO Frontec's Northern Operations group, based in Yellowknife, NWT, provides a wide range of services to northern businesses and government. In 2004 the group successfully re-bid airport ground handling contracts in Yellowknife and Iqaluit and building and facility maintenance services in Eureka, and successfully negotiated a new contract to provide site support services to the Resolute Bay Airport.

The Western Operations group, based in Edmonton, Alberta, provides a wide spectrum of security services for commercial, industrial and residential clients; property management services and airport services. The group had a very successful year earning new technical services and security service contracts as well as establishing a new office in Fort McMurray, Alberta.

Several initiatives in other domestic business units also met with success through the retention and expansion of responsibilities at the operations level.

Activity levels at the Voisey's Bay nickel project in Newfoundland Labrador (N.L.) accelerated during the year and Torngait Services Inc., (TSI) a joint venture between the Labrador Inuit Development Corporation and ATCO Frontec, provided permanent accommodation facilities for the project's mine and concentrator operation in Labrador. TSI sub-contracted ATCO Kent Inc., a joint venture between ATCO Structures and Kent Homes, to manufacture the 115,000

square foot permanent facility. During the peak construction period at the mine site, TSI had up to 200 employees working on both the permanent accommodation project and the site services contract, including transporting personnel and material, operating and maintaining facilities, building construction camps, off-loading ships, maintaining roads and grounds, removing snow, and erecting the permanent camp. Deadlines were met and, in some instances, exceeded by TSI in a thorough, timely, and safe manner. Final installation of the permanent accommodation facility is expected by the end of March, 2005.

As part of an overall commitment to the Labrador Inuit Association, TSI successfully completed a summer training program to coincide with the permanent accommodation project. Eleven candidates received orientation training at manufacturing sites located at Bouctouche, N.B., and Debert, N.S., followed by on-the-job training at Voisey's Bay. TSI also formally opened a branch office in Nain, N.L., to enhance coordination and liaison with the Labrador Inuit communities. Other TSI achievements included the successful completion, in September, of an operating camp at Saglak, N.L., in support of a two-year PCB clean-up.

Internationally, ATCO Frontec's information systems technological support contract to the NATO Stabilization Force Organization (SFOR) based in Sarajevo and four remote locations in Bosnia and Croatia, completed a very successful first year of operation. This three year contract with two one-year extensions is achieving and exceeding requirements.

■ FUTURE OPPORTUNITIES

As part of the Global Enterprises Group of Companies, ATCO Frontec will take an active approach to site support services opportunities with ATCO Structures. Work continues on the positioning of the ATCO Group of Companies as participants in the gas pipeline projects unfolding in the North. ATCO Frontec's experience in delivering logistical and site support services in the North, combined with proven aboriginal training programs and long term aboriginal relationships, have significant value.

ATCO Structures

For more than 50 years, ATCO Structures has been supplying manufactured shelter products to more than 100 countries around the world. The company has manufacturing facilities in Canada, the United States, Europe, South America, and Australia.

■ ATCO Structures · CANADA

During 2004, ATCO Structures' Canadian division supplied workforce housing and modular building products to the mining, oil and gas, forestry, and commercial sectors. The economy continued to show strong improvement, with increased oil and gas exploration, drilling and record land sales.

ATCO Structures was awarded a contract by Nexen Inc. to supply camp facilities for 2,100 persons for the Long Lake project in the Athabasca Oil Sands region of northern Alberta. This contract includes the manufacture, transport, install and supply of site services for two camps, with each camp consisting of dormitories, kitchen/dining and recreation facilities, as well as an office complex. Other significant orders included the supply of base camps, drill camps, a mine dry office and a two-storey office complex, a kitchen/diner complex, and a treatment centre. ATCO Structures also successfully disposed of non-performing workforce housing.

In addition to workforce housing for remote locations, ATCO Structures operates a fleet of space rentals units, such as site offices, classrooms, lavatories and office complexes, which is realizing high utilization.

The 2005 market place for workforce housing and space rentals product appears strong. The workforce housing market is buoyant as a result of oil and gas exploration and mining, which has positively affected secondary markets such as housing and industrial development, providing a solid environment for ATCO's space rentals product. ATCO Structures' Canadian division is well positioned for 2005 and will focus on building on its solid reputation and recognition in the market.

■ ATCO Structures · UNITED STATES

ATCO Structures' manufacturing facility in Texas has completed nearly five years in operation and manufactures lease fleet and custom office products for U.S. space rental dealers and



Photo: Torngait Services Inc. (TSI) a joint venture between ATCO Frontec and the Labrador Inuit Development Corporation was awarded the contract to build the 115,000 square foot state-of-the art facility for 255 employees working at the Voisey's Bay site. The $23 million facility includes deluxe employee accommodation, kitchen and dining areas, recreation and lounge facilities as well as a gymnasium and squash court. TSI sub-contracted ATCO Kent Inc., a joint venture between ATCO Structures and Kent Homes to manufacture the facility with final installation to be completed in March 2005.

workforce housing accommodations for oil and gas projects in the United States and worldwide. In 2004, ATCO Structures (USA) Inc. obtained ISO 9001: 2000 certification, reinforcing ATCO's commitment to quality assurance.

ATCO Structures' U.S. operation manufactured more than 100 classroom complexes for the Texas and Louisiana marketplace, approximately 100 wellsite units for a number of drilling contractors in the United States, and two units that will be used in Antarctica. The United States operation manufactured and delivered a 40-person camp into Guatemala, for a gold mine operation. Several custom office complexes were also supplied to various dealers in the U.S. space rental market.

ATCO Structures · SOUTH AMERICA

Tecno Fast ATCO S.A. completed the manufacture, transport, install, and supply of site services on the $15.5 million Veladero hotel-style complex in remote Argentina. This camp accommodation for 550 mine operation personnel includes dormitories, offices, kitchen/dining and recreation facilities. Tecno Fast ATCO also completed a large permanent custom designed office, which was manufactured in our Santiago Chile plant, and transported more than 1,400 kilometres to its final destination in the Andes Mountains. An educational facility was also supplied to be used for mining and security training, continuing education and meeting rooms, all situated on a permanent campsite that houses more than 5,000 mine personnel.

Tecno Fast ATCO also operates a fleet of space rentals and workforce housing units, which is highly utilized. With anticipation of a stronger Chilean economy, gold and copper prices at their highest levels in several years and mining projects scheduled to go ahead, Tecno Fast ATCO is well positioned for future growth.

ATCO Structures · EUROPE

In 2004, ATCO Europe Ltd. had an active year, which included the supply of workforce housing products to eleven countries including Iraq, Kazakhstan, Hungary, Ukraine, Afghanistan, Algeria, Mongolia, Russia, Italy, Iceland, and Liberia. ATCO Europe was awarded several contracts for the design, engineering, manufacturing and installation of a 1,500 person construction camp for the Fjardaal Aluminum Project in Eastern Iceland.

ATCO Europe also completed several significant projects, including 775 accommodation units and relocatable Fold-A-Way metal buildings for military efforts in Iraq and Afghanistan. Projects also included five 50-person kitchens and 20 communication shelters in Liberia, a camp extension in Mongolia, and a 100-person base camp at a uranium mine in Kazakhstan.

The UK space rentals fleet grew significantly and a branch manager was hired to service northern England. ATCO Europe also re-certified to ISO 9001: 2000 in 2004, reinforcing ATCO's commitment to quality assurance.

Our European division is well positioned for 2005. The manufacturing facility in Budapest, Hungary will be productive with the ongoing Iceland project, a permanent accommodation/office complex destined for eastern Siberia, and various other projects. The outlook for the UK space rentals business is good. As well, several major projects are scheduled to proceed in key market areas providing ATCO Europe Ltd. with additional opportunities in 2005.

The Bechtel/Alcoa Fjardaal Aluminum Project in Eastern Iceland will be one of the most environmentally friendly and competitive aluminum production facilities in the world. The project is being executed to strict environmental standards with a project policy of zero waste to the landfill. ATCO Structures designed the camp to minimize the use of packaging materials and waste wherever possible. The minimal amount of waste generated is recycled or re-packaged for environmentally friendly disposal.

■ ATCO Structures · AUSTRALIA

ATCO Structures Pty Ltd has had excellent results and is continuing to grow its core space rentals and workforce housing businesses along the eastern seaboard states of Australia. All branch operations were focused and active in securing contracts and executing projects predominantly centred on the buoyant commercial, construction, and mining sectors. The company repeated a strong year based on the Australian domestic market and experienced its largest net growth in fleet since returning to Australia.

As well as a host of small to medium sized hire and sale projects in the construction, education, commercial and defence sectors that accounted for most of the company's success and energy in 2004, ATCO Structures also supplied accommodation facilities, including kitchen/diners, offices, recreation, and amenities to a number of major infrastructure projects in the domestic market. Many projects required full turnkey services incorporating design, manufacture, transport, and installation and supply of site services.

These projects included a 120 person camp at the Newcrest gold mine operation, a 180 person camp, and later three 50 person extentions for a dam construction project on the Burnett River, and a 200 person camp for the Xstrata mine, all in Central Queensland. ATCO Structures also supplied a 200 person camp, and later 100 person extension for Bechtel at Weipa, Queensland, expanding their bauxite mining operation. In addition, a 219 and 163 person camp were supplied to Abigroup near Rolleston, Central Queensland, which were used for construction of a rail link.

ATCO Structures Pty Ltd secured the contract to manufacture the majority of buildings for a 1,500 person camp required by Alcan for expansion of their alumina refinery at Gove in the Northern Territory. Production is currently underway at ATCO Structures' Brisbane and Townsville manufacturing facilities and will be completed mid 2005. A 175 person camp used for Foxleigh's coal mine operation upgrade at Middlemount will also be completed early 2005.

The current Australian market is strong and expected to remain so for the near future. Construction activity is poised for continued expansion through 2005, although the growth momentum is expected to ease by 2006. Infrastructure construction is expected to drive growth – underpinned by high levels of transport investment. Resource based construction is also set for solid growth fuelled by demand from China. Solid international opportunities for Australia also exist in both the short and longer term. The outlook for new projects in Indonesia and New Caledonia in particular looks strong.

ATCO Noise Management

ATCO Noise Management is a full service engineering and construction company that has been providing turnkey noise control for industrial facilities around the world since 1991. With 40 projects in 2004, ATCO Noise Management experienced the third best year in the company's history.

The need for electricity in the northeastern U.S. and California led to major projects for ATCO Noise Management.



Photo: ATCO Noise Management installed three acoustic wall and roof assemblies and an acoustically treated ventilation system for the turbine building, and the acoustic barriers around other equipment at the 860 MW Spalding Energy Facility in Lincolnshire, United Kingdom to meet noise control requirements for the facility.

Work began on a multi-million dollar contract to supply acoustical buildings, barriers and other noise attenuating components for the 500 megawatt first phase of the 1,000 megawatt Astoria Energy Center, the largest power plant to be built in New York City in a quarter century.

The company's newest project in California was the site assessment, design, supply and installation of noise attenuation for an existing waste-to-energy plant in Burbank, California. ATCO was recommended for this project because of its reputation. In the sensitive environment surrounding the plant, the owner was very concerned that the retrofit should be successful on the first attempt.

The retrofit sector continued to grow due to stricter enforcement of environmental regulations and increasing public awareness of noise pollution. Major retrofit projects were completed for Columbia Gas Transmission, TransColorado Gas Transmission, Reliant Energy, and Nova Scotia Power. In the latter part of 2004, ATCO was awarded the acoustical retrofit of an existing power unit on the island of Hawaii.

The company continued to expand its international presence by incorporating a subsidiary in Brazil and securing representation in Spain, Italy, and Israel, targeting active industries and contractors. This effort resulted in a major award from Bateman Eurasia GmbH for the design and supply of four turbine exhaust stacks and silencers to Kazakhstan.

ATCO Noise Management continues to provide operational excellence to the Original Equipment Manufacturer (OEM) market. In 2004, ATCO delivered acoustic enclosures to Siemens Westinghouse in Germany, Brazil, Italy and the U.S., to Petrotek in the Sakhalin Islands and to Rolls Royce in Xalapa, Mexico.

The acoustical consulting arm of ATCO Noise Management completed projects for the petrochemical, metal smelting, pipe manufacturing and bottling sectors, further assisting the company's diversification efforts. Several occupational noise studies for Alberta companies were conducted due to the province's new OH&S Regulations. These regulations call for "engineered noise controls," wherever possible, and represent a growth area for ATCO Noise Management.

ATCO Midstream's Gas Gathering and Processing Group continued to maintain a high standard in 2004 by operating its gas plants with an availability of 99%.

ENERGY SERVICES & TECHNOLOGIES

ATCO Midstream

ATCO Midstream provides energy services in gas gathering and processing, storage and natural gas liquids extraction to a broad customer base. The Company focuses on building long term relationships by providing customers with cost-effective, timely, integrated solutions. ATCO Midstream has ownership interest in 15 natural gas processing and compression facilities with owned or operated gross licensed processing capacity of 2,060 million cubic feet per day. The Company also owns and operates approximately 1,000 kilometres of raw natural gas pipeline. Established in 1992, ATCO Midstream has proven to be a reliable partner in today's energy industry by combining our strengths of experienced staff and commitment to meet individual needs of our customers.

☐ MIDSTREAM GROUP ACTIVITIES

ATCO Midstream's Gas Gathering and Processing (GG&P) Group continued to maintain a high standard in 2004 by operating its gas plants with an availability of 99%. In addition to increasing throughput at its Wolstitmor, Cranberry and Watelet facilities, the GG&P Group completed an extension of its gathering system in southeast Saskatchewan, which created another producing area to ensure a high level of throughput is maintained through ATCO Midstream's share of the Nottingham gas plant. The GG&P Group was also successful in 2004 in gaining full operatorship of the West Pembina gas plant, which significantly increased both the number of personnel within ATCO Midstream, as well as the total processing capacity for which ATCO Midstream is responsible. In 2005, the GG&P Group will focus on the infrastructure requirements of producers drilling for Coal Bed Methane, as well as greenfield or acquisition opportunities that complement our existing asset base.

Cost control, stronger natural gas liquids extraction margins, and increased facility throughput were the main drivers in the success of the Natural Gas Liquids (NGL) Group in 2004. The NGL Group is looking forward to pursuing the acquisition of existing NGL infrastructure in Alberta, as well as the development of new NGL facilities in producing regions with liquids-rich natural gas in 2005.

Storage and Energy Services' (S&ES) had a stronger year by providing customized services/products tailored to customers' needs. S&ES continues to balance regulatory, operations, credit and market volatility within ATCO Midstream's risk profile. In 2005, ATCO Midstream is evaluating suitable locations and reservoirs for a new commercial storage facility in Alberta.

☐ GOING FORWARD

ATCO Midstream will continue to pursue growth opportunities in its core business areas but will also position itself for growth in new geographic areas such as the Far North, East and West coasts. The company will be expanding its expertise to pursue projects in the heavy oil and natural gas from coal industries.

ATCO Midstream is well positioned to provide gathering and processing services to the Coal Bed Methane producer industry, which is in its infancy in Alberta. With a diverse asset base, an experienced and enthusiastic staff and an extensive project lead list, ATCO Midstream has significant growth potential.



Photo: The West Pembina Gas Plant is a large sour gas processing facility located west of Drayton Valley, Alberta. Operated by ATCO Midstream, the joint venture facility is licensed to process approximately 145 mmcfd of natural gas.

ATCO I-Tek

ATCO I-Tek delivers reliable large-scale customer care and technology solutions. In 2004 – a year of unprecedented change – the company's people, processes and technology proved they have the ability and agility to meet their clients' critical business needs.

ATCO I-Tek designed and implemented call centre and billing services for Direct Energy Marketing Limited (DEML), converted more than one million retail accounts, established new distribution-only services for ATCO Gas and ATCO Electric, and launched Oracle Financials, a complete financial solution for three ATCO companies.

At the same time, ATCO I-Tek maintained a diverse suite of fully-managed technologies; provided around-the-clock Information Technology (IT) support for more than 4,000 computers; and supported more than 700 desktop and 200 specialized business applications.

ATCO I-Tek also answered almost 2.6 million customer calls, produced more than 13.5 million utility bills and processed 11.3 million payments totaling $1.9 billion.

After signing a 10-year agreement with DEML, North America's largest energy retailer, ATCO I-Tek began providing retail customer care services for its first major external client on May 4, 2004.

To meet the requirements of Alberta's new utility model, ATCO I-Tek designed and built a new Customer Information System with retail capabilities, and re-configured the Distribution Customer Care Information System serving ATCO Gas and ATCO Electric. The world-class proprietary systems handle more than two million retail and distribution customer accounts – double what ATCO I-Tek managed before the transfer of ATCO Gas' and ATCO Electric's retail energy supply business to DEML.

ATCO I-Tek also provided retail and distribution training for more than 500 employees; created manual and automated controls to protect client data; customized hundreds of processes, policies, procedures and training resources; and expanded its call centre operations from three to five independent call centres.

In the months before and after the transition, ATCO I-Tek worked closely with DEML, ATCO Gas, and ATCO Electric to ensure a smooth, convenient conversion for customers. According to a customer satisfaction survey conducted just six months after the conversion, more than 86% of customers were satisfied or extremely satisfied with the quality of service they received when they called the regulated retail call centre.

ATCO I-Tek successfully implemented Oracle Financials for ATCO Electric, ATCO Gas and ATCO Pipelines. The largest system integration project in ATCO's history was delivered on time, on budget, and with no significant operational disruption.

The major undertaking involved adapting the financial software to meet the complex regulated business needs of the Utilities Group; converting 235,000 inventory items, projects, assets and general ledger codes; installing the software on more than 800 workstations and upgrading another 600 workstations. In the first six weeks using Oracle, the Utilities Group processed more than $130 million in payments and purchase orders.

Building on a year of unprecedented change and achievements, ATCO I-Tek is well positioned for future growth and success.

ATCO Travel

In 2004, ATCO Travel continued its leadership as a full service Travel Management Company for corporate clients, the general public, and the ATCO Group of Companies.

ATCO Travel maintained solid growth in new business opportunities, opening new offices in Fort McMurray, Alberta and Ottawa, Ontario, in addition to renewing its affiliation with TSI Travel (a joint venture between ATCO Frontec and Labrador Inuit Development Corporation) in St. Johns, Newfoundland.

ATCO Travel also increased the number of independent vacation agents who operate under ATCO Travel's banner by 70% in 2004, bringing additional revenue to the company as well as improving our negotiating power with large industry suppliers.

Corporate account growth targets for 2004 were reached towards the end of the year with a significant contract awarded to perform both commercial and charter aircraft management on behalf of a large oil and gas company. This contract allows ATCO Travel to perform an expanded role in terms of logistical management for air and ground coordination on behalf of the customer as opposed to just commercial airline bookings. This new account bodes well for ATCO Travel's continued account expansion in the same area, complementing the opening of a travel office in Fort McMurray.

Again in 2004, ATCO Travel was able to re-sign all major accounts to new agreements prior to the end of the year, ensuring continued demand from these accounts, and delivering high-end customer service throughout 2005.

In 2005, ATCO Travel will expand its four key service delivery models, Corporate Management, Vacation Services, Groups and Meeting Planning, and Air Charter programs.

Genics

Genics Inc. develops, manufactures and markets innovative environmentally safe wood preservation products for utility, commercial, and residential markets throughout North America. Genics serves many Canadian utility companies providing both inspection service and wood preservation treatment that extends wood pole asset life.

The utility adoption of Genics' environmentally responsible and user/public safety wood preservatives continued in North America with significant projects awarded in Alberta, in Missouri and Illinois, and throughout the United States. There has been some interest expressed in the Genics product lines

internationally and Genics will evaluate the challenges of getting preservative product labels into these jurisdictions.

Genics has also filed patents for liquid and solid wood preservatives that have attributes protecting engineered wood and lumber against attack by mold, decay, termites, and insects.

ASHCOR Technologies

ASHCOR Technologies had a very successful year in 2004 marketing coal combustion products from ATCO Power's coal-fired generating stations in Alberta. The predominant product marketed is fly ash, the non-combustible residue remaining after coal is consumed in a power plant furnace. It is designated a supplementary cementing material by the Canadian Standards Association. Its primary use is as a partial replacement for cement powder in concrete products and in oil well cements. Replacement of Portland Cement by fly ash, a by-product, reduces Green House Gas (GHG) emissions.

Since its inception in 1998, ASHCOR has established itself as a premier supplier to the construction and oilwell drilling markets in western Canada.

ASHCOR continues to pursue research and development of value-added products derived from coal combustion products.

Michael M. Shaw
Managing Director, Global Enterprises

Photo: In 2004 ATCO I-Tek produced more than 13.5 million utility bills, processed 11.3 million payments and answered almost 2.6 million customer calls. Katherine Dallinger is one of the many friendly and helpful customer care specialists who assist customers in ATCO I-Tek's five call centres.





Since 1998, ATCO Power and its partners have invested $1.1 billion and added 1,100 MW of electricity supply to the Alberta grid.

Power Generation


ATCO LTD.
CANADIAN UTILITIES LIMITED
CU INC.
POWER GENERATION
ATCO RESOURCES
ATCO POWER
ALBERTA POWER (2000)
ATCO POWER CANADA
ATCO POWER AUSTRALIA
ATCO POWER GENERATION
ATCO POWER ALBERTA
THAMES POWER
THAMES VALLEY POWER
BARKING POWER
THAMES POWER SERVICES

Photo: ATCO Power owns and operates the 670 MW coal-fired Battle River Power Plant located in central Alberta near Forestburg.

The Power Generation Group combines the independent power plants built and operated by ATCO Power with the formerly regulated legacy plants in Alberta previously owned and operated by ATCO Electric.

POWER GENERATION GROUP

ATCO Power

The Power Group has operations in Canada, the United Kingdom and Australia and is an acknowledged leader in developing, constructing and operating environmentally progressive natural gas fired plants. 2004 was a challenging year for the Power Generation Group as low power prices and drought in Alberta, the addition of five new operating plants and continued uncertainty in the United Kingdom (U.K.) related to the TXU bankruptcy, counter-balanced some outstanding achievements in other areas.

■ ATCO Power - CANADA

ATCO Power is well positioned to maintain its rank as a leading Canadian-based independent power producer. At the end of 2004, the Power Generation Group operated a portfolio of 19 plants with a combined capacity of over 4,800 MW, and has a total ownership interest of 2,700 MW in these plants. ATCO Power has a wide portfolio of efficient generating assets, with the vast majority of electric and steam output sold under long-term contracts and financed with fully amortizing long-term non-recourse loans. Performance at the 19 power plants operated by the Power Generation Group was strong in 2004, reflecting a shift in focus from development to operational excellence as the new plants were brought to full operation.

The 580 MW natural gas-fired combined-cycle Brighton Beach generating plant in Windsor, Ontario was commissioned in July 2004. The start-up and commissioning of this plant was achieved on a very tight schedule - an outstanding achievement given the complex nature of this large power plant. ATCO Power and its partner, Ontario Power Generation Inc., sell all of the output from this plant under a long-term energy conversion agreement signed in November 2001 with Coral Energy.

2004 was the first full year of operation for four power plants commissioned in 2003. The 260 MW Cory Cogeneration Plant near Saskatoon supplies steam to the Potash Corporation of Saskatchewan and electricity to SaskPower Corp. This facility is 50% owned by ATCO Power and 50% by SaskPower International and operated efficiently throughout 2004.

The Scotford Cogeneration Plant and the Muskeg River Cogeneration Plant operated well throughout 2004. Scotford produces 170 MW and is owned 100% by ATCO Power, while the 170 MW Muskeg River plant is owned 70% by ATCO and 30% by SaskPower International. These plants supply steam and power, respectively, to the Scotford Upgrader located near Fort Saskatchewan and to the Muskeg River Mine, located near Fort McMurray. Electricity not sold on site is sold to the market through the Alberta Electricity System Operator.

The 32 MW Oldman River project, owned 100% by ATCO, produced energy throughout 2004. The Piikani Nation retains the option to purchase a 25% ownership interest in this plant.

The Power Industry in Alberta, which was deregulated in 2001, continued to function with excess supply in 2004 which created downward pressure on Power Pool Prices. The Power Generation Group has been working constructively with other industry participants and the government to address the structural issues in the Alberta Market to reduce volatility to the consumer while producing a fair return on investment for the generators. Since 1998, ATCO Power and its partners have invested $1.1 billion and added 1,100 MW of supply to the Alberta Grid.

The Power Generation Group's largest power plants in Alberta, both coal-fired and referred to as "Legacy Plants",

are the Battle River Generating Station and the Sheerness Generating Station. The Battle River facility, located near Forestburg and owned 100% by ATCO Power, generates 670 MW of electricity. The Sheerness plant, located near Hanna and owned 50% by ATCO Power, generates 760 MW of electricity. Following deregulation in 2001, the output from these two plants is sold under long term power purchase arrangements. Both plants are operated by ATCO Power and achieved high availability during 2004 despite difficult conditions caused by severe drought conditions.

ATCO Power · UNITED KINGDOM

ATCO Power's principal U.K. asset is the 1,000 MW gas-fired Barking Power combined-cycle plant located in east London. The company is the operator of the plant and has a 25.5% equity interest. ATCO Power continues to work to resolve the difficulties created in 2002 when one of the shareholders/ offtakers of Barking Power Limited, TXU Europe, filed for bankruptcy. On January 28, 2005, TXU creditors approved the Company Voluntary Arrangements (CVA) which included Barking Power Limited's claim for compensation. The impact of the CVA will not be known until the first half of 2005.

The 100% owned Heathrow plant continued to achieve high levels of operational effectiveness in 2004.

ATCO Power · AUSTRALIA

ATCO Power's two plants in Australia, the 180 MW Osborne cogeneration plant near Adelaide, and the 33 MW Bulwer Island cogeneration plant in Brisbane, continued to perform well and met the requirements of the long-term power supply and steam agreements. Both plants are jointly owned with Origin Energy.

In all three jurisdictions, we have strong management and operation teams dedicated to enhancing our effectiveness and capturing new expansion opportunities in the future.

Gerry W. Welsh
President & Chief Operating Officer
Power Generation

Photo: The 580 MW Brighton Beach Power Plant located in Windsor, Ontario was commissioned in July 2004.


BRIGHTON BEACH
ATCO Power
ONTARIO POWER

Environment Report



Photo: One of ATCO Electric's innovative, environmentally-friendly solutions replaced traditional mechanical tree clearing in a sensitive area of Jasper National Park. Aseniwuche Development Corporation, ATCO Electric and Parks Canada used logging horses to thin about 5.7 hectares of forest.

ATCO Group in 2004 again showcased environmental stewardship both through "operational excellence" within its companies and the implementation of innovative programs to reduce emissions and enhance environmental protection.

Working hand-in-hand with the diverse communities it serves, ATCO ensures that environmental protection and enhancement are integral to our business processes. ATCO companies in 2004 participated in scores of initiatives, from grassroots toxic roundups and community cleanups to the development of progressive facilities and the funding of advanced technologies.

Of special note, ATCO Gas was nationally recognized at Canada's Climate Change Seventh Annual Leadership Awards for cutting Greenhouse Gas Emissions to almost 50% below 1990 levels.

ATCO Gas also received Honourable Mention in the Oil and Gas - Pipelines and Natural Gas Distribution category for successfully reducing emissions by 6,040 tonnes or 13.3 million pounds of carbon dioxide equivalent from 1990 levels.

■ NAIT HYDROGEN FUEL CELL PROGRAM

ATCO Gas participates in innovative projects to deliver energy more efficiently and to lower greenhouse gas emissions, including a $1.2 million commitment to a hydrogen fuel cell research project at the Northern Alberta Institute of Technology.

The project, the first commercial high-voltage fuel cell in Canada, now supplies 10% of the school's electricity requirements and heats the swimming pool and water for showers at its main Edmonton campus. The fuel-cell project also provides a unique learning opportunity for the next generation of engineers.

■ NATURAL GAS VEHICLES

In Banff National Park, Parks Canada continued to switch some of its vehicles to low-emission natural gas fuel, taking advantage of a new refueling station built by ATCO Gas in the town of Banff.

■ OKOTOKS SOLAR HEATING SYSTEM

ATCO Gas is participating in North America's first large-scale solar heating system in the town of Okotoks, Alberta. The system

will collect thermal energy from 800 solar panels mounted on garage roofs of residential homes and transfer it to underground storage. The storage temperature increases during the summer so that during the winter season, the thermal energy is retrieved and distributed through a central heating system to homes in the community. ATCO Gas will manage the construction of the heating system and will operate and maintain it.

■ ATCO ENERGYSENSE

ATCO EnergySense carries out Natural Resources Canada's EnerGuide for Houses (EGH) energy audit program, and provides unbiased energy efficiency information and advice to Albertans. In 2004 ATCO EnergySense led all Canadian EnerGuide agents in rigorously undertaking more than 15,000 residential energy evaluations to help homeowners reduce energy consumption.

The total number of residential evaluations in 2004 was almost double the number of audits performed in 2003. Approximately 3,030 homes were renovated in 2004 based on ATCO EnergySense recommendations, resulting in an additional reduction of 9,600 tonnes of Greenhouse Gas Emissions. The number of major commercial evaluations also increased by 40%.

■ ATCO ELECTRIC SITE REMEDIATION PROGRAM

ATCO Electric marked in 2004 the second year of a three-year project to reduce its ecological footprint and to remediate 77 operating and decommissioned isolated generation plant sites. With 21 sites now restored to natural state, the massive reclamation project is now 70% complete. These sites will be available for future use as they are restored to the stringent standards required for residential or parkland use.

ATCO Electric's 350 km Dover-Whitefish transmission line in northern Alberta showcased exceptional environment stewardship. ATCO Electric built 70 new homes for wildlife from debris along the transmission line right-of-way. Piles of wood and branches were turned into furbearer shelters, erected to enhance wildlife habitat.

ATCO Electric was able to use knowledge gained from the project to develop new initiatives, including in Jasper National Park where innovative, environmentally-friendly solutions replaced traditional mechanical tree clearing. Aseniwuche Development Corporation, ATCO Electric, Terasen Pipelines and Parks Canada used logging horses to thin about 5.7 hectares of forest in an environmentally-sensitive area in Jasper National Park.

■ ATCO STRUCTURES

The Bechtel/Alcoa Fjardaal Aluminum Project in Eastern Iceland will be one of the most environmentally friendly and competitive aluminum production facilities in the world. The project is being executed to strict environmental standards with a project policy of zero waste to the landfill. ATCO Structures designed the camp to minimize the use of packaging materials and waste wherever possible. The minimal amount of waste generated is recycled in Iceland, or re-packaged into containers for export off the island for environmentally friendly disposal or re-use in Europe.

■ ATCO POWER

The opening of the 580-megawatt Brighton Beach Power Plant near Windsor, Ontario provides access to new electricity at 65% less Greenhouse Gas emissions when compared to conventional coal-fired generation. The state-of-the-art, natural gas fired plant also produces only traces of sulphur.

■ ATCO NOISE MANAGEMENT

ATCO Noise Management is employing its proprietary advanced technology to silence noise at the largest new power plant to be built in New York City in over a quarter century. Noise generated at the plant will meet a target of 41 dBA – equivalent to the noise heard in a library – at the nearest of seven measuring points

■ ATCO FRONTEC

Significant changes to existing health, safety and environment processes are underway. A newly created team of professionals has been established to update existing programs to stringent international standards and an internal committee has developed a leading edge information toolkit which has been distributed to all project supervisors.

Your Community



Photo: ATCO Gas, the longest serving corporate sponsor at the Calgary Stampede, sponsors the Lost Kids program which tags children on the grounds. ATCO Structures provides the Lost Kids unit where children can stay and play in a safe atmosphere until their parents are found.

ATCO Group is firmly committed to improving the quality of life in communities around the world where our employees work and live. Each year, our companies support hundreds of community initiatives, both large and small, through financial contribution and volunteer effort.

ATCO respects and supports the important role local endeavours play in creating vibrant communities. ATCO believes in supporting a wide variety of programs that our thousands of employees care about.

ATCO Group focuses support in five core areas: arts and culture, community development, youth and education, sports and recreation, and health and welfare. Many of our initiatives bridge several areas creating even more lasting impact.

Additionally, opportunities are provided for employees to designate their personal charitable donations to specific health and welfare organizations with ATCO matching their contributions.

ATCO also provides incentives to employees who volunteer their time to enrich community life. In 2004, employees in the Utilities Group alone volunteered more than 36,000 hours in their communities.

From capital donations to hospitals and educational institutions across Alberta, to supporting leading development programs such as the Duke of Edinburgh Awards and the ATCO Tyrrell Learning Centre in Drumheller, ATCO demonstrates support that enriches communities.

■ **SPORTS AND RECREATION**

Several ATCO companies jointly sponsored and participated in the Arctic Winter Games in Fort McMurray. ATCO Plaza was the gathering place for thousands of athletes, judges, spectators, dignitaries and entertainment for the opening and closing ceremonies, nightly medal presentations, evening concerts and cultural events.

ATCO again supported the province-wide Alberta Games program as it has done since 1988. In 2004 our companies were at the Winter Games in Peace River, and at the Summer Games in Okotoks, High River and the MD of Foothills.

■ **YOUTH AND EDUCATION**

At the National Aboriginal Achievement Foundation's Aboriginal Youth Career Fair in Edmonton, ATCO Gas, ATCO Electric, ATCO Frontec, ATCO I-Tek and Northland Utilities Limited either sponsored booths or speakers as more than 1,800 Aboriginal youth from western Canada explored career options.

ATCO I-Tek donated 1,000 computers, 843 monitors and 96 printers to the Alberta Computers for Schools program in 2004, bringing to more than 6,000 the pieces of equipment given in the last three years.

■ **ARTS AND CULTURE**

At the Northern Alberta International Children's Festival in St. Albert, ATCO Gas was a Platinum Sponsor, delivering programs such the ATCO Gas Creative Spark Outdoor Stage and co-presenting the Optimist Blue Flame Pancake Breakfast. As it has done since 1996, ATCO also sponsored the Calgary International Children's Festival.

■ **COMMUNITY DEVELOPMENT**

Edmonton's Centennial Legacy Project - Sir Winston Churchill Square - was an important project for the City of Edmonton as it celebrated its 100th anniversary in October, 2004. ATCO Gas prominently supported the Sir Winston Churchill Square Redevelopment Legacy project.

The annual ATCO Gas Charity Golf Classic at the Edmonton Golf and Country Club raised $24,000 in support of Crime Stoppers Association of Edmonton and Northern Alberta programs and services. This is the seventh year ATCO Gas has hosted this tournament and the third year we've partnered with Crime Stoppers.

ATCO Gas and the Calgary Zoo opened a new habitat for North America's smallest and scarcest wild canine – the swift fox, whose fragile and endangered existence is now making a comeback in western Canada.

■ **HEALTH AND WELFARE**

ATCO Pipelines employees volunteered time by participating in Habitat for Humanity projects in Edmonton and Calgary as well as other community organizations such as the Calgary Drop-in Centre.

ATCO Midstream's employees have displayed an exceptional spirit of giving in the communities where the company operates — Edmonton, Medicine Hat and Calgary. Building on 2003, when the company was the recipient of the "Award of Excellence" given by the United Way, ATCO Midstream was the 2004 recipient of the United Way Platinum award of excellence for generous leadership.

ATCO I-Tek's United Way employee campaign resulted in a 28% increase over the company's 2003 total contribution.

Through their employee charitable donation programs, ATCO Gas and ATCO Pipelines' Employee Community Service Fund (ECSF) and ATCO Electric's Employee Community Health and Welfare Organization (ECHO), and the companies matching dollars, ATCO Gas, ATCO Pipelines and ATCO Electric contributed more than $1,000,000 to charities across Alberta in 2004.

ATCO LTD. FINANCIAL ACHIEVEMENTS IN 2004

- Earnings per share increased to $5.35 from $4.39 in 2003.
- Dividends paid per Class I and Class II share increased by $0.12 to $1.40 from $1.28 in 2003.
- Earnings increased by $28.7 million to $159.4 million compared to $130.7 million in 2003.
- Return on common equity was 13.4% compared to 12.0% in 2003.
- Total assets increased by $422 million to $7.0 billion compared to $6.6 billion in 2003.
- Long term debt increased by $374 million to $2.2 billion.
- Non-recourse long term debt decreased by $49 million to $900 million.
- Share owners' equity increased by $113 million to $1.2 billion compared to $1.1 billion in 2003.
- Cash flow from operations increased by $30.7 million to $604.3 million.
- Capital expenditures were $611 million in 2004 compared to $540 million in 2003. Over the previous five years, capital expenditures averaged $629 million per year.
- ATCO issued $480 million of debentures and $69 million of other debt in 2004. ATCO redeemed $100 million of debentures and $71 million of other debt in 2004.
- Non-recourse long term debt of $12 million was issued in 2004 for the Brighton Beach Power Project; ATCO redeemed $55 million of non-recourse long-term debt in 2004.

Earnings Attributable to Class I and Class II Shares
(Millions of Canadian Dollars)


$200
150
100
50
0
00
01
02
03
04
Gain on Transfer of Retail Energy Supply Businesses
Gain on Sale of Viking-Kinsella Property

Earnings Per Class I and Class II Share
(Canadian Dollars)


$6.00
5.00
4.00
3.00
2.00
1.00
0.00
00
01
02
03
04
Gain on Transfer of Retail Energy Supply Businesses
Gain on Sale of Viking-Kinsella Property
Earnings Retained per Share
Dividends Paid per Share

Purchase of Property, Plant and Equipment
(Millions of Canadian Dollars)


$6000
5000
4000
3000
2000
1000
0
$900
800
700
600
500
400
300
200
100
0
00
01
02
03
04
Net Book Value
Capital Expenditures

Capitalization
(Millions of Canadian Dollars)


$5000
4000
3000
2000
1000
0
00
01
02
03
04
Debt
Preferred Shares
Notes Payable
Equity

CONSOLIDATED FIVE YEAR FINANCIAL SUMMARY

(Millions of Canadian dollars, except as indicated)		**2004**	2003	2002	2001	2000
EARNINGS						
Revenues		**3,349.1**	3,929.7	3,196.3	3,767.8	3,077.4
Operating expenses (1)		**2,393.6**	3,024.9	2,352.9	2,908.7	2,206.1
Depreciation and amortization (1)		**311.1**	285.0	256.6	259.2	255.5
Interest		**215.5**	198.9	189.2	203.2	200.1
Dividends on preferred shares		**-**	-	-	8.9	17.9
Interest and other income		**(96.2)**	(36.1)	(136.7)	(45.9)	(34.0)
Income taxes (1)		**172.4**	159.6	196.8	175.0	193.6
Dividends on equity preferred shares		**8.6**	8.6	8.6	4.1	-
Non-controlling interests (1)		**184.7**	158.1	165.6	130.6	125.8
Earnings attributable to Class I and Class II shares (1)		**159.4**	130.7	163.3	124.0	112.4
SEGMENTED EARNINGS						
Utilities (2)		**87.4**	62.9	92.2	51.8	56.3
Power generation (1)		**39.7**	48.9	38.1	52.0	57.6
Global enterprises (1) (2)		**38.1**	29.1	23.6	18.0	11.2
Industrials		**14.1**	2.6	11.0	13.9	5.2
Corporate and other/eliminations (1) (2)		**(19.9)**	(12.8)	(1.6)	(11.7)	(17.9)
Earnings attributable to Class I and Class II shares (1)		**159.4**	130.7	163.3	124.0	112.4
BALANCE SHEET						
Property, plant, and equipment		**5,407.7**	5,155.0	4,973.8	4,612.8	4,189.5
Total assets		**7,039.5**	6,617.8	6,427.9	5,866.8	5,850.3
Capitalization:						
Notes payable		**-**	-	-	4.6	197.1
Long term debt		**2,215.3**	1,841.6	1,936.0	1,883.0	1,897.2
Non-recourse long term debt		**899.7**	948.2	956.4	770.4	374.5
Preferred shares		**-**	-	-	-	300.0
Equity preferred shares		**150.0**	150.0	150.0	150.0	-
Share owners' equity (1) (3)		**1,244.6**	1,131.7	1,043.1	909.3	820.4
Total capitalization		**4,509.6**	4,071.5	4,085.5	3,717.3	3,589.2
CASH FLOWS						
Operations		**604.3**	573.6	544.1	576.5	519.6
Purchase of property, plant and equipment		**610.9**	539.6	649.2	842.5	502.5
Financing (excluding Class I and II dividends)		**237.2**	(87.4)	340.1	(101.2)	131.3
Class I and II dividends		**41.7**	38.1	34.6	30.9	27.3
CLASS I & II SHARES						
Shares outstanding at end of year (3) (thousands)		**29,896**	29,796	29,817	29,733	29,722
Return on equity (3)		**13.4%**	12.0%	16.7%	14.3%	14.4%
Earnings per share (3) ($)		**5.35**	4.39	5.48	4.17	3.78
Dividends paid per share (3) ($)		**1.40**	1.28	1.16	1.04	0.92
Equity per share (3) ($)		**41.63**	37.98	34.98	30.58	27.60
Stock market record - Class I Non-Voting shares ($)	High	**59.00**	50.00	55.00	54.00	48.00
	Low	**45.65**	41.08	40.05	40.50	27.50
	Close	**58.50**	48.00	43.00	46.75	46.65
Stock market record - Class II Voting shares ($)	High	**59.50**	49.25	55.00	52.70	48.00
	Low	**46.00**	41.65	41.00	42.00	28.60
	Close	**57.75**	48.31	43.35	47.00	46.85

(1) *Figures for 2000-2003 have been restated for the retroactive changes in method of accounting for asset retirement obligations and stock options.*
(2) Segmented earnings for 2000-2003 have been restated to reflect changes to the management reporting structure announced in August 2004.
(3) Includes Class I Non-Voting shares and Class II Voting shares.

(Millions of Canadian dollars, except as indicated)	2004	2003	2002	2001	2000
Utilities					
Natural gas operations					
Purchase of property, plant and equipment	**154.3**	141.0	103.1	84.6	87.6
Pipelines (thousands of kilometres)	**34.8**	34.2	33.7	33.5	33.5
Maximum daily demand (terajoules)	**2,049**	1,831	1,670	1,470	1,737
Natural gas sold (1) (petajoules)	**103**	198	201	187	209
Natural gas transported (1) (petajoules)	**120**	32	31	22	18
Total system throughput (petajoules)	**233**	230	232	209	227
Average annual use per residential customer (gigajoules)	**134**	134	136	131	148
Degree days - Edmonton (2)	**3,985**	4,245	4,274	3,661	4,210
- Calgary (3)	**3,978**	4,291	4,470	3,994	4,441
Customers at year-end (thousands)	**914.3**	887.8	862.0	837.7	816.1
Electric operations					
Purchase of property, plant and equipment	**223.4**	171.6	162.4	154.2	114.5
Power lines (thousands of kilometres)	**68.0**	67.0	67.1	64.2	58.6
Electricity distributed (millions of kilowatt hours)	**9,910**	9,768	10,224	10,108	10,392
Average annual use per residential customer (kWh)	**7,475**	7,261	7,445	7,270	7,444
Customers at year-end (thousands)	**206.2**	202.3	197.8	192.0	191.0
Pipeline operations					
Purchase of property, plant and equipment	**47.9**	33.6	47.3	77.4	63.5
Pipelines (thousands of kilometres)	**8.3**	8.3	8.3	8.2	7.9
Contract demand for pipelines system access (terajoules/day)	**4,606**	4,599	4,890	4,876	4,559
Power Generation					
Purchase of property, plant and equipment	**87.4**	152.7	289.0	464.0	182.7
Generating capacity (thousands of kilowatts)	**2,695**	2,561	2,110	2,110	732
Global Enterprises					
Purchase of property, plant and equipment	**14.5**	15.5	11.5	34.5	30.1
Natural gas processed (Mmcf/day)	**427**	399	420	429	366
Natural gas gathering lines (kilometres)	**1,000**	1,000	940	940	670
Industrials					
Purchase of property, plant and equipment	**57.4**	22.7	26.4	25.6	23.8
Workforce housing lease fleet (units in thousands)	**2.3**	1.9	1.8	1.6	2.3
Workforce housing lease fleet utilization (%)	**62**	47	52	61	61
Space rental lease fleet (units in thousands)	**6.2**	5.2	4.4	3.5	2.9
Space rental lease fleet utilization (%)	**84**	80	76	83	81

(1) Effective May 2004, with the transfer of the retail energy supply businesses, ATCO Gas' existing sales service customers became transportation service customers.
(2) Degree days - Edmonton - are defined as the difference of the mean daily temperature from 14.5 degrees Celsius.
(3) Degree days - Calgary - are defined as the difference of the mean daily temperature from 15.5 degrees Celsius.

William L. Britton, Q.C. (1) (4)
Partner, Bennett Jones LLP and Vice Chairman, ATCO Ltd.
Calgary, Alberta



Mr. Britton is a Partner at Bennett Jones LLP, Calgary, Alberta, and Vice Chairman of the Board for ATCO Ltd. and Canadian Utilities Limited. He was Chairman and/or Managing Partner of Bennett Jones during the period from 1981 to 1997. Mr. Britton was first elected to the Board of Directors of ATCO Ltd. in September 1975 and became a Director of Canadian Utilities Limited in June 1980. Mr. Britton is Chairman of the ATCO and CU Corporate Governance Committee (GOCOM). He is also a Director of Akita Drilling Ltd., Forest Oil Ltd., Denver Broncos Football Club, Hanzell Vineyards Ltd., Geary-Market Investment Company Ltd., The Yukon Electrical Company Limited, Barking Power Limited, Thames Power Limited, as well as numerous other organizations.

Bertrand P. Collomb
Chairman, Lafarge S.A.
Paris, France



Mr. Collomb is the Chairman of Lafarge S.A., headquartered in Paris, France. Lafarge is a world leader in building materials, with 75,000 employees in 75 countries around the world. Mr. Collomb is a graduate of the Ecole Polytechnique and the Ecole des Mines in Paris and holds a French law degree and a PhD in Management. He held several executive positions in Lafarge since 1975, including his appointment as Chairman and C.E.O. in 1989. He became Chairman of the Board in 2003. He is a Director of Total, Vivendi Universal and Unilever and is a member of several international business associations and councils. Mr. Collomb was elected to the Board of ATCO Ltd. in May 1999.

Brian P. Drummond (1) (2) (3)
Corporate Director
Montreal, Quebec



Mr. Drummond is a Corporate Director based in Montreal, Quebec and most recently was Vice Chairman, Richardson Greenshields of Canada Limited. He was also previously President and Chairman of the Executive Committee of Greenshields Incorporated. Mr. Drummond is a Director and member of the Executive Committee of the McGill University Health Centre Foundation and is a Director of the Montreal General Hospital Foundation. Mr. Drummond is a past Chairman of the Investment Dealers Association of Canada and the Montreal Exchange. Mr. Drummond was first elected to the Board of ATCO Ltd. in 1968, when the company initially went public, and to the Board of Canadian Utilities Limited in 1997. Mr. Drummond is Chairman of the ATCO Ltd. Audit Committee.



Basil K. French (1) (2) (3) (4)
President, Karusel Management Ltd.
Calgary, Alberta

Mr. French is the President of Karusel Management Ltd., a Calgary based company specializing in management consulting and property management. Prior to the establishment of Karusel Management, Mr. French was with the firms of Buchanan, Barry, Miller and French Chartered Accountants and Price Waterhouse & Co. Mr. French is the Chairman of Canadian Utilities Audit Committee and is a Director of all ATCO and Canadian Utilities subsidiaries and the four ATCO Business Groups. Mr. French was elected to the Boards of ATCO Ltd. in November 1982 and Canadian Utilities Limited in April 1981.



Rt. Hon. Donald F. Mazankowski *P.C., O.C., A.O.E., D. Eng., LL.D.*
Corporate Director and Business Consultant
Vegreville, Alberta

Rt. Hon. Don Mazankowski was first elected to the House of Commons in 1968 and served as a Member of Parliament for Vegreville until his retirement from federal politics in 1993. In 1986, he was appointed Deputy Prime Minister and Government House Leader and President of the Queen's Privy Council. In July 2000, he was appointed an Officer of the Order of Canada. In October 2003, he was appointed to The Alberta Order of Excellence. In addition, he serves on a number of corporate boards involved in international trade and commerce. Mr. Mazankowski was elected to the Board of Canadian Utilities Limited and served on this Board from May 1994 to May 1999 and then was elected to ATCO Ltd. in May 1999.



Helmut M. Nelder (2) (3)
Corporate Director
Westerose, Alberta

Mr. Neldner is a Corporate Director based in Westerose, Alberta. He has extensive experience in the telecommunications industry and is the former President & Chief Executive Officer of AGT and Telus Corporation. He serves on the Boards of Directors of ATCO Ltd. and Canadian Utilities Limited, as well as the four ATCO Business Groups. He was nominated and elected to the Canadian Utilities Limited Board in May 1991 and the ATCO Ltd. Board in May 1997. Mr. Neldner is the Chairman of the ATCO and CU Risk Review Committees.

Nancy C. Southern
President & Chief Executive Officer, ATCO Ltd.
Calgary, Alberta



Nancy Southern was appointed President & Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited, effective January 1, 2003. Previously she had been Co-Chairman & Chief Executive Officer since January 2000, Deputy Chief Executive Officer since May 1998 and Deputy Chairman since January 1996 of ATCO Group. She has been a Director of the Corporation since 1990. Ms. Southern has full responsibility for executing strategic direction and the on-going operations of the corporation, reporting to the Board of Directors. She is currently a Director of ATCO Ltd. and Canadian Utilities Limited and serves on the Boards of all the ATCO Group subsidiary companies. She is also a Director of the Bank of Montreal, Shell Canada Limited, Akita Drilling Ltd., and Sentgraf Enterprises Ltd.

Ronald D. Southern *C.B.E., O.C., LL.D.*
Chairman of the Board of Directors, ATCO Ltd.
Calgary, Alberta



Ron Southern is Chairman of the Board of ATCO Ltd., Canadian Utilities and all ATCO Group subsidiary companies. Together with his late father, S.D. Southern, Mr. Southern founded ATCO Group in 1947 and served as the company's President for 48 years. He is credited with transforming the company to what it is today – one of Canada's premier corporations with assets of $7.0 billion and employing more than 7,000 people. Mr. Southern also serves as Chairman of Akita Drilling Ltd. and Sentgraf Enterprises Ltd.

Lodewijk C. van Wachem *K.B.E.*
Chairman of the Board, Zurich Financial Services
The Hague, The Netherlands



Mr. L.C. van Wachem joined the Royal Dutch/Shell Group in 1953. He became a Director of Royal Dutch Shell Group in 1977, President in 1982 and Chairman of the Committee of Managing Directors in 1985 to 1992. He was then appointed Chairman of the Supervisory Board of the Royal Dutch Petroleum Company until July 2002. Mr. van Wachem is currently Chairman of the Supervisory Board of Royal Phillips Electronics N.V., Chairman of the Board of Zurich Financial Services and of the Board of Global Crossing, a member of the Board of ATCO Ltd. and of the Executive Board of Rand Europe. Mr. van Wachem is an Honorary Commander as well as an Honorary Knight of the Order of the British Empire and also a Knight of the Netherlands Lion and a Commander in the Order of Oranje Nassau.



Charles W. Wilson (2) (3)
Corporate Director
Evergreen, Colorado

Mr. Wilson is former President, Chief Executive Officer and Director of Shell Canada Limited and former President and Director of Shell Investments Limited (Canada). Mr. Wilson graduated from the University of New Mexico with his Master of Science in Engineering and held several senior executive positions in Refining & Marketing, Chemical, Oil & Gas Production and Corporate Planning during his career at Shell. He was elected to the Board of Canadian Utilities Limited in May 2000 and ATCO Ltd. in May 2002. He also sits on the Board for the Power Generation and Energy Services & Technologies Business Groups. Mr. Wilson was elected to the Big Rock Brewery Board in 1999 and to the Akita Drilling Board and Talisman Energy Board in 2002.

---

(1) Member of the Corporate Governance (Nomination, Succession and Compensation Committee – GOCOM)
(2) Member of the Audit Committee
(3) Member of the Risk Review Committee
(4) Member of the Crisis Management Committee

OFFICERS

Ronald D. Southern
Chairman of the Board

William L. Britton, Q.C.
Vice Chairman of the Board

Nancy C. Southern
President & Chief Executive Officer

Karen M. Watson
Senior Vice President &
Chief Financial Officer

Susan R. Werth
Senior Vice President &
Chief Administration Officer

Brian M. Andrews
Vice President

Clive R. Armour
Managing Director, ATCO Group,
Australia/Asia/Pacific

D. Terrence Davis
Vice President, Internal Audit

Ian D. Hargrave
Vice President, Project Development

Erhard M. Kiefer
Vice President, Human Resources

Siegfried W. Kiefer
Managing Director,
Utilities & Chief Information Officer

Charles S. McConnell
Treasurer

Michael M. Shaw
Managing Director, Global Enterprises

Pat Spruin
Corporate Secretary

Paul G. Wright
Vice President, Finance & Controller

MANAGING DIRECTORS AND PRESIDENTS OF PRINCIPAL OPERATING SUBSIDIARIES

Paul F. Blaha
President, Genics Inc.

Richard (Rick) J. Brouwer
President, ATCO Pipelines

Kevin J. Cumming
President, ATCO Midstream Ltd.

Jerome F. Engler
President, ATCO Gas

Siegfried W. Kiefer
Managing Director, Utilities

Harry H. Klukas
President, ATCO Structures Inc.

Roberta (Bobbi) L. Lambright
President, ATCO I-Tek Inc.

R.L. (Vaughan) Payne
President, ATCO Travel Ltd.

Boris I. Rassin
President, ATCO Noise Management Ltd.

Joseph (Joe) J. Schnitzer
President, ASHCOR Technologies Ltd.

Michael M. Shaw
Managing Director, Global Enterprises

Sett F. Policicchio
President, ATCO Electric Ltd.

Richard (Dick) H. Walthall
President & Chief Operating Officer,
ATCO Power Ltd. (effective March 2005)

Gerry W. Welsh
President & Chief Operating Officer,
ATCO Power Ltd. (retired March 2005)

Harry G. Wilmot
President, ATCO Frontec Corp.

INCORPORATION

ATCO Ltd. is incorporated under the laws of the Province of Alberta.

ANNUAL MEETING

The Annual Meeting of Share Owners will be held at 10:00 a.m. M.D.T. Thursday, May 12, 2005 at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

COUNSEL

Bennett Jones LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR

Class I Non-Voting and
Class II Voting shares and
Series 3 Preferred Shares
CIBC Mellon Trust Company
Montreal/Toronto/Winnipeg/
Calgary/Vancouver

STOCK EXCHANGE LISTINGS

Class I Non-Voting Symbol ACO.NV.X
Class II Voting Symbol ACO.Y
Listing: The Toronto Stock Exchange

5.75% CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 3

Preferred Shares Series 3 Symbol ACO.PR.A
Listing: The Toronto Stock Exchange

ATCO GROUP ANNUAL REPORTS

Annual Reports to Share Owners and Management's Discussion and Analysis for Canadian Utilities Limited and its parent company, ATCO Ltd., are available upon request from:

ATCO Ltd. & Canadian Utilities Limited
Corporate Office
1400, 909 – 11th Avenue SW
Calgary, Alberta T2R 1N6

Telephone: (403) 292-7500
Website: **www.atco.com**

SHAREHOLDER INQUIRIES

Dividend information and other inquiries concerning Shares should be directed to:

CIBC Mellon Trust Company
Stock Transfer Department
600 The Dome Tower
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

Telephone: 1-800-387-0825
E-mail: inquiries@cibcmellon.com
Website: **www.cibcmellon.com**

Printed in Canada

ATCO LTD.

1400, 909-11th Avenue SW
Calgary, Alberta T2R 1N6

Telephone: (403) 292-7500
Fax: (403) 292-7623

www.atco.com



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

FILE NO. 82-34745

MAY 12, 2005


ATCO
GROUP

Table of Contents

ATCO

Dear Share Owner:

We are pleased to invite you to attend the Annual Meeting of Share Owners of ATCO Ltd. to be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Thursday, May 12, 2005.

The notice of the meeting, the management proxy circular for the meeting and the Corporation's 2004 annual report are enclosed for your information. For owners of Class II Voting Shares, a form of proxy is also enclosed.

If you are an owner of Class II Voting Shares and are unable to attend the meeting, please complete and sign the proxy and return it in the envelope provided for that purpose. May we also encourage all owners of Class I Non-Voting Shares to attend the meeting.

We hope you will join us after the meeting for some light refreshments.

Sincerely,

R.D. Southern
Chairman of the Board

N.C. Southern
President and Chief Executive Officer

Calgary, Alberta
March 9, 2005

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ATCO Ltd. will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Thursday, May 12, 2005, for the following purposes:

(a) to receive the consolidated financial statements for the year ended December 31, 2004, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor;

(d) to consider and, if thought advisable, to pass an ordinary resolution confirming the enactment of amended By-law No. 1 of the Corporation, as described in the accompanying management proxy circular; and

(e) to transact such other business as may properly come before the meeting or any adjournment thereof.

All holders of Class I Non-Voting Shares or Class II Voting Shares may attend the meeting, but only the holders of Class II Voting Shares are entitled to vote at the meeting or to appoint proxyholders.

Holders of Class II Voting Shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach ATCO Ltd., c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario M7Y 2K5, not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 10, 2005.

By order of the Board of Directors.

P. Spruin
Corporate Secretary

Calgary, Alberta
March 9, 2005

ATCO

MANAGEMENT PROXY CIRCULAR

SECTION 1 VOTING INFORMATION

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation by the management of ATCO LTD. (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation, and at any adjournment thereof, for the purposes set forth in the accompanying notice. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. A shareholder entitled to vote at the meeting has the right to appoint a person or company to represent the shareholder at the meeting other than the persons designated in the accompanying form of proxy. This right may be exercised either by striking out the names of the persons designated in the accompanying form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy. A shareholder desiring to be represented at the meeting by a proxyholder must deposit a proxy with the Corporation at the address set forth in the accompanying notice not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 10, 2005.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario M7Y 2K5, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Exercise of Discretion by Proxyholders

The shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such instructions, all of such shares will be voted in favour of the election of the directors and the appointment of the auditor and the confirmation of the enactment of amended By-law No. 1 of the Corporation, as described in this circular. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the meeting and other matters that may properly come before the meeting. The management of the Corporation is not aware any amendments, variations or other matters are to be presented for action at the meeting. If any amendments, variations or other matters should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

Class II Voting Shares and Principal Holders

The Class II Voting Shares of the Corporation are the only shares entitled to be voted at the meeting. As at March 9, 2005, there were 3,491,202 Class II Voting Shares outstanding. Each Class II Voting Share entitles the holder thereof to one vote at the meeting.

The record date for the meeting is March 23, 2005. Holders of Class II Voting Shares whose names are entered in the applicable register at the close of business on that date will be entitled to receive notice of and to attend and vote at the meeting, provided that if a shareholder transfers the ownership of any shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the meeting, to be included in the list of shareholders eligible to vote at the meeting, then such transferee will be entitled to vote those shares at the meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly or controls or directs shares of the Corporation carrying 10% or more of the voting attached to any class of voting securities of the Corporation is R.D. Southern. R.D. Southern beneficially owns 1,000 Class II Voting Shares of the Corporation and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 2,861,880 Class II Voting Shares. These combined shareholdings represent 82% of the outstanding Class II Voting Shares.

Each Class II Voting Share may be converted into one Class I Non-Voting Share at any time at the shareholder's option. In the event an offer to purchase Class II Voting Shares is made to all holders of Class II Voting Shares and is accepted and taken up by the holders of a majority of such shares pursuant to such offer, and provided an offer is not made to the holders of Class I Non-Voting Shares on the same terms and conditions, the Class I Non-Voting Shares shall be entitled to the same voting rights as the Class II Voting Shares. The two classes of shares rank equally in all other respects.

Class I Non-Voting Shares

The holders of the Class I Non-Voting Shares of the Corporation may attend and participate in discussions at the meeting, but are not entitled to vote at the meeting. **The holders of Class I Non-Voting Shares have no right to participate if a takeover bid is made for the Class II Voting Shares.**

SECTION 2 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the year ended December 31, 2004, along with the auditor's report will be placed before the meeting. Copies of the financial statements may be obtained from the Corporate Secretary upon request and will be available at the meeting.

ELECTION OF DIRECTORS

The management of the Corporation, on behalf of the Corporate Governance, Nomination, Compensation and Succession Committee, proposes to nominate, and the persons named in the accompanying form of proxy intend to vote for the election as directors of the Corporation, the persons whose names are set forth below. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation.

All of the nominees are now directors and have been for the periods indicated.

Name and Principal Occupation	Period Served as a Director Since	Province/State and Country of Residence	Shares of the Corporation and its Subsidiaries Beneficially Owned or Controlled (1)
W.L. Britton, O.C. (2) (5) Vice Chairman and Lead Director of the Corporation and Canadian Utilities Limited	1975	Alberta, Canada	5,114 Class I Non-Voting and 3,935 Class II Voting Shares of the Corporation; 1,000 Class A non-voting shares of Canadian Utilities Limited
B.P. Collomb Chairman, Lafarge S.A. (building materials company)	1999	Paris, France	200 Class II Voting Shares of the Corporation
B.P. Drummond (2) (3) (4) Corporate Director	1968	Quebec, Canada	9,400 Class I Non-Voting and 3,900 Class II Voting Shares of the Corporation; 1,000 Class A non-voting shares of Canadian Utilities Limited
B.K. French (2) (3) (4) (5) President, Karusel Management Ltd. (property management and management consultants)	1982	Alberta, Canada	8,400 Class I Non-Voting and 2,900 Class II Voting Shares of the Corporation; 700 Class A non-voting and 350 Class B common shares and 1,000 Series W Second Preferred Shares and 2,000 Series X Second Preferred Shares of Canadian Utilities Limited
Rt. Hon. D.F. Mazankowski, P.C., O.C., A.O.E., D.Eng., LL.D. Business Consultant and Corporate Director	1999	Alberta, Canada	500 Class I Non-Voting and 500 Class II Voting Shares of the Corporation; 2,000 Class A non-voting and 650 Class B common shares of Canadian Utilities Limited
H.M. Neldner (3) (4) Corporate Director	1997	Alberta, Canada	8,000 Class I Non-Voting Shares of the Corporation; 1,500 Class A non-voting shares of Canadian Utilities Limited
N.C. Southern President and Chief Executive Officer of the Corporation and Canadian Utilities Limited	1989	Alberta, Canada	16,400 Class I Non-Voting and 10,650 Class II Voting Shares of the Corporation; 925 Class A non-voting and 1,250 Class B common shares of Canadian Utilities Limited
R.D. Southern, C.B.E., O.C., LL.D. (6) Chairman of the Board of the Corporation and Canadian Utilities Limited	1963	Alberta, Canada	5,642,501 Class I Non-Voting and 2,862,880 Class II Voting Shares of the Corporation; 64,452 Class A non-voting and 72,402 Class B common shares and 20,000 Series Q Second Preferred Shares and 320,000 Series W Second Preferred Shares and 120,000 Series X Second Preferred Shares of Canadian Utilities Limited
L.C. van Wachem, K.B.E. Chairman of the Board of Directors, Zurich Financial Services (insurance-based financial services provider)	1993	Wassenaar, The Netherlands	18,000 Class I Non-Voting Shares of the Corporation
C.W. Wilson (3) (4) Corporate Director and Lead Director of the Corporation	2002	Colorado, USA	4,000 Class I Non-Voting Shares of the Corporation; 5,000 Class A non-voting shares of Canadian Utilities Limited

Notes:
(1) The information as to shares beneficially owned or controlled has been furnished by the nominees.
(2) Member of the Corporate Governance, Nomination, Compensation and Succession Committee.
(3) Member of the Audit Committee.
(4) Member of the Risk Review Committee.
(5) Member of the Crisis Management Committee.
(6) An associate of R.D. Southern, other than Sentgraf Enterprises Ltd., owns 1,648 Class I Non-Voting and 824 Class II Voting Shares of the Corporation. Shares held by this associate are not included in the shareholdings of R.D. Southern.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Price Waterhouse, the predecessor of PricewaterhouseCoopers LLP, was first appointed as the auditor of the Corporation in 1963.

Auditor's Fees

The aggregate fees incurred by the Corporation and its subsidiaries for professional services provided by PricewaterhouseCoopers LLP in 2004 and 2003 were as follows:

	2004	2003
Audit	$1,636,000	$1,536,000
Audit Related	85,000	24,000
Tax	468,000	550,000
	$2,189,000	$2,110,000

To ensure the independence of the auditor, the Corporation has a policy for approval of audit and non-audit services provided by the external auditor that prohibits the external auditor from providing specified non-assurance services to the Corporation and its subsidiaries.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation and its subsidiaries. The determinations and recommendations of the Audit Committee are presented to the Board, which has ultimate responsibility for determining the annual audit fees and ensuring the continuing independence of the auditor.

CONFIRMATION OF AMENDED BY-LAW NO. 1

The Corporation is governed by the *Business Corporations Act* (Alberta) (the "ABCA"). By-law No. 1 of the Corporation, which regulates the business and affairs of the Corporation, was adopted in 1984 and is based on the ABCA as it was in 1984. The ABCA was amended in 1987 and again in 2000.

The Corporation reviewed By-law No. 1 and amended it to the extent considered appropriate by the Board to reflect the amendments to the ABCA. The amendments took effect on February 24, 2005, but they will cease to be effective unless confirmed at the meeting by ordinary resolution of the shareholders.

The changes to By-law No. 1 consist of (i) changes necessary to achieve consistency with the ABCA, (ii) changes that add clarity to By-law No. 1 and (iii) changes deemed desirable by the Corporation.

By-law No. 1 as amended is attached as Schedule "A". Interested shareholders may obtain a blackline showing all of the amendments to By-law No. 1 upon request from the Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6.

Pursuant to the requirements of the ABCA, the holders of the Class II Voting Shares will be asked to approve an ordinary resolution confirming the amended By-law No. 1.

SECTION 3 COMPENSATION AND OTHER INFORMATION

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out information concerning the compensation during the last three fiscal years of the Chief Executive Officer and the Chief Financial Officer of the Corporation and the three other executive officers of the Corporation and its subsidiaries employed at December 31, 2004, who had the highest individual aggregate salary and bonuses during 2004 (the "Named Executive Officers"). This information reflects all compensation received by the Named Executive Officers from the Corporation and its subsidiaries, including without limitation Canadian Utilities Limited and all of its subsidiaries, for their services as executive officers in all capacities.

N.C. Southern, J.A. Campbell, K.M. Watson, S.W. Kiefer and M.M. Shaw also served in 2004 in similar senior executive positions with Canadian Utilities Limited, a subsidiary of the Corporation. W.A. Kmet also served in 2004 as Vice President of Canadian Utilities Limited. Salary and bonus amounts for these positions in ATCO Ltd. and Canadian Utilities Limited are determined annually on a consolidated basis. ATCO Ltd.'s share of this consolidated amount is based on a number of considerations, including the portion of the Corporation's consolidated assets which ATCO Ltd.'s assets other than Canadian Utilities Limited represent, the estimated portion of each executive officer's time anticipated to be spent performing services as an executive officer of ATCO Ltd. and its subsidiaries other than Canadian Utilities Limited and its subsidiaries, and decisions of the Alberta Energy and Utilities Board.

Of the consolidated salary and bonus amounts set out in the following table, 11% (11.5% in 2003, 11% in 2002) was paid by ATCO Ltd. and 89% (88.5% in 2003, 89% in 2002) was paid by Canadian Utilities Limited.

Name and Principal Occupation	Year Ended Dec 31	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options/SARs Granted (#)	All Other Compensation ($)
N.C. Southern [2]	2004	850,000	Nil	Nil	Nil/30,000	Nil
President and Chief Executive Officer	2003	800,000	300,000	Nil	20,000/30,000	Nil
	2002	700,000	35,000	Nil	Nil	Nil
J.A. Campbell [3]	2004	375,000	Nil	Nil	Nil	Nil
Senior Vice President,	2003	500,000	187,500	Nil	Nil	Nil
Finance and Chief Financial Officer	2002	475,000	23,750	Nil	Nil	Nil
K.M. Watson [4]	2004	245,833	Nil	Nil	Nil/5,000	Nil
Senior Vice President	2003	200,000	75,000	Nil	4,000/4,000	Nil
and Chief Financial Officer	2002	180,000	9,000	Nil	Nil	Nil
S.W. Kiefer [5]	2004	350,000	100,000	Nil	Nil/10,000	Nil
Managing Director, Utilities and	2003	300,000	131,250	Nil	10,000/20,000	Nil
Chief Information Officer	2002	225,000	145,125	Nil	Nil	Nil
M.M. Shaw [6]	2004	400,000	Nil	Nil	Nil/10,000	16,500 [8]
Managing Director, Global Enterprises	2003	375,000	75,001	Nil	20,000/30,000	15,500 [8]
	2002	300,000	247,500	Nil	Nil	13,500 [8]
W.A. Kmet [7]	2004	350,000	Nil	Nil	Nil	Nil
Managing Director, Industrials	2003	325,000	Nil	Nil	Nil	Nil
	2002	300,000	Nil	Nil	Nil	Nil

Notes:

(1) The value of perquisites and other personal benefits received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total of his or her annual salary and bonus.

(2) N.C. Southern also serves as President and Chief Executive Officer of Canadian Utilities Limited.

(3) J.A. Campbell also served as Senior Vice President, Finance and Chief Financial Officer of Canadian Utilities Limited. Mr. Campbell retired effective October 2, 2004.

(4) K.M. Watson was appointed Senior Vice President and Chief Financial Officer effective October 1, 2004. Mrs. Watson also serves as Senior Vice President and Chief Financial Officer of Canadian Utilities Limited.

(5) S.W. Kiefer also serves as Managing Director, Utilities and Chief Information Officer of Canadian Utilities Limited.

(6) M.M. Shaw also serves as Managing Director, Global Enterprises of Canadian Utilities Limited.

(7) W.A. Kmet retired from the position of Managing Director, Industrials effective January 1, 2005. W.A. Kmet also served as Vice President of Canadian Utilities Limited.

(8) Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension.

Option/SAR Grants During 2004

The following table sets out the individual grants of options to purchase or acquire securities of the Corporation or any of its subsidiaries and share appreciation rights ("SARs") made during 2004 to the Named Executive Officers.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in 2004 (%)	Exercise Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
N.C. Southern	15,000 (1) 15,000 (2)	38 38	47.63 58.12	47.63 58.12	January 2, 2014 January 2, 2014
J.A. Campbell	Nil	-	-	-	-
K.M. Watson	2,500 (1) 2,500 (2)	6 6	47.63 58.12	47.63 58.12	January 2, 2014 January 2, 2014
S.W. Kiefer	5,000 (1) 5,000 (2)	12 12	47.63 58.12	47.63 58.12	January 2, 2014 January 2, 2014
M.M. Shaw	5,000 (1) 5,000 (2)	12 12	47.63 58.12	47.63 58.12	January 2, 2014 January 2, 2014
W.A. Kmet	Nil	-	-	-	-

Notes:

(1) Share appreciation rights based on Class I Non-Voting Shares of the Corporation which vest as to 20% annually on each of the first five anniversaries of the date of grant.

(2) Share appreciation rights based on Class A non-voting shares of Canadian Utilities Limited which vest as to 20% annually on each of the first five anniversaries of the date of grant.

Aggregated Option/SAR Exercises During 2004 and Year-End Option/SAR Values

The following table sets out information regarding the exercise of options and SARs during 2004 by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs on an aggregate basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2004		Value of Unexercised in-the-Money Options/SARs at December 31, 2004	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
N.C. Southern	67,000 (5) 6,000 (6)	2,055,060 139,620	133,000 (1) 34,000 (2) 100,000 (3) 28,000 (4)	12,000 (1) 27,000 (2) 12,000 (3) 27,000 (4)	3,356,860 (1) 803,900 (2) 2,050,080 (3) 378,280 (4)	201,040 (1) 345,450 (2) 130,880 (3) 135,120 (4)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2004 Exercisable (#)	Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at December 31, 2004 Exercisable ($)	Unexercisable ($)
J.A. Campbell	50,000 (7)	1,174,500	39,500 (1)	1,000 (1)	914,700 (1)	19,860 (1)
	50,000 (8)	982,500	39,500 (3)	1,000 (3)	702,490 (3)	15,700 (3)
K.M. Watson	4,500 (9)	149,500	9,750 (1)	2,000 (1)	215,176 (1)	32,264 (1)
	5,000 (10)	150,800	6,400 (2)	4,100 (2)	147,840 (2)	51,495 (2)
			9,750 (3)	2,000 (3)	169,104 (3)	19,896 (3)
			6,400 (4)	4,100 (4)	100,794 (4)	19,116 (4)
S.W. Kiefer	-	-	14,250 (1)	5,000 (1)	307,720 (1)	84,770 (1)
			9,000 (2)	13,000 (2)	181,320 (2)	175,950 (2)
			14,250 (3)	5,000 (3)	232,450 (3)	52,300 (3)
			9,000 (4)	13,000 (4)	112,390 (4)	79,080 (4)
M.M. Shaw	19,300 (11)	741,928	13,750 (1)	9,000 (1)	356,160 (1)	145,570 (1)
	9,000 (12)	288,450	8,000 (2)	17,000 (2)	219,600 (2)	236,750 (2)
			13,750 (3)	9,000 (3)	309,130 (3)	86,340 (3)
			8,000 (4)	17,000 (4)	176,730 (4)	113,120 (4)
W.A. Kmet	20,000 (13)	774,400	30,000 (1)	1,000 (1)	770,900 (1)	23,970 (1)
			20,000 (2)	- (2)	553,100 (2)	- (2)
			4,000 (3)	1,000 (3)	73,040 (3)	18,260 (3)

Notes:
(1) Options to acquire Class I Non-Voting Shares of the Corporation.
(2) Share appreciation rights based on Class I Non-Voting Shares of the Corporation.
(3) Options to acquire Class A non-voting shares of Canadian Utilities Limited.
(4) Share appreciation rights based on Class A non-voting shares of Canadian Utilities Limited.
(5) Represents the exercise of 35,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 32,000 share appreciation rights of the Corporation.
(6) Represents the exercise of 6,000 share appreciation rights of Canadian Utilities Limited.
(7) Represents the exercise of 10,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 40,000 share appreciation rights of the Corporation.
(8) Represents the exercise of 10,000 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 40,000 share appreciation rights of Canadian Utilities Limited.
(9) Represents the exercise of 1,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 3,500 share appreciation rights of the Corporation.
(10) Represents the exercise of 1,000 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 4,000 share appreciation rights of Canadian Utilities Limited.
(11) Represents the exercise of 4,300 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 15,000 share appreciation rights of the Corporation.
(12) Represents the exercise of 9,000 share appreciation rights of Canadian Utilities Limited.
(13) Represents the exercise of 10,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 10,000 share appreciation rights of the Corporation.

Pension and Retirement Arrangements

Canadian Utilities Limited Pension Plan

Certain of the Named Executive Officers participate in The Retirement Plan for Employees of Canadian Utilities Limited and Participating Companies (the "CU Plan"). J.A. Campbell retired effective October 2, 2004, and is receiving a pension from the CU Plan.

Canadian Utilities Limited has undertaken to provide J.A. Campbell, K.M. Watson, S.W. Kiefer and M.M. Shaw with pensions under a supplemental arrangement to compensate for limitations on defined benefit pension benefits or on defined contribution pension contributions imposed by the Income Tax Act. The supplemental arrangement, when included with the pension payable under the CU Plan, the estimated

Canada Pension Plan ("CPP") integration amount, and any amounts payable under pension plans or supplemental arrangements of the affiliates of Canadian Utilities Limited, provides a pension based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years. Effective October 2, 2004, J.A. Campbell commenced receiving a pension under this supplemental arrangement.

ATCO Structures Inc. Pension Plan

M.M. Shaw is an inactive participant in the ATCO Structures Inc. registered pension plan (the "ASI Plan" and collectively with the CU Plan, the "Plans"), with accrued years of credited service of 7 years, and is entitled to estimated annual pension benefits of $12,056. M.M. Shaw ceased accruing further credited service under the ASI Plan on April 1, 1991. W.A. Kmet retired effective January 1, 2005, and is receiving a pension from the ASI Plan. J.A. Campbell retired effective October 2, 2004, and is receiving a pension from the ASI Plan.

ATCO Structures Inc. has undertaken to provide J.A. Campbell, M.M. Shaw and W.A. Kmet with pensions under a supplemental arrangement which, when included with the pension payable under the ASI Plan, the estimated CPP integration amount, and the CU Plan, provides a pension based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years. Effective October 2, 2004, J.A. Campbell commenced receiving a pension under this supplemental arrangement. W.A. Kmet commenced receiving a pension under this supplemental arrangement effective January 1, 2005.

Pension Plan Table

The following table sets forth the annual pension payable to J.A. Campbell, K.M. Watson, S.W. Kiefer, M.M. Shaw and W.A. Kmet at normal retirement age 65, inclusive of all registered pension plans and supplemental arrangements and the estimated CPP integration amount based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years.(1)

Remuneration	**Years of Service**				
$	**15**	**20**	**25**	**30**	**35**
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000

Note:

(1) For purposes of the supplemental arrangement, the calculation of annual pension payable assumes that the amount payable under the CU Plan is the same regardless of whether a participant elects the defined benefit or defined contribution provisions of the CU Plan. For participants of the defined contribution provisions, the actual pension payable at retirement will vary depending on the value of their investment account at retirement.

Years of credited service under the Plans as at December 31, 2004

Named Executive Officer	Credited Service
N.C. Southern	9.00
J.A. Campbell	39.50
K.M. Watson	26.75
S.W. Kiefer	21.00
M.M. Shaw	25.00
W.A. Kmet	42.58

Employment Agreement

The Corporation has an employment agreement with N.C. Southern extending to February 1, 2006, and continuing from year to year thereafter. The amount of salary and the value of benefits paid under this agreement have been included in the Summary Compensation Table above. Employment of the executive officer may be terminated by the Corporation on notice equal to the greater of two years and the remaining term of the agreement or payment in lieu of notice, and may be terminated by the executive officer on 90 days notice.

Pursuant to her employment agreement with the Corporation, N.C. Southern is eligible upon retirement to receive a pension of 70% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to retirement.

The pension payable to N.C. Southern under her employment agreement is inclusive of the pension payable under the CU Plan.

N.C. Southern's employment agreement provides for the payment of certain benefits upon the death or total disability of the executive officer prior to retirement or termination. The amount of such benefits is based on the executive officer's salary and is determined in accordance with formulas that take into account amounts payable to the executive officer under the group life insurance policies and disability income programs of the Corporation.

Composition of the Corporate Governance, Nomination, Compensation and Succession Committee

The Corporate Governance, Nomination, Compensation and Succession Committee of the Board of Directors ("GOCOM") is responsible for determining the compensation of executive officers. The members of GOCOM are W.L. Britton, B.P. Drummond and B.K. French.

Report on Executive Compensation

The compensation programs of the Corporation and its subsidiaries are designed to reward performance and to be competitive with the compensation arrangements of other North American companies of similar size and scope of operations. These compensation programs emphasize incentive-based compensation and are an ongoing attempt to closely align the interests of officers and shareholders. A significant portion of overall compensation is tied to corporate performance and is paid only in the event that net earnings, after tax and payment of any bonuses, exceed prescribed targets. Each executive officer position is evaluated to establish skill requirements and level of responsibility. This evaluation provides a basis for internal and external comparisons of positions. GOCOM reviews information from other corporations and published data, and from time to time retains independent compensation consultants to undertake market comparisons and provide advice on developing appropriate compensation programs, with a view to setting compensation at the median of those comparator groups. However, this market data is simply one piece of information taken into consideration. Generally, a set "weighting" is not applied to each of these factors; rather, GOCOM considers them in totality, together with any other considerations it determines relevant, in making its compensation decisions.

Components of Compensation

Executive officer compensation is comprised of (i) salary (ii) bonus and (iii) stock options and/or share appreciation rights and other incentives, with an emphasis on cash compensation.

Salary and Bonus

Base salary ranges are generally determined following a review of market data for similar positions in corporations of comparable size and scope of operations. The salary for each executive officer position is then determined having regard to the incumbent's responsibilities, individual performance factors, overall corporate performance, years of service, potential for advancement, performance reviews by immediate superiors, and the assessment of GOCOM of such matters as presented by management.

N.C. Southern, J.A. Campbell and K.M. Watson participate in an executive bonus plan in which the amount of bonus earned for a financial year is based on a percentage of the officer's salary and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation achieved in such year. No bonus is payable if earnings are not increased over the previous year. The bonus is payable only if net earnings, after tax and the payment of bonuses, meet or exceed prescribed earnings targets set at the beginning of each financial year.

S.W. Kiefer, M.M. Shaw and W.A. Kmet participate in a bonus plan that provides for the payment of annual bonuses which are dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The amount of bonus earned for a financial year is based on a percentage of the officer's salary and on the earnings attributable to the officer's business group and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation, each of which must meet or exceed the prescribed targets. No bonus is payable if consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation are not increased over the previous year.

From time to time, GOCOM awards discretionary bonuses for extraordinary accomplishments.

Stock Option and Share Appreciation Rights Plans

As of December 31, 2004, 2,550,000 Class I Non-Voting Shares (9.66% of the number of outstanding Class I Non-Voting Shares) were reserved for issuance and options to purchase 1,911,000 Class I Non-Voting Shares (7.24% of the number of outstanding Class I Non-Voting Shares) had been granted, of which 521,150 had been exercised, 445,850 had been repurchased and 31,550 had been cancelled. GOCOM may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted options to purchase Class I Non-Voting Shares at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant. The aggregate number of shares reserved for issuance to any one participant under the stock option plan or any other plan of the Corporation cannot exceed 5% of the total number of Class I Non-Voting Shares issued and outstanding. Options are not assignable and cannot be converted into share appreciation rights. Options terminate on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than death, disability or retirement.

In addition to the stock option plan, the Corporation has a share appreciation rights plan. GOCOM may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted share appreciation rights based on the Class I Non-Voting Shares. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant. The holder is entitled on exercise to receive a cash payment from the Corporation equal to any increase in the market price of the Class I Non-Voting Shares over the base value of the share appreciation rights exercised. The base value is equal to the weighted average of the trading price of the Class I Non-Voting Shares on the Toronto

Stock Exchange for the five trading days immediately preceding the date of grant. Rights are not assignable and terminate on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than death, disability or retirement.

Canadian Utilities Limited has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. The terms and conditions of the Canadian Utilities Limited stock option plan are the same as those of the Corporation's plan. Canadian Utilities Limited also has a share appreciation rights plan similar to the Corporation's plan.

Equity Compensation Plan Information

Plan category	**Number of securities to be issued upon exercise of outstanding options**	**Weighted-average exercise price of outstanding options**	**Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)**
Equity compensation plans approved by shareholders			
ATCO Ltd.	912,450	$33.45	670,550
Canadian Utilities Limited	777,800	$38.89	1,467,350
Equity compensation plans not approved by shareholders			
ATCO Ltd.	Nil	Nil	Nil
Canadian Utilities Limited	Nil	Nil	Nil

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is determined by the same procedures used to develop compensation arrangements for other executive officers. GOCOM annually reviews the performance of the Chief Executive Officer with respect to the leadership of the Corporation based on a number of qualitative and quantitative factors including implementing the strategic direction and achieving objectives and financial goals for the ATCO Group. As is the case for executive officer compensation, a significant portion of overall compensation is tied to corporate performance and is paid only in the event that net earnings, after tax and payment of any bonuses, exceed prescribed targets. GOCOM also reviews information from other corporations and published data. However, GOCOM considers these factors in totality rather than assigning a set "weighting" to any of them.

Submitted by the Corporate Governance, Nomination, Compensation and Succession Committee:

W.L. Britton, Chairman
B.P. Drummond
B.K. French

Performance Graph

The graph below compares the five-year cumulative return on the Class I Non-Voting Shares and Class II Voting Shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX Composite Index.

Five Year Total Return on $100 Investment


$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80

	1999	2000	2001	2002	2003	2004
Class I Non-Voting	100	120	123	116	133	167
Class II Voting	100	120	123	116	133	164
S&P/TSX Composite	100	107	94	82	104	119

Compensation of Directors

The following table sets forth the annual retainers and attendance fees paid to members of the Board of Directors during 2004:

Directors' Remuneration	($)
Annual Retainers (1)	
Director (2)	80,000
Chairman (3)	250,000
Vice Chairman of the Board/Lead Director	50,000
Lead Director	30,000
Audit Committee Chairman	10,000
Audit Committee Members	5,000
Corporate Governance, Nomination, Compensation and Succession Committee Chairman	5,000
Risk Review Committee Chairman	5,000
Meeting Fees	
Board Meeting	2,000
Meeting for routine administrative matters where nature of discussion is brief	800
Audit Committee Meeting (4)	800
Committee Meeting	800

Notes:
(1) The annual retainer is paid in US dollars to Mr. van Wachem and Mr. Collomb.
(2) Effective January 1, 2004, the annual retainer was increased to $80,000 from $70,000.
(3) The Chairman's consolidated annual retainer is $250,000, of which $222,500, or 89%, is paid by Canadian Utilities Limited.
(4) Effective November 1, 2004, an Audit Committee meeting fee was instituted for each meeting attended, replacing the Audit Committee meeting fee for attendance at more than five meetings annually.

From time to time, the Board forms ad hoc committees to undertake special initiatives. The Chairman and members of any such ad hoc committees receive such fees as may be determined when any such ad hoc committees are appointed. Ad hoc committees did not meet in 2004.

There were no stock options or share appreciation rights granted to non-employee directors in 2004. During 2004, the aggregate net value realized by five non-employee directors on the exercise of stock options and share appreciation rights was $2,539,325.00.

The Rt. Hon. D.F. Mazankowski, a director of the Corporation, has a consulting arrangement with Canadian Utilities Limited, a subsidiary of the Corporation. Mr. Mazankowski received $50,000 in 2004 pursuant to this arrangement.

The Corporation has undertaken to provide certain non-employee directors with a retiring allowance calculated in accordance with the following table.

Years of Service	Multiple of Annual Retainer
0 to 5	1
6 to 10	2
11 to 15	3
16 to 20	4
21 to 25	5
26 to 30	6
31 to 35	7
36 to 40	8

During 2004, the aggregate retiring allowance paid to one outside director, who retired from the Board of Directors in 2004, was $70,000.

Directors' and Officers' Liability Insurance

The Corporation and its affiliates have purchased insurance with an annual aggregate limit of $175,000,000 for such corporations and their directors and officers. The approximate amount of premium paid by the Corporation in the financial year ended December 31, 2004, in respect of the directors and officers of the Corporation as a group was $60,326. No part of the premium was paid by a director or officer. The Corporation is responsible for the first $1,000,000 of any loss and there is no deductible in respect of claims against any director or officer.

CORPORATE GOVERNANCE

The Board of Directors of the Corporation views effective corporate governance as an essential element for the ongoing well being of the Corporation and its shareholders. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis. The corporate governance practices of the Corporation comply with the Guidelines of the Toronto Stock Exchange. The Corporation's Statement of Corporate Governance Practices is attached to this management proxy circular as Schedule B. Additional information regarding the Corporation's Board and its committees is set forth below.

The Board of Directors generally meets four times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere which encourages participation and independence. In addition to regularly scheduled board and committee meetings, the directors annually attend a comprehensive four-day strategy session. Information regarding the number of board and committee meetings held in 2004 is attached as Schedule C.

The Corporation is the successor to a corporation which commenced business in 1947 and was founded by R.D. Southern and his father, Mr. S.D. Southern. As a founder of the Corporation and a significant shareholder, R.D. Southern is closely identified with the Corporation by industry participants, the investment community and the Corporation's shareholders. The Corporation's business approach, strategies, practices and culture have developed and evolved under Mr. Southern's leadership.

Board Committees

The Board of Directors of the Corporation has four committees: the Audit Committee, Corporate Governance, Nomination, Compensation and Succession Committee, Risk Review Committee, and Crisis Management Committee. The Board of Directors annually appoints committee members and reviews and approves the committee mandates. The Corporation does not have an executive committee. In addition, from time to time, ad hoc committees of the Board are appointed to consider matters such as related party transactions and other issues of importance to the Board and the Corporation.

	Board Committees			
Director	**Audit**	**GOCOM**	**Risk Review**	**Crisis Management**
W.L. Britton		x		x
B.P. Drummond	x	x	x	
B.K. French	x	x	x	x
H.M. Neldner	x		x	
C.W. Wilson	x		x	

Audit Committee

Chairman: B.P. Drummond

This Committee is responsible for the oversight of the quality and integrity of the accounting, auditing, internal audit functions and controls, management information systems and reporting practices of the Corporation. The Audit Committee oversees the performance and compensation of the external auditor.

Corporate Governance, Nomination, Compensation and Succession Committee

Chairman: W.L. Britton

This Committee is responsible for succession planning and, in conjunction with the President and Chief Executive Officer, assessing the performance of officers and determining executive compensation. GOCOM reviews committee mandates prior to their submission to the Board and is responsible for identifying and recommending potential candidates for the Board.

Risk Review Committee

Chairman: H.M. Neldner

This Committee reviews significant risks identified by management which could materially affect the Corporation's ability to achieve its strategic or operational targets and which are associated with future performance, growth and lost opportunities. The Committee is responsible for ensuring that management has procedures in place to mitigate identified risks.

Crisis Management Committee

Chairman: W.L. Britton

This Committee is responsible for the monitoring of an effective response to crisis situations which may affect the Corporation's employees, business affairs, the environment or the public.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Information regarding the business of the Corporation is provided in the Corporation's annual information form dated February 24, 2005. Financial information is provided in the Corporation's comparative consolidated financial statements and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2004. Copies of these documents and the Corporation's interim financial statements and additional copies of this management proxy circular may be obtained upon request from the Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

Corporate information, including our privacy commitment, is also available on the Corporation's website: www.atco.com.

DATED at Calgary, Alberta, this 9th day of March, 2005.

P. Spruin
Corporate Secretary

(This page has been left blank intentionally.)

SCHEDULE A

BY-LAW NO. 1

A by-law relating generally

to the transaction

of the business and affairs

of

ATCO LTD.

TABLE OF CONTENTS

Page

SECTION ONE
INTERPRETATION

SECTION TWO
BUSINESS OF THE CORPORATION

SECTION THREE
DIRECTORS

SECTION FOUR
COMMITTEES OF DIRECTORS

SECTION FIVE
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

SECTION SIX
CONFLICTS AND OTHER MATTERS

SECTION SEVEN
PROTECTION OF DIRECTORS AND OFFICERS

SECTION EIGHT
OFFICERS

SECTION NINE
SHAREHOLDERS' MEETINGS

SECTION TEN
SHARES

SECTION ELEVEN
DIVIDENDS

SECTION TWELVE
NOTICES

SECTION THIRTEEN
EFFECTIVE DATE

ATCO LTD.
BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of ATCO LTD. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

SECTION ONE
INTERPRETATION

1.01 DEFINITIONS

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

"Act" means the Business Corporations Act (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

"board" means the board of directors of the Corporation;

"by-laws" means the by-laws of the Corporation from time to time in force and effect; and

"Corporation" means ATCO Ltd.

1.02 GENERAL

Except as stated above, words and expressions defined in the Act have the same meanings when used in these by-laws. Words importing the singular number include the plural and vice versa. Words importing a person include an individual, partnership, association, body corporate or personal representative. Words importing gender include the masculine, feminine and neuter genders.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01 REGISTERED OFFICE

The Corporation shall at all times have a registered office within Alberta. Subject to subsection (4) of section 20 of the Act, the directors of the Corporation may at any time:

(a) change the address of the registered office within Alberta;

(b) designate, or revoke or, change a designation of, a records office within Alberta; or

(c) designate, or revoke or change a designation of, a post office box within Alberta as the address for service by mail of the Corporation.

2.02 SEAL

The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.

2.03 FINANCIAL YEAR

Until changed by the board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.04 EXECUTION OF CONTRACTS

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two directors and/or officers and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any director or officer or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by any two directors and/or officers to contracts, documents or instruments in writing signed by them as aforesaid or by any director, officer or person appointed as aforesaid by resolution of the board of directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

In particular, without limiting the generality of the foregoing, any two directors and/or officers are authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

The signature or signatures of any officer or director of the Corporation or of any other person appointed by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

2.05 CHEQUES, DRAFTS AND NOTES

All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate.

2.06 CUSTODY OF SECURITIES

All securities (including without limitation warrants) owned by the Corporation may be deposited (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.07 VOTING SECURITIES IN OTHER BODIES CORPORATE

All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver proxies for and on behalf of the Corporation and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

2.08 INFORMATION AVAILABLE TO SHAREHOLDERS

Subject to any applicable legislation or regulation, including but not limited to, the Act, no shareholder shall be entitled to any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, is privileged or confidential or would not be in the best interest of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or any other applicable legislation or regulation or authorized by the board or by resolution passed at a meeting of shareholders.

SECTION THREE
DIRECTORS

3.01 NUMBER OF DIRECTORS

The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors. Unless otherwise required or allowed by the Act, at least half of the directors shall be resident Canadians.

3.02 VACANCIES

Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. Subject to section (4) of section 106 of the Act, if the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

3.03 POWERS

Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute.

3.04 DUTIES

Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a) act honestly and in good faith with a view to the best interests of the Corporation; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.05 QUALIFICATION

The following persons are disqualified from being a director of the Corporation:

(a) anyone who is less than 18 years of age;

(b) anyone who

(i) is a dependent adult as defined in the *Dependent Adults Act* or is the subject of a certificate of incapacity under that Act,

(ii) is a formal patient as defined in the *Mental Health Act*,

(iii) is the subject of an order under *The Mentally Incapacitated Persons Act* appointing a committee of his person or estate or both, or

(iv) has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c) a person who is not an individual; and

(d) a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

3.06 TERM OF OFFICE

A director's term of office (subject to the provisions, if any, of the Corporation's articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

3.07 ELECTION

Subject to sections 106 and 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the first annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. If directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

3.08 CONSENT TO ELECTION

A person who is elected or appointed a director is not a director unless he was present at the meeting when he was elected or appointed and did not refuse to act as a director or, if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it or he has acted as a director pursuant to the election or appointment.

3.09 REMOVAL OF DIRECTORS

Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

3.10 VACATION OF OFFICE

A director of the Corporation ceases to hold office when:

(a) he dies or resigns;

(b) he is removed from office; or

(c) he becomes disqualified.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

3.11 VALIDITY OF ACTS

An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification. An act of the directors or a committee of directors is valid notwithstanding non-compliance with sections 3.01, 3.18 or 4.01 hereof.

3.12 PLACE OF MEETING

Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the chairman of the board (if any), the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the

president or any two directors at any time and the secretary shall upon direction of any of the foregoing convene a meeting of directors.

3.13 NOTICE

Notice of the time and place for the holding of any meeting of directors or any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than twenty-four (24) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

3.14 WAIVER OF NOTICE

Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telegram, cable, telex, telecopy or electronic communication addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

3.15 OMISSION OF NOTICE

The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

3.16 TELEPHONE PARTICIPATION

A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

3.17 ADJOURNMENT

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or

dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

3.18 QUORUM AND VOTING

Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and, unless otherwise required or allowed by the Act, at least half of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting in addition to his original vote shall have a second or casting vote.

3.19 RESOLUTION IN LIEU OF MEETING

Subject to the articles or a unanimous shareholder agreement, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all the matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

SECTION FOUR
COMMITTEES OF DIRECTORS

4.01 GENERAL

The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least half of whom shall be resident Canadians, unless otherwise required or allowed by the Act, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem, or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f) pay a commission referred to in section 42 of the Act;

(g) approve a management proxy circular;

(h) approve any annual financial statements to be placed before the shareholders of the Corporation; or

(i) adopt, amend or repeal by-laws of the Corporation.

4.02 TRANSACTION OF BUSINESS

Subject to section 3.16, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by a resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.

4.03 PROCEDURE

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION FIVE
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

5.01 REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors of the Corporation and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

The aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting.

SECTION SIX
CONFLICTS AND OTHER MATTERS

6.01 SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

6.02 CONFLICT OF INTEREST

A director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract. If a material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, (i) the contract is neither void nor voidable by reason

only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved. This section is subject to any unanimous shareholder agreement.

SECTION SEVEN
PROTECTION OF DIRECTORS AND OFFICERS

7.01 LIMITATION OF LIABILITY

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

7.02 INDEMNITY

(a) Subject to section 124 of the Act but without limitation to the right of the Corporation to indemnify any person under the Act or otherwise, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(i) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(b) The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in section 7.02(a) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in sections 7.02(a)(i) and (ii) hereof.

(c) Notwithstanding anything in this section 7.02, a person referred to in section 7.02(a) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(i) was substantially successful on the merits of his defence of the action or proceeding; and

(ii) fulfills the conditions set out in section 7.02(a)(i) and (ii) hereof.

SECTION EIGHT
OFFICERS

8.01 APPOINTMENT OF OFFICERS

Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves a chairman of the board, vice chairman of the board, deputy chairman of the board, chief executive officer, president, one or more vice presidents (to which title may be added words indicating seniority or function), secretary or treasurer. None of such officers except the chairman of the board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer.

8.02 CHAIRMAN OF THE BOARD

If appointed, the chairman of the board shall, when present, preside at all meetings of the board and of shareholders. The chairman shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the board or as are incidental to his office.

8.03 VICE CHAIRMAN OF THE BOARD

If appointed, the vice chairman of the board, in the absence or non-appointment of the chairman of the board, shall preside as chairman at all meetings of the board and of shareholders.

8.04 CHIEF EXECUTIVE OFFICER

If appointed, the chief executive officer shall have general supervision over the business and affairs of the Corporation, subject to the direction of the board. The chief executive officer shall have such other powers and shall perform such other duties as may from time to time be assigned to him by the board or as are incidental to his office.

8.05 PRESIDENT

If appointed, the president shall have such powers and duties as the board or the chief executive officer may specify. During the absence or non-appointment of the chief executive officer, his duties may be performed and his powers exercised by the president, except that the president shall not preside at a meeting of the board or of shareholders if the president is not qualified to attend the meeting as a director or shareholder, as the case may be.

8.06 VICE PRESIDENT

If appointed, a vice president shall have such powers and duties as the board, the chief executive officer or the president may specify or as are incidental to his office. During the absence or non-appointment of the president, his duties may be performed and his powers may be exercised by a vice president except that no vice president shall preside at a meeting of the board or of shareholders if the vice president is not qualified to attend the meeting as a director or shareholder, as the case may be.

8.07 SECRETARY

If appointed, the secretary shall attend and be the secretary of the meetings of the board and of shareholders and, where practicable, of committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at such meetings. He shall give or cause to be given as and when instructed all notices to shareholders, directors, officers, the auditor and members of committees of the board, and he shall be the custodian of the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose. The secretary shall have such other powers and duties as the board, the chief executive officer or the president may specify or as are incidental to his office.

8.08 TREASURER

Subject to the discretion of the board, the treasurer, if appointed, shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as designated by the board. He shall prepare and maintain adequate accounting records. The treasurer shall have such other powers and shall perform such other duties as the board, the chief executive officer or president may specify or as are incidental to his office.

8.09 REMOVAL OF OFFICERS AND VACATION OF OFFICE

Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause. An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

8.10 VACANCIES

If the office of the chairman of the board, the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president, any vice president, the secretary or the treasurer, or one or more of them, or any other office shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board by resolution may elect or appoint an individual to fill such vacancy.

8.11 DUTIES OF OFFICERS MAY BE DELEGATED

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

8.12 AGENTS AND ATTORNEYS

The board shall have power to appoint agents or attorneys for the Corporation with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION NINE
SHAREHOLDERS' MEETINGS

9.01 ANNUAL MEETING

Subject to sections 131 and 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere determined by the directors, on such day in each year and at such time as the directors may determine.

9.02 SPECIAL MEETING

The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 131 of the Act, at such place as the directors may determine, subject to the Act and the articles of the Corporation.

9.03 MEETING ON REQUISITION OF SHAREHOLDERS

The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at a meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection (3) of section 142 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

9.04 NOTICE

A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgement on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to receive notice of the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for

which notice is given) before the date of the meeting; provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 131 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present in person nor represented by proxy thereat waive notice of the meeting.

A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.

The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.

9.05 WAIVER OF NOTICE

Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by telegram, cable telex, telecopy or electronic communication addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend at a meeting of shareholders is a waiver of notice of the meeting, except when he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9.06 OMISSION OF NOTICE

The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

9.07 RECORD DATES

The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

(a) the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

(i) at the close of business on the last business day preceding the day on which the notice is sent; or

(ii) if no notice is sent, the day on which the meeting is held; and

(b) the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the

close of business on the day on which the directors pass the resolution relating to that purpose.

9.08 CHAIRMAN OF THE MEETING

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, vice chairman of the board, deputy chairman of the board, chief executive officer, president or a vice president. If no such officer is present within 30 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.09 VOTES

Votes at meetings of shareholders may be given either personally or by proxy. Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a ballot at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name. In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

9.10 RIGHT TO VOTE

Subject to section 137 of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.

Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

9.11 PROXIES

Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by his attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

An instrument appointing a proxyholder may be in any form which complies with the requirements of the Act.

The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

The chairman of the meeting of shareholders may in his discretion accept any written communication (including without limitation any telegram, cable, telex or telecopy) as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such written communication accepted by the chairman of the meeting shall be valid and shall be counted.

9.12 TELEPHONE PARTICIPATION

A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

9.13 ADJOURNMENT

The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its

adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

9.14 QUORUM

Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy five percent (5%) of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

9.15 RESOLUTION IN LIEU OF MEETING

A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of this Act or the by-law relating to meetings of shareholders.

SECTION TEN
SHARES

10.01 ISSUANCE

Subject to the articles, any unanimous shareholder agreement and to section 30 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

10.02 SECURITY CERTIFICATES

A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 48 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of the registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture. Any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

10.03 AGENT

The directors may from time to time by resolution appoint or remove (i) one or more trust companies registered under the *Trust Companies Act* as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.

10.04 DEALINGS WITH REGISTERED HOLDER

Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

10.05 SURRENDER OF SECURITY CERTIFICATES

Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

10.06 DEFACED, DESTROYED, STOLEN OR LOST SECURITY CERTIFICATES

In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this section referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the chairman of the board, the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president, a vice-president, the secretary or the treasurer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and provided the Corporation or the Corporation's agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 67 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the chairman of the board, the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president, a Vice-President, the secretary or the treasurer of the Corporation or by resolution of the directors.

10.07 ENFORCEMENT OF LIEN FOR INDEBTEDNESS

Subject to subsection (8) of section 48 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of the debt of the shareholders of the Corporation and the residue (if any) shall be paid to the shareholder or his legal representative or as he shall direct. Upon any such sale, the directors may enter or cause to be

entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the same shall be in damages only and against the Corporation exclusively.

SECTION ELEVEN
DIVIDENDS

11.01 DIVIDENDS

Subject to the provisions of the Act, the board may declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to the provisions of the Act, the Corporation may pay a dividend in money or property.

11.02 DIVIDEND CHEQUES

A dividend payable in money shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, or by electronic funds transfer to the bank account designated by a registered holder of shares of the class or series in respect of which it has been declared. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such a cheque, unless the same is not paid on due presentation, or the electronic funds transfer shall satisfy and discharge the liability for the dividend to the extent of the sum represented by it plus the amount of any tax which the Corporation is required to and does withhold.

11.03 NON-RECEIPT OF CHEQUES

In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Corporation shall issue or cause to be issued to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board or dividend disbursing agent may prescribe, whether generally or in any particular case.

11.04 UNCLAIMED DIVIDENDS

Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TWELVE
NOTICES

12.01 SERVICE

Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a) the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

12.02 FAILURE TO LOCATE SHAREHOLDER

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

12.03 SHARES REGISTERED IN MORE THAN ONE NAME

All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

12.04 PERSONS BECOMING ENTITLED BY OPERATION OF LAW

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

12.05 DECEASED SHAREHOLDER

Any notice or document sent to any shareholder in accordance with section 12.01 shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

12.06 SIGNATURES TO NOTICES

The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

12.07 COMPUTATION OF TIME

All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the *Interpretation Act*, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

12.08 PROOF OF SERVICE

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

SECTION THIRTEEN
EFFECTIVE DATE

13.01 EFFECTIVE DATE

This by-law shall be effective as of the 24th day of February, 2005.

13.02 REPEAL

The previous by-law no. 1 of the Corporation is repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of the repealed by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under the repealed by-law shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under the repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

ENACTED by the board the 24th day of February, 2005.

[signed] Nancy C. Southern	[signed] Pat Spruin
President	Secretary

SCHEDULE B STATEMENT OF CORPORATE GOVERNANCE PRACTICES

	TSX Guideline	Does ATCO Align?	ATCO Ltd. Governance Practice
1.	The board should explicitly assume responsibility for stewardship of the Corporation, and specifically for	Yes	• The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. The Board acts in accordance with the Alberta Business Corporations Act, the Corporation's articles of incorporation and by-laws and other applicable laws and corporate policies. The Board is responsible for the stewardship of the Corporation and generally directs the business and affairs of the Corporation through consultation with management and the delegation of responsibilities to management and committees of the Board.
a)	Adoption of a strategic planning process	Yes	• The Board of Directors, in conjunction with management, develops the overall strategy and long-term objectives of the Corporation. The Board also considers and, if appropriate, approves, with such revisions as it may require, business plans, budgets, corporate objectives and recommended courses of action which have been presented by management. Significant business activities, actions and communications proposed to be taken or submitted by the Corporation are subject to Board approval. • The Board of Directors conducts an annual four to five day comprehensive strategy session with senior management which has been held consecutively since 1968. At these sessions the Board reviews and assesses the performance of the Corporation and its subsidiaries, reviews business plans, sets short-term and long-term objectives and discusses and implements strategies to meet these objectives.
b)	Identification of principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks	Yes	• The Board of Directors is responsible for identification of principal business risks and implementation of appropriate systems to manage these risks. • The Board, through the Risk Review Committee, is responsible for reviewing areas of risk identified by management as being relevant to the Corporation and ensuring that management has procedures in place to mitigate identified risks. • The Risk Review Committee regularly reports to the Board.
c)	Succession planning, including appointing, training and monitoring senior management	Yes	• The Board of Directors, through the Corporate Governance, Nomination, Compensation and Succession Committee ("GOCOM"), is responsible for succession planning, including appointing, professional development planning and monitoring the performance of officers. GOCOM meets a minimum of three times per year with two of the sessions 3-4 days in length. GOCOM reviews the adequacy of the Corporation's succession plan and the performance and compensation of senior management.
d)	Communications policy	Yes	• The Chairman of the Board, the President and Chief Executive Officer, and the Senior Vice President and Chief Financial Officer communicate with and respond to shareholders and the media at the annual meeting of the Corporation and on an ongoing basis, as circumstances require. The Corporate Secretary is responsible for communicating with shareholders and responding to shareholder concerns on an ongoing basis. • The Corporation has adopted a corporate disclosure policy based on CSA's National Policy 51-201 Disclosure Standards and the TSX's Policy Statement on Timely Disclosure and Electronic Communications Disclosure Guidelines. The policy provides direction on the accurate and timely disclosure of material information, confidentiality and the

	TSX Guideline	Does ATCO Align?	ATCO Ltd. Governance Practice
			equal dissemination of information to all shareholders and the investing public. The policy is approved by the Board of Directors and is administered by a committee of senior management and is reviewed at least annually. • The Corporation's transfer agent, CIBC Mellon Trust Company, has a toll-free number (1-800-387-0825) to assist shareholders. Shareholders may also send comments via e-mail to investors@atco.com. In addition, the Corporation maintains a website at www.atco.com that contains news releases, financial and other operating information and links to the websites of the ATCO Group companies. The Corporation's disclosure documents may also be found on the SEDAR website at www.sedar.com.
e)	Integrity of internal control and management information systems	Yes	• The Board of Directors, through the Audit Committee, is responsible for ensuring the Corporation has implemented appropriate systems of internal control and that these systems are operating effectively. The Vice President, Internal Audit regularly reports the results of internal audits conducted throughout the year to the Audit Committee.
2.	Majority of directors should be "unrelated" (independent from management and free from actual or perceived conflicts of interest)	Yes	• Seven of the ten Directors are unrelated. • The Corporation is controlled by R.D. Southern, who is a significant shareholder within the meaning of the Guidelines. The Directors believe that all of the unrelated Directors are free from any interests in or relationships with the Corporation and the significant shareholder, as contemplated by the Guidelines, and that, as a result, the investment in the Corporation by the shareholders other than the significant shareholder is fairly reflected. • Although the Board considers independence from the significant shareholder as a factor in assessing the qualifications of potential candidates, the Board's objectives are to ensure a balance of expertise and that the Directors are the most qualified candidates available and are selected on the basis of their overall qualifications and ability to contribute to the effective governance of the Corporation. All of the Directors of the Corporation make a valuable contribution to the Board, the Corporation and its shareholders, including minority shareholders, and the Directors are at all times mindful of the interests of the minority shareholders.
3.	The board has responsibility for applying the definition of "unrelated" director to each individual director and for disclosing annually the analysis of the application of the principles supporting this conclusion	Yes	• Three Directors are related within the meaning of the Guidelines. One Director is related because she is an executive officer of the Corporation; one is related because he is the father of an executive officer of the Corporation; and one is related because he is associated with a firm which is compensated for legal services provided to the Corporation. • Although these Directors are considered to be related Directors as defined by the Guidelines, these Directors, like all Directors, are required by law at all times to act in good faith with a view to the best interests of the Corporation and its shareholders. As is the case with unrelated Directors, these Directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in the appropriate circumstances. Their extensive knowledge of the Corporation's business is extremely beneficial to the other Directors and the Corporation and their participation as Directors is an important element in the overall effectiveness of the Board.

	TSX Guideline	Does ATCO Align?	ATCO Ltd. Governance Practice
4.	The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis	Yes	• GOCOM is composed of three non-management Directors, one of whom is a related Director and two of whom are unrelated Directors. GOCOM is responsible for identifying and recommending potential candidates for the Board.
5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors	Yes	• GOCOM periodically reviews the overall profile of the Board of Directors to ensure that it includes members with a reasonable diversity of experience, backgrounds, skills and geographic representation and reviews the committees and their mandates, making appropriate recommendations as required. GOCOM assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors.
6.	The Corporation should provide an orientation and education program for new directors	Yes	• Newly elected non-incumbent Directors participate in an orientation and education program during which they are briefed about all aspects of the Corporation's operations by senior management of the Corporation and its subsidiaries. An information manual is also provided to newly elected Directors.
7.	The board should examine its size with a view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making	Yes	• GOCOM meets at least once a year to review the size of the Board of Directors and makes recommendations to the Board when it believes a change in size would be in the best interests of the Corporation. The Board believes that the present size of 10-12 Directors is appropriate to provide a diversity of experience and opinions and allow effective committee organization and appropriate decision making.
8.	The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director	Yes	• GOCOM is responsible for assessing the compensation of Directors and making recommendations to the Board. GOCOM reviews compensation on an annual basis and has determined that the compensation is appropriate for the responsibilities, time commitment and risks assumed by Directors. Information about the compensation received by the Directors in 2004 can be found on page 12 of this circular.

	TSX Guideline	Does ATCO Align?	ATCO Ltd. Governance Practice
9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated	Yes	• The Board of Directors has four committees: Audit, GOCOM, Risk Review and Crisis Management Committees. Information pertaining to members of the committees and their areas of responsibility can be found on page 14 of this circular. • Each committee of the Board of Directors is composed exclusively of outside Directors, and the majority of Directors on each committee are unrelated. One related Director is a member of GOCOM and the Crisis Management Committee. His participation is an important element of the effectiveness of these committees.
10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues	Yes	• The Corporation considers corporate governance to be the ongoing responsibility of all Board members, however, GOCOM specifically addresses corporate governance issues as the need arises. GOCOM is, among other things, responsible for the Corporation's response to the governance guidelines of the Toronto Stock Exchange.
11.	The board, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management's responsibilities	Yes	• The Board of Directors has a legal responsibility to supervise the business and affairs of the Corporation. The Corporation and its operating subsidiaries have a number of written policies and governance practices that guide officers, including the Chief Executive Officer, in the discharge of their responsibilities. These include limits on officers' spending authority and requirements for Board approval for the commencement of new businesses or entry into new geographic markets. The Corporation is in the process of developing a Board mandate and updating the position description of the Chief Executive Officer.
	The board should approve or develop the corporate objectives which the chief executive officer is responsible for meeting	Yes	• The Board of Directors is responsible for the strategic planning process, direction and objectives of the Corporation. The Board expects the Chief Executive Officer and management to provide on a regular basis all information required to properly assess the ongoing performance of the Corporation. The Chief Executive Officer together with the Board of Directors establishes the Corporation's strategy and is responsible for the formulation and execution of the Business Plan.
12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management	Yes	• The Corporation has two lead Directors who are responsible for ensuring the Board functions independently, acting as required by law and in the best interests of all shareholders. • As deemed necessary, the Board of Directors and committees of the Board conduct meetings or portions of meetings without the presence of management.
13.	The audit committee should be composed only of outside directors	Yes	• The Audit Committee is composed of four outside Directors.
	The roles and responsibilities of the audit committee should be specifically defined so as to	Yes	• The roles and responsibilities of the Audit Committee have been defined by the Board in a mandate. The mandate is reviewed annually by the Audit Committee and approved by the Board. The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and management information

	TSX Guideline	Does ATCO Align?	ATCO Ltd. Governance Practice
	provide appropriate guidance to audit committee members as to their duties		systems and the performance of the Corporation's external auditor. The Audit Committee is also responsible for reviewing and recommending approval to the Board of annual financial statements, the annual management's discussion and analysis and the annual information form, and for approving quarterly financial statements and quarterly management's discussion and analysis. The Audit Committee reports to the Board of Directors at each scheduled meeting.
	The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate	Yes	• The Audit Committee meets separately with the internal and external auditors to discuss and review issues as appropriate.
	The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so	Yes	• The Audit Committee is responsible for ensuring that the Corporation has implemented appropriate systems of internal control, including systems of control over financial reporting, to ensure compliance with legal and regulatory requirements and the systems policies and procedures, and to ensure effective systems operations.
14.	The board should implement a system to enable an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board	Yes	• Individual Directors, committees and the full Board of Directors are entitled to, and in fact do, engage outside advisers from time to time as they deem necessary, at the expense of the Corporation, subject to the approval of GOCOM.

SCHEDULE C MEETINGS HELD DURING 2004

The number of Board and Committee meetings held during the year ended December 31, 2004, was as follows:

Board of Directors	9
Board of Directors Strategy Session (1)	1
Corporate Governance, Nomination, Compensation and Succession Committee (2)	3
Audit Committee	5
Risk Review Committee	2

(1) Four days in length
(2) Includes two three-day meetings

ATCO LTD.

1400, 909-11th Avenue SW
Calgary, Alberta T2R 1N6

Telephone: (403) 292-7500
Fax: (403) 292-7623

www.atco.com


ATCO
GROUP